As filed with the Securities and Exchange Commission on October 14, 2005
Registration No. 333-127375

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
CLEAR CHANNEL OUTDOOR HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	7312	86-0812139
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)
200 East Basse Road
San Antonio, Texas 78209
(210) 832-3700
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Mark P. Mays
Clear Channel Outdoor Holdings, Inc.
200 East Basse Road
San Antonio, Texas 78209
(210) 832-3700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Daryl L. Lansdale, Jr., Esq. Fulbright & Jaworski L.L.P. 300 Convent Street, Suite 2200 San Antonio, Texas 78205 Telephone: (210) 224-5575 Facsimile: (210) 270-7205	John W. White, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000 Facsimile: (212) 474-3700
      Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee

Class A Common Stock, $0.01 par value per share	$350,000,000	$41,195(3)

(1)	Includes shares to be sold upon exercise of the underwriters’ option to purchase additional shares of Class A common stock. See “Underwriting.”

(2)	Estimated solely for the purpose of calculating the registration fee under Rule 457(a) of the Securities Act of 1933, as amended.

(3)	Previously paid.
         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED OCTOBER 14, 2005.
                             Shares
Class A Common Stock

     This is the initial public offering of shares of Class A common stock of Clear Channel Outdoor Holdings, Inc. All of the                    shares are being sold by us. We intend to use all of the net proceeds from this offering to repay a portion of the outstanding intercompany indebtedness owed to our parent company, Clear Channel Communications, Inc. See “Use of Proceeds.”
     Prior to this offering, there has been no public market for the shares of Class A common stock. It is currently estimated that the initial public offering price per share will be between $         and $         . We intend to list the shares of Class A common stock on the New York Stock Exchange under the symbol “CCO.”
     We are an indirect, wholly owned subsidiary of Clear Channel Communications and have two classes of common stock outstanding: Class A common stock and Class B common stock. After this offering, Clear Channel Communications will own all of our outstanding shares of Class B common stock, representing approximately          % of the outstanding shares of our common stock and approximately          % of the total voting power of our common stock, or approximately          % and          %, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock. The rights of the Class A common stock and the Class B common stock are substantially similar, except with respect to voting, conversion and transferability. Our Class A common stock and Class B common stock vote as a single class on all matters on which stockholders are entitled to vote, except as otherwise provided in our amended and restated certificate of incorporation or as required by law. Each share of Class A common stock entitles its holder to one vote and each share of Class B common stock entitles its holder to 20 votes.
     See “Risk Factors” beginning on page 13 to read about factors you should consider before deciding to invest in shares of our Class A common stock.
     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
     To the extent that the underwriters sell more than                    shares of Class A common stock, the underwriters have the option to purchase up to an additional                    shares of Class A common stock from us at the initial public offering price, less the underwriting discount. To the extent the underwriters do not exercise this option in full, we intend to exchange up to                  additional shares of Class B common stock with Clear Channel Communications for the portion of the intercompany indebtedness owed by us to Clear Channel Communications that the proceeds from the exercise of such option otherwise would have been used to repay.
     The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on                   , 2005.
Global Coordinator & Senior Bookrunner
Goldman, Sachs & Co.
Joint Bookrunners
Deutsche Bank Securities

JPMorgan

Merrill Lynch & Co.

UBS Investment Bank
Banc of America Securities LLC

Bear, Stearns & Co. Inc.

Credit Suisse First Boston

Allen & Company LLC	Barrington Research

Harris Nesbitt	SunTrust Robinson Humphrey	Wachovia Securities
Prospectus dated                     , 2005.

MAP OF OUR DOMESTIC MARKETS

Seattle
Portland
Great Falls
Billings
Rapid City
Sioux Falls
Minneapolis
Milwaukee
Detroit
Buffalo
Hudson Valley
Hartford
Boston
Newport
Wilkes Barre
New York
Philadelphia
Wilmington
Harrisburg
Johnstown
Baltimore
Washington
Salisbury
Norfolk
Cleveland
Youngstown
Pittsburgh
Columbus
Cincinnati
Charleston
Richmond
Louisville
Indianapolis
St. Louis
Chicago
Cedar Rapids
Sioux City
Des Moines
Kansas City
Wichita
Reno
Sacramento
San Francisco
Monterey
Fresno
Salt Lake City
Grand Junction
Denver
Colorado Springs
Las Vegas
Los Angeles
Palm Springs
San Diego
Phoenix
Tucson
Albuquerque
El Paso
Lubbock
Oklahoma City
Ft. Smith
Memphis
Nashville
Knoxville
Raleigh
Charlotte
Chattanooga
Augusta
Northpark
Atlanta
Dallas
Austin
San Antonio
Houston
New Orleans
Tallahassee
Jacksonville
Ocala
Orlando
Tampa
West Palm Beach
Miami
North America
Canada
United States
Mexico
South America
Peru
Brazil
Chile
Legend
Billboards¹
Street Furniture Displays
Transit Displays
Other Displays²

[1] Includes wallscapes.
[2] Includes spectaculars and mall displays

      See inside back cover for a map of our international markets.

      We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.
      This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so or to any person who can not legally be offered the securities. The information in this prospectus is current only as of the date on its cover and may change after that date.

      The information contained in this prospectus contains references to certain trademarks and registered marks. The trademark Adsheltm is owned by us.

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus and provides an overview of the material aspects of this offering. This summary does not contain all of the information you should consider before deciding to invest in shares of our Class A common stock. You should read this entire prospectus carefully, especially the risks of investing in shares of our Class A common stock discussed under “Risk Factors” beginning on page 13. Except as otherwise noted, we present all financial and operating data on fiscal year and fiscal quarter bases. Our fiscal year ends on December 31 of each year.
      Unless the context otherwise requires, references in this prospectus to “Clear Channel Communications” shall mean Clear Channel Communications, Inc. and its combined subsidiaries (other than us).
      Prior to the completion of this offering, Clear Channel Communications will, and will cause its affiliates to, transfer to us certain assets related to our business not currently owned by us. We or our subsidiaries will assume and agree to perform, discharge and fulfill certain liabilities related to our business. In this prospectus, the description of our business includes these assets and liabilities as if such assets and liabilities were ours for all historical periods described herein. Our historical financial results as part of Clear Channel Communications may not reflect our financial results in the future as an independent publicly traded company or what our financial results would have been had we operated as an independent publicly traded company during the periods presented.
Our Business
      Our principal business is to provide our clients with advertising opportunities through billboards, street furniture displays, transit displays and other out-of-home advertising displays, such as wallscapes, spectaculars and mall displays, that we own or operate in key markets worldwide. As of June 30, 2005, we owned or operated more than 820,000 advertising displays worldwide. For the year ended December 31, 2004, we generated revenues of approximately $2.4 billion, operating income of approximately $243.3 million and operating income before depreciation, amortization and non-cash compensation expense, or OIBDAN, of approximately $631.6 million. Our domestic reporting segment consists of our operations in the United States, Canada and Latin America, with approximately 95% of our 2004 revenues in this segment derived from the United States. Our international reporting segment consists of our operations in Europe, Australia, Asia and Africa, with approximately 52% of our 2004 revenues in this segment derived from France and the United Kingdom. Approximately 89% of our total 2004 operating income excluding corporate expenses was derived from our domestic segment and approximately 11% was derived from our international segment. Approximately 66% of our total 2004 OIBDAN excluding corporate expenses was derived from our domestic segment and approximately 34% was derived from our international segment. See “— Summary Historical and Pro Forma Combined Financial Data — Non-GAAP Financial Measure” for an explanation of OIBDAN and a reconciliation of OIBDAN to operating income (loss). Additionally, we own equity interests in various out-of-home advertising companies worldwide, which we account for under the equity method of accounting.
      Billboard displays are bulletin and poster advertising panels of various sizes that generally are mounted on structures we own. We believe that many of our billboards are strategically located to offer maximum visual impact to audiences. Larger billboards generally are located along major highways and freeways to target vehicular traffic. Smaller billboards generally are located on city streets to target both vehicular and pedestrian traffic.
      Street furniture displays, marketed under our global Adsheltm brand, are advertising surfaces on bus shelters, information kiosks, public toilets, freestanding units and other public structures. Generally, we own the street furniture structures and are responsible for their construction and maintenance. Contracts for the right to place our street furniture structures in the public domain and sell advertising space on them are awarded by municipal and transit authorities in competitive bidding processes. We believe that street furniture is growing in popularity with municipal and transit authorities, especially in international and larger U.S. markets.

      Transit displays are advertising surfaces on various types of vehicles or within transit systems, including on the interior and exterior sides of buses, trains, trams and taxis and within the common areas of rail stations and airports. Contracts for the right to place our displays on vehicles or within transit systems and sell advertising space on them are awarded by public transit authorities in competitive bidding processes or are negotiated with private transit operators.
      We generate revenues worldwide from local, regional and national sales. Advertising rates generally are based on the “gross rating points,” or total number of impressions delivered expressed as a percentage of a market population, of a display or group of displays. The number of “impressions” delivered by a display is measured by the number of people passing the site during a defined period of time and, in some international markets, is weighted to account for such factors as illumination, proximity to other displays and the speed and viewing angle of approaching traffic. While price and availability of displays are important competitive factors, we believe that providing quality customer service and establishing strong client relationships are also critical components of sales.
Our Competitive Strengths
      We believe our key competitive strengths are as follows:

•	We believe that our presence in key markets gives our clients the ability to reach a global audience through one advertising provider.

•	We have long-standing relationships with a diversified group of local, regional and national advertising brands and agencies in the United States and worldwide. No single advertiser accounted for more than 2% of our 2004 domestic or international revenues.

•	Our high levels of cash flow from operations provide us with strategic and financial flexibility and will position us to opportunistically pursue attractive acquisitions and investments.

•	We believe that we are well-positioned to take advantage of significant technological advances and the corresponding improvements in advertisers’ abilities to present engaging campaigns to their target audiences.

•	Our senior management team has extensive experience in the outdoor advertising industry.

•	We believe that our financial strength and flexibility, our existing presence in key markets worldwide and our experienced senior management team position us well to capitalize on emerging acquisition and investment opportunities in the global industry.

      See “Business — Our Competitive Strengths.”
Our Strategy
      Our fundamental goal is to increase stockholder value by maximizing our cash flow from operations worldwide. Accomplishing this goal requires the successful implementation of the following strategies:

•	We seek to capitalize on our global network and diversified product mix to maximize revenues, increase profits and launch new products and initiatives.

•	We seek to enhance revenue opportunities by focusing on specific initiatives that highlight the value of outdoor advertising relative to other media.

•	We continue to focus on achieving operating efficiencies throughout our global network.

•	We have made significant commitments to provide innovative services to and enhance our accountability with our clients.

•	We intend to strengthen our existing market presence and selectively enter into new markets through acquisitions and investments worldwide.

•	We offer our clients alternative displays that incorporate new cost-effective technologies.

•	We maintain an entrepreneurial and customer-oriented culture that motivates local market managers to maximize our cash flow from operations.
      See “Business — Our Strategy.”
Our Risks
      We face a number of risks associated with our business and industry and must overcome a variety of challenges in implementing our operating strategy in order to be successful. For instance:

•	Our past operating results have been negatively affected by, among other things, a global economic slowdown and a decline in our clients’ advertising budgets, resulting in our incurring net losses in each of 2002, 2003 and 2004 and an accrued retained deficit.

•	The outdoor advertising industry is highly competitive. Our properties compete for audiences and advertising revenues with other outdoor advertising companies, as well as with other media.

•	We are subject to U.S. and foreign government regulation. Regulations regarding permitting, nonconformance and taxes and the size, spacing, density and lighting of displays may restrict our outdoor advertising operations.

•	After this offering, our total indebtedness for borrowed money will be approximately $ , approximately $2.5 billion of which will be intercompany indebtedness owed to Clear Channel Communications. If our cash flow and capital resources are insufficient to service our debt obligations, a default under any debt instrument could materially impair our financial condition and liquidity. In addition, our debt instruments may include restrictive covenants that limit our ability to refinance debt, sell assets or obtain additional equity capital.

•	We have not previously operated as an independent publicly traded company and our historical and pro forma combined financial information is not necessarily representative of the results we may achieve and it is difficult to predict our future success.

•	After this offering and for so long as Clear Channel Communications continues to own more than 50% of the total voting power of our common stock, it will have the ability to direct the election of our board of directors, exercise control over our business and affairs and significantly influence the outcome of matters submitted to a vote of our stockholders.

•	We derive benefits from our association with Clear Channel Communications. If Clear Channel Communications were to experience financial difficulty or if we were to separate from Clear Channel Communications in the future, our business could be materially adversely affected. In addition, conflicts of interest may arise between Clear Channel Communications and us relating to our past and ongoing relationships.

      For further discussion of these challenges and other risks that we face, see “Risk Factors.”
Our Relationship with Clear Channel Communications
      We are an indirect, wholly owned subsidiary of Clear Channel Communications, Inc. After this offering, Clear Channel Communications will own all of our outstanding shares of Class B common stock, representing approximately           % of the outstanding shares of our common stock and approximately           % of the total voting power of our common stock, or approximately           % and           %, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock. For as long as Clear Channel Communications is the owner of such number of shares representing more than 50% of the total voting power of our common stock, it will have the ability to direct the election of all of the members of our board of directors and to exercise a controlling influence over our business and affairs, including any determination with respect to mergers or other business combinations involving us, the acquisition or disposition of assets by us, the incurrence of indebtedness by us, the issuance of any additional common stock or other equity securities by us, the repurchase or redemption of common stock or preferred stock by us and the payment of dividends by us. Similarly, Clear Channel Communications will have the power to determine or significantly influence the outcome of matters submitted to a vote of our stockholders, including the power to prevent an acquisition or any other change in control of us, and to take other actions that might be favorable to Clear Channel Communications. See “Description of Capital Stock.”
      Clear Channel Communications has advised us that its current intent is to continue to hold all the shares of our Class B common stock it owns after this offering. However, Clear Channel Communications is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any shares of our common stock, except that Clear Channel Communications has agreed not to sell, spin off, split off or otherwise dispose of any shares of our common stock for a period of                     days after the date of this prospectus without the prior written consent of the underwriters, subject to certain limitations and limited exceptions. As a result, there can be no assurance concerning the period of time during which Clear Channel Communications will maintain its ownership of the shares of our Class B common stock owned by it after this offering. See “Underwriting.”
      Prior to the completion of this offering, we will enter into agreements with Clear Channel Communications that will govern the relationship between Clear Channel Communications and us after this offering and will provide for, among other things, the provision of services by Clear Channel Communications to us and the allocation of employee benefit, tax and other liabilities and obligations attributable to our operations. These agreements will include, among others, a master agreement, corporate services agreement, registration rights agreement, tax matters agreement and employee matters agreement. All of the agreements relating to our ongoing relationship with Clear Channel Communications will be made in the context of a parent-subsidiary relationship and the terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors — Risks Related to Our Relationship with Clear Channel Communications” and “Arrangements Between Clear Channel Communications and Us.”
      After this offering and the application of all of the net proceeds from this offering to repay a portion of the intercompany indebtedness owed to Clear Channel Communications, we will have outstanding indebtedness of approximately $                    , approximately $2.5 billion of which will be intercompany indebtedness owed to Clear Channel Communications. See “Use of Proceeds” and “Description of Indebtedness.”
      The master agreement between Clear Channel Communications and us and the note evidencing the $2.5 billion intercompany indebtedness each contain covenants that restrict our ability to take certain actions and engage in certain transactions. See “Risk Factors — Risks Related to Our Business.” Certain of the restrictive covenants in these agreements may continue in force later than the time when Clear Channel Communications owns less than 50% of the total voting power of our common stock.
      After this offering, certain individuals will be officers and directors of both Clear Channel Communications and us. In addition, because Clear Channel Communications will continue to own more than 50% of the total voting power of our common stock after this offering, we will be a “controlled company” under the New York Stock Exchange corporate governance standards. As a result of this status, we intend to utilize certain exemptions under the NYSE standards that free us from the obligation to comply with certain NYSE corporate governance requirements, which may include the requirements (i) that a majority of the board of directors consists of independent directors, (ii) that we have a nominating and governance committee, and that such committee be composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities, (iii) that we have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iv) for an annual performance evaluation of the compensation committee. See “Risk Factors — Risks Related to Our Relationship with Clear Channel Communications” and “Arrangements Between Clear Channel Communications and Us.”
      For a description of certain provisions of our amended and restated certificate of incorporation concerning the allocation of business opportunities that may be suitable for both Clear Channel Communications and us, see “Description of Capital Stock.”
Our Corporate Structure
      Our principal executive offices are located at 200 East Basse Road, San Antonio, Texas 78209, and our telephone number is (210) 832-3700. We operate through Clear Channel Outdoor Holdings, Inc. and our combined subsidiaries. Our Internet website address is www.clearchanneloutdoor.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus. You should not consider information contained on our website or that can be accessed through our website to be part of this prospectus for any purpose.

THE OFFERING

Class A common stock offered	shares
Common stock to be outstanding after this offering:
Class A	shares
Class B	shares
Total common stock outstanding	shares
Common stock to be held by Clear Channel Communications after this offering:
Class A	0 shares
Class B	shares
Percentage of the outstanding shares of our common stock to be held by Clear Channel Communications after this offering	%
Percentage of the total voting power of our common stock to be held by Clear Channel Communications after this offering	%

Voting, conversion and transferability features	Our Class A common stock and Class B common stock vote as a single class on all matters on which stockholders are entitled to vote, except as otherwise provided in our amended and restated certificate of incorporation or as required by law. While the rights of our Class A common stock and Class B common stock are substantially similar, the Class A common stock and Class B common stock differ in certain respects, including the following:

Class A	• entitles holder to one vote per share on all matters on which stockholders are entitled to vote; and

• will be listed on the New York Stock Exchange.

Class B	• entitles holder to 20 votes per share on all matters on which stockholders are entitled to vote;

• will not be listed on any stock exchange;

• is convertible, at the option of the holder, at any time into shares of Class A common stock on a one-for-one basis, subject to certain limited exceptions; and

• will convert into shares of Class A common stock on a one-for-one basis upon any transfer, subject to certain limited exceptions.

Use of proceeds	We estimate that our net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ , or approximately $ if the underwriters exercise in full their option to purchase additional shares of Class A common stock, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

We intend to use all of the net proceeds of this offering to repay approximately $ (based on the midpoint of the range of the offering price set forth on the cover page of this prospectus) of the outstanding balances of the intercompany notes issued to Clear Channel Communications in the original principal amounts of approximately $1.4 billion and $73.0 million. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. If cash dividends were to be paid on our common stock, holders of Class A common stock and Class B common stock would share equally, on a per share basis, in any such cash dividend.

Proposed NYSE symbol for the Class A common stock	CCO

Risk factors	For a discussion of the risks related to our business, our relationship with Clear Channel Communications, our Class A common stock and this offering, see “Risk Factors” beginning on page 13.
      Unless otherwise indicated, the number of shares of Class A common stock to be outstanding after this offering excludes:

•	shares issuable upon the exercise of the underwriters’ option to purchase additional shares of Class A common stock; and

•	shares issuable upon the exercise of employee stock options to be issued by us in connection with the conversion of equity-based compensation awards of Clear Channel Communications granted to our employees (assuming the shares are issued at a price of $ , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) as well as shares issuable upon the exercise of options or shares of restricted stock that may be granted under our Stock Incentive Plan after this offering. See “Management — Employee Benefit Plans.”
      Additionally, because                      shares of our Class A common stock issuable upon the exercise of the underwriters’ option to purchase additional shares of Class A common stock are excluded from the number of shares of Class A common stock to be outstanding after this offering, the number of shares of Class B common stock to be outstanding after this offering includes                    additional shares of Class B common stock that are required to be issued to Clear Channel Communications upon expiration of the unexercised underwriters’ option in exchange for the portion of the intercompany indebtedness owed by us to Clear Channel Communications that otherwise would have been repaid with the proceeds from the exercise of such option had it been exercised in full. See “Use of Proceeds.”

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA
      The following table sets forth summary historical and pro forma combined financial data and other information of Clear Channel Outdoor Holdings, Inc.
      We have prepared our combined financial statements as if Clear Channel Outdoor Holdings, Inc. had been in existence as a separate company throughout all relevant periods. The summary results of operations data, segment data and cash flow data for the years ended December 31, 2004, 2003 and 2002 and the summary combined balance sheet data as of December 31, 2004 and 2003 presented below were derived from our audited combined financial statements and the related notes thereto included elsewhere in this prospectus. The summary combined balance sheet data as of December 31, 2002 is derived from our audited financial statements. The summary results of operations data, segment data and cash flow data for the six months ended June 30, 2005 and 2004 and the summary balance sheet data as of June 30, 2005 presented below were derived from our unaudited combined financial statements and the related notes thereto included elsewhere in this prospectus. The operating results for the six months ended June 30, 2005 and 2004 include all adjustments (consisting only of normal recurring adjustments) that we believe are necessary for a fair statement of the results for such interim periods.
      Results for the six months ended June 30, 2005 are not necessarily indicative of the results expected for the fiscal year ending December 31, 2005 or any future period.
      Our unaudited pro forma as adjusted results of operations data present our pro forma as adjusted results of operations for the year ended December 31, 2004:

•	as if this offering had been completed on January 1, 2004, at an assumed initial public offering price of $ per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, and assuming:

–	the outstanding balances of the approximately $1.4 billion and $73.0 million intercompany notes issued to Clear Channel Communications are reduced by approximately $ , representing the balance at , 2005 in the “Due from Clear Channel Communications” intercompany account;

–	then, approximately $ of the remaining outstanding balances of the $1.4 billion and $73.0 million intercompany notes is contributed to our capital by Clear Channel Communications;

–	then, approximately $ of the remaining outstanding balances of the $1.4 billion and $73.0 million intercompany notes is repaid with all of the net proceeds of this offering; and

–	then, to the extent the underwriters do not exercise in full their option to purchase up to an additional shares of our Class A common stock (the proceeds of which would be used to repay the then-outstanding balances of the approximately $1.4 billion and $73.0 million intercompany notes), we exchange up to additional shares of our Class B common stock with Clear Channel Communications for the remaining outstanding balances of the $1.4 billion and $73.0 million intercompany notes that the proceeds from the exercise of such option otherwise would have been used to repay, such that the notes are repaid in full.

•	after giving effect to our distribution of an intercompany note in the original principal amount of $2.5 billion as a dividend on our common stock, which note was ultimately distributed to Clear Channel Communications, as if issued to Clear Channel Communications on January 1, 2004.

      Our pro forma as adjusted balance sheet and results of operations data as of June 30, 2005 and for the six months ended June 30, 2005, present, using the same assumptions and application of estimated net proceeds described above:

•	our as adjusted financial position as of June 30, 2005, as if this offering and the issuance of the $2.5 billion intercompany note had been completed on June 30, 2005; and

•	our as adjusted results of operations for the six months ended June 30, 2005, as if this offering and the issuance of the $2.5 billion intercompany note had been completed on January 1, 2004.
      The unaudited pro forma information set forth below is based upon available information and assumptions that we believe are reasonable. The historical financial and other data have been prepared on a combined basis from Clear Channel Communications’ consolidated financial statements using the historical results of operations and bases of the assets and liabilities of Clear Channel Communications’ outdoor advertising business and give effect to allocations of expenses from Clear Channel Communications. Our historical financial data is not indicative of our future performance, nor does such data reflect what our financial position and results of operations would have been had we operated as an independent publicly traded company during the periods shown.
      The unaudited pro forma statements of operations do not reflect the complete impact of one-time and ongoing incremental costs required for us to operate as a separate company. Clear Channel Communications allocated to us $24.7 million in 2004, $19.6 million in 2003 and $17.6 million in 2002 of expenses incurred by it for providing us accounting, treasury, tax, legal, public affairs, executive oversight, human resources and other services. Through June 30, 2005, Clear Channel Communications allocated to us $7.8 million of expenses. After this offering, we expect to continue to receive from Clear Channel Communications substantially all of these services, the cost of which will be allocated to us.
      You should read the information contained in this table in conjunction with “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical audited and unaudited combined financial statements and the accompanying notes thereto of us and our combined subsidiaries included elsewhere in this prospectus.
      The following table presents a non-GAAP financial measure, OIBDAN, which we use to evaluate segment and combined performance of our business. OIBDAN is not calculated or presented in accordance with U.S. generally accepted accounting principles, or GAAP. In Note 3 and in “— Non-GAAP Financial Measure” below, we explain OIBDAN and reconcile it to operating income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP.

	Year Ended						Pro Forma	Six Months Ended		Pro Forma
(In thousands, except per share data)	December 31,						as Adjusted	June 30,		as Adjusted
							December 31,			June 30,
	2002		2003		2004		2004	2004	2005	2005

							(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Results of Operations Data:
Revenue		$1,859,641		$2,174,597		$2,447,040	$2,447,040	$1,161,142	$1,263,468	$1,263,468
Operating expenses:
Direct operating expenses (exclusive of depreciation and amortization)		957,830		1,133,386		1,262,317	1,262,317	843,998	915,673	915,673
Selling, general and administrative expenses (exclusive of depreciation and amortization)		392,803		456,893		499,457	499,457
Depreciation and amortization		336,895		379,640		388,217	388,217	192,556	194,828	194,828
Corporate expenses (exclusive of depreciation and amortization)		52,218		54,233		53,770	53,770	26,537	26,398	26,398

Operating income		119,895		150,445		243,279	243,279	98,051	126,569	126,569
Interest expense		11,623		14,201		14,177	14,177	7,275	6,467	6,467
Intercompany interest expense		227,402		145,648		145,653	140,858	72,826	72,828	70,430
Equity in earnings (loss) of nonconsolidated affiliates		3,620		(5,142)		(76)	(76)	4,787	5,947	5,947
Other income (expense) — net		9,164		(8,595)		(13,341)	(13,341)	(11,638)	(6,735)	(6,735)

Income (loss) before income taxes and cumulative effect of a change in accounting principle		(106,346)		(23,141)		70,032	74,827	11,099	46,486	48,884
Income tax benefit (expense):
Current		72,008		12,092		(23,422)	(25,340)	3,537	(46,745)	(47,704)
Deferred		(21,370)		(23,944)		(39,132)	(39,132)	(11,777)	11,879	11,879

Income (loss) before cumulative effect of a change in accounting principle		$(55,708)		$(34,993)		$7,478	$10,355	$2,859	$11,620	$13,059

Cumulative effect of a change in accounting principle, net of tax of $504,927 in 2002 and $113,173 in 2004(1)		(3,527,198)		—		(162,858)		—	—

Net income (loss)		$(3,582,906)		$(34,993)		$(155,380)		$2,859	$11,620

Basic and diluted income (loss) before cumulative effect of a change in accounting principle per common share(2)	$		$		$		$	$	$	$

Segment Data:
Revenue:
Domestic		$911,493		$1,006,376		$1,092,089	$1,092,089	$514,603	$568,944	$568,944
International		948,148		1,168,221		1,354,951	1,354,951	646,539	694,524	694,524

Total revenue		$1,859,641		$2,174,597		$2,447,040	$2,447,040	$1,161,142	$1,263,468	$1,263,468

Operating income (loss):
Domestic		$174,381		$215,485		$263,772	$263,772	$115,911	$154,479	$154,479
International		(2,268)		(10,807)		33,277	33,277	8,677	(1,512)	(1,512)
Corporate		(52,218)		(54,233)		(53,770)	(53,770)	(26,537)	(26,398)	(26,398)

Total operating income		$119,895		$150,445		$243,279	$243,279	$98,051	$126,569	$126,569

	Year Ended			Pro Forma	Six Months Ended		Pro Forma
(In thousands)	December 31,			as Adjusted	June 30,		as Adjusted
				December 31,			June 30,
	2002	2003	2004	2004	2004	2005	2005

				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash Flow Data:
Cash flow provided by (used in):
Operating activities	$320,235	$433,459	$492,495		$199,957	$167,289
Investing activities	$(430,844)	$(230,162)	$(310,658)		$(143,769)	$(148,235)
Financing activities	$173,193	$(222,491)	$(182,006)		$(50,147)	$1,045
Capital expenditures	$290,187	$205,145	$176,140		$76,900	$77,883
Other Data:
OIBDAN(3)
Domestic	$354,328	$409,722	$450,494	$450,494	$210,127	$240,831	$240,831
International	154,680	174,596	234,888	234,888	107,067	107,298	107,298
Corporate	(52,218)	(54,233)	(53,770)	(53,770)	(26,537)	(26,398)	(26,398)

Total OIBDAN(3)	$456,790	$530,085	$631,612	$631,612	$290,657	$321,731	$321,731

				As of June 30, 2005
(In thousands)	As of December 31,
					Pro Forma
	2002	2003	2004	Historical	as Adjusted

				(Unaudited)	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$45,741	$34,105	$37,948	$49,665	$
Current assets	753,289	958,669	1,107,240	1,117,639
Property, plant and equipment — net	2,213,817	2,264,106	2,195,985	2,055,767
Total assets	4,926,205	5,232,820	5,240,933	5,092,370
Current liabilities	642,330	736,202	749,055	723,759
Long-term debt, including current maturities	1,713,493	1,670,017	1,639,380	1,654,906
Total liabilities	2,347,262	2,472,656	2,511,280	2,514,441
Owner’s equity	2,578,943	2,760,164	2,729,653	2,577,929
Total liabilities and owner’s equity	4,926,205	5,232,820	5,240,933	5,092,370

(1)	Cumulative effect of change in accounting principle for the year ended December 31, 2002, related to an impairment of goodwill recognized in accordance with the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Cumulative effect of change in accounting principle for the year ended December 31, 2004, related to a non-cash charge recognized in accordance with the adoption of Topic D-108, Use of Residual Method to Value Acquired Assets other than Goodwill. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Indefinite-lived Assets.”

(2)	Basic and diluted income (loss) before cumulative effect of a change in accounting principle per share is calculated by dividing income (loss) before cumulative effect of a change in accounting principle by the weighted average of common shares outstanding. The historic basic and diluted is based on shares outstanding and the pro forma basic and diluted is based on shares outstanding.

(3)	We evaluate segment and combined performance based on several factors, one of the primary measures of which is operating income (loss) before depreciation, amortization and non-cash compensation expense, which we refer to as OIBDAN. See “— Non-GAAP Financial Measure” below, “Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Use of OIBDAN.”

Non-GAAP Financial Measure
      In addition to operating income, we evaluate segment and combined performance based on other factors, one primary measure of which is operating income (loss) before depreciation, amortization and non-cash compensation expense, which we refer to as OIBDAN. We use OIBDAN as a measure of the operational strengths and performance of our business and not as a measure of liquidity. However, a limitation of the use of OIBDAN as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Accordingly, OIBDAN should be considered in addition to, and not as a substitute for, operating income (loss), net income (loss) and other measures of financial performance reported in accordance with U.S. GAAP. Furthermore, this measure may vary among other companies; thus, OIBDAN as presented below may not be comparable to similarly titled measures of other companies.
      We believe OIBDAN is useful to investors and other external users of our financial statements in evaluating our operating performance because it is widely used in the outdoor advertising industry to measure a company’s operating performance and it helps investors more meaningfully evaluate and compare the results of our operations from period to period and with those of other companies in the outdoor advertising industry (to the extent the same components of OIBDAN are used), in each case without regard to items such as non-cash depreciation and amortization and non-cash compensation expense, which can vary depending upon the accounting method used and the book value of assets.
      Our management uses OIBDAN (i) as a measure for planning and forecasting operating and individual expectations and for evaluating actual results against such expectations, (ii) as a basis for incentive bonuses paid to our executive officers and our branch managers and (iii) in presentations to our board of directors to enable them to have the same consistent measurement basis of operating performance used by management.
      The following table presents a reconciliation of OIBDAN to operating income, which is a GAAP measure of our operating results:

				Pro Forma			Pro Forma
	Year Ended December 31,			as Adjusted	Six Months Ended June 30,		as Adjusted
				December 31,			June 30,
(In thousands)	2002	2003	2004	2005	2004	2005	2005

				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Reconciliation of OIBDAN to operating income:
Combined:
OIBDAN	$456,790	$530,085	$631,612	$631,612	$290,657	$321,731	$321,731
Depreciation and amortization	336,895	379,640	388,217	388,217	192,556	194,828	194,828
Non-cash compensation	—	—	116	116	50	334	334

Operating income	$119,895	$150,445	$243,279	$243,279	$98,051	$126,569	$126,569

Domestic:
OIBDAN	$354,328	$409,722	$450,494	$450,494	$210,127	$240,831	$240,831
Depreciation and amortization	179,947	194,237	186,620	186,620	94,173	86,091	86,091
Non-cash compensation	—	—	102	102	43	261	261

Operating income	$174,381	$215,485	$263,772	$263,772	$115,911	$154,479	$154,479

International:
OIBDAN	$154,680	$174,596	$234,888	$234,888	$107,067	$107,298	$107,298
Depreciation and amortization	156,948	185,403	201,597	201,597	98,383	108,737	108,737
Non-cash compensation	—	—	14	14	7	73	73

Operating income (loss)	$(2,268)	$(10,807)	$33,277	$33,277	$8,677	$(1,512)	$(1,512)

RISK FACTORS
      You should carefully consider the following risks before investing in our Class A common stock. These risks could materially adversely affect our business, results of operations or financial condition. In such an event, the trading price of our Class A common stock could decline and you could lose part or all of your investment.
Risks Related to Our Business

We have incurred net losses and may experience future net losses, which could adversely affect our stock price.
      In the past, our operating results have been adversely affected by, among other things, a global economic slowdown and a decline in our clients’ advertising budgets. We incurred net losses in each of 2002, 2003 and 2004 of approximately $3.6 billion, $35.0 million and $155.4 million, respectively, and had an accumulated retained deficit of $4.2 billion at June 30, 2005. Due to market conditions in the advertising industry generally and slow economic times and other factors that cause advertisers to cut back their advertising budgets or change their advertising strategies, we may face reduced demand for our advertising products, underutilization of our advertising faces and other factors that could adversely affect our results of operations in the near term. We cannot predict whether we will achieve profitability in future periods.

Government regulation of outdoor advertising may restrict our outdoor advertising operations.
      Changes in laws and regulations affecting outdoor advertising at any level of government, including laws of the foreign jurisdictions in which we operate, could have a significant financial impact on us by requiring us to make significant expenditures or otherwise limiting or restricting some of our operations.
      U.S. federal, state and local regulations have had an impact on the outdoor advertising industry. One of the seminal laws was The Highway Beautification Act of 1965 (HBA), which regulates outdoor advertising on the 306,000 miles of Federal-Aid Primary, Interstate and National Highway Systems roads. HBA regulates the locations of billboards, mandates a state compliance program, requires the development of state standards, promotes the expeditious removal of illegal signs, and requires just compensation for takings. Size, spacing and lighting are regulated by state and local municipalities.
      From time to time, certain state and local governments have attempted to force the removal of billboards not governed by the HBA under various amortization theories. Amortization permits the billboard owner to operate its billboard only as a nonconforming use for a specified period of time, after which it must remove or otherwise conform its billboard to the applicable regulations at its own cost without any compensation. Several municipalities within our existing markets have adopted amortization ordinances. Restrictive regulations also limit our ability to rebuild or replace nonconforming billboards. Such regulations have not had a material impact on our results of operations to date, but if we are increasingly unable to negotiate acceptable arrangements in circumstances in which our billboards are subject to removal or amortization or if there occurs an increase in such regulations, our results could suffer.
      Legislation has from time to time been introduced in state and local jurisdictions attempting to impose taxes on revenues of outdoor advertising companies. Several jurisdictions have already imposed such taxes as a percentage of our gross receipts of outdoor advertising revenues in that jurisdiction. While these taxes have not had a material impact on our business and financial results to date, we expect states to continue to try to impose such taxes as a way of increasing revenues. The increased imposition of these taxes and our inability to pass on the cost of these taxes to our clients could negatively affect our operating income.
      In addition, we are unable to predict what additional regulations may be imposed on outdoor advertising in the future. Legislation that would regulate the content of billboard advertisements and implement additional billboard restrictions has been introduced in Congress from time to time in the past.

We recently were fined $30,000 by the City of Los Angeles for our inadvertent failure to properly disclose our role in providing billboards to a local political candidate.
      International regulation of the outdoor advertising industry varies by region and country, but generally limits the size, placement, nature and density of out-of-home displays. Significant international regulations include the Law of December 29, 1979 in France, the Town and Country Planning (Control of Advertisements) Regulations 1992 in the United Kingdom, and Règlement Régional Urbain de l’agglomération bruxelloise in Belgium. These laws define issues such as the extent to which advertisements can be erected in rural areas, the hours during which illuminated signs may be lit and whether the consent of local authorities is required to place a sign in certain communities. Other regulations limit the subject matter and language of out-of-home displays. For instance, the United States and France, among other nations, ban outdoor advertisements for tobacco products. Our failure to comply with these or any future international regulations could have an adverse impact on the effectiveness of our displays or their attractiveness to clients as an advertising medium and may require us to make significant expenditures to ensure compliance. As a result, we may experience a significant impact on our operations, revenues, international client base and overall financial condition.

We face intense competition in the outdoor advertising industry that may adversely affect the advertising fees we can charge, and consequently lower our operating margins and profits.
      We operate in a highly competitive industry, and we may not be able to maintain or increase the fees we charge our customers, which may consequently lower our operating margins and profits. Our advertising properties compete for audiences and advertising revenues with other outdoor advertising companies, as well as with other media, such as radio, newsweekly magazines, newspapers, prime time television, direct mail, the Internet and telephone directories. It is possible that new competitors may emerge and rapidly acquire significant market share. Competitive factors in our industry could adversely affect our financial performance by, among other things, leading to decreases in overall revenues, numbers of advertising clients, advertising fees or profit margins. These factors include:

•	our competitors offering reduced advertising rates, which we may be unable or unwilling to match;

•	our competitors adopting technological changes and innovations that we are unable to adopt or are delayed in adopting and that offer more attractive advertising alternatives than those we currently offer;

•	shifts in the general population or specific demographic groups to markets where we have fewer outdoor advertising displays;

•	our competitors securing more effective advertising sites than those sites where our displays are located;

•	our competitors’ abilities to complete and integrate acquisitions better than our ability to complete and integrate acquisitions;

•	our inability to secure street furniture contracts on favorable terms; and

•	development, governmental actions and strategic trading or retirement of displays, which, excluding acquisitions, may result in a reduction of our existing displays and increased competition for attractive display locations.

Doing business in foreign countries creates certain risks not involved in doing business in the United States that may disrupt our international operations or cause us to realize lower returns from our international operations.
      Doing business in foreign countries involves certain risks that may not exist when doing business in the United States. The risks involved in foreign operations that could result in disruptions to our business or financial losses in our international operations against which we are not insured include:

•	exposure to local economic conditions, foreign exchange restrictions and restrictions on the withdrawal of foreign investment and earnings, investment restrictions or requirements, expropriations of property and changes in foreign taxation structures, each of which could reduce our profit from international operations;

•	potential adverse changes in the diplomatic relations of foreign countries with the United States and government policies against businesses owned by foreigners, each of which could affect our ability to continue operations in or enter into an otherwise profitable market;

•	changes in foreign regulations, such as the decision in France to lift the ban on retail advertising on television by 2007;

•	hostility from local populations, potential instability of foreign governments and risks of insurrections, each of which could disrupt our ability to conduct normal business operations; and

•	risks of renegotiation or modification of existing agreements with governmental authorities and diminished ability to legally enforce our contractual rights in foreign countries, each of which could cause financial losses in otherwise profitable operations.

      In addition, we may incur substantial tax liabilities if we repatriate any of the cash generated by our international operations back to the United States, due to our current inability to recognize any foreign tax credits that would be associated with such repatriation. We are not currently in a position to recognize any tax assets in the United States that are the result of payments of income or withholding taxes in foreign jurisdictions.

Exchange rates may cause fluctuations in our results of operations that are not related to our operations.
      Because we own assets overseas and derive revenues from our international operations, we may incur currency translation losses or gains due to changes in the values of foreign currencies relative to the United States dollar. For the years ended December 31, 2004, 2003 and 2002, foreign exchange rate gains had a significant positive effect on our results of operations. However, for the six months ended June 30, 2005 and 2004, exchange rate fluctuations negatively affected our results of operations. We cannot predict the effect of exchange rate fluctuations upon future operating results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Market Risk Management — Foreign Currency Risk.”

Our results of operations vary from quarter to quarter, and our financial performance in certain financial quarters may not be indicative of or comparable to our financial performance in subsequent financial quarters.
      Typically, we experience our lowest financial performance in the first quarter of our calendar year as retailers scale back their advertising budgets following the year-end holiday season. Because our results vary widely from quarter to quarter, our financial results for one quarter cannot necessarily be compared to another quarter and may not be indicative of our financial performance in subsequent quarters. These variations in our financial results could have an effect on our stock price.

The success of our street furniture and transit products is dependent on our obtaining key municipal concessions, which we may not be able to obtain on favorable terms.
      Our street furniture and transit products businesses require us to obtain contracts with municipalities and other governmental entities. Many of these contracts require us to participate in competitive bidding processes, have terms typically ranging from three to 20 years and have revenue share or fixed payment components. Our inability to successfully negotiate or complete these contracts due to governmental demands and delay and the highly competitive bidding processes for these contracts could affect our ability to offer these products to our clients, or to offer them to our clients at rates that are competitive to other forms of advertising, without adversely affecting our net income.

Future acquisitions of businesses or properties could have adverse consequences on our existing business or assets.
      We may acquire outdoor advertising assets and other assets or businesses that we believe will assist our clients in marketing their products and services. Our acquisition strategy involves numerous risks, including:

•	possible failures of our acquisitions to be profitable or to generate anticipated cash flows, which could affect our overall profitability and cash flows;

•	entry into markets and geographic areas where our competitors are operating but where we have limited or no experience;

•	potential difficulties in integrating our operations and systems with those of acquired companies, causing delays in realizing the potential benefits of acquisitions;

•	diversion of our management team’s attention away from other business concerns; and

•	loss of key employees of acquired companies or the inability to recruit additional senior management to supplement or replace senior management of acquired companies.

Antitrust regulations may limit future acquisitions due to our current inventory of advertising properties in certain markets.
      Additional acquisitions by us may require antitrust review by U.S. antitrust agencies and may require review by foreign antitrust agencies under the antitrust laws of foreign jurisdictions. We can give no assurances that the Department of Justice, the Federal Trade Commission or foreign antitrust agencies will not investigate, possibly challenge or seek divestitures or other remedies as a condition to not challenging future acquisitions. If those agencies take any such action, we may not be able to complete, or realize the desired benefits of, the proposed acquisition.

The lack of availability of potential acquisitions at reasonable prices could harm our growth strategy.
      We face stiff competition from other outdoor advertising companies for acquisition opportunities. If the prices sought by sellers of these companies were to rise, we may find fewer acceptable acquisition opportunities. In addition, the purchase price of possible acquisitions could require the incurrence of additional debt or equity financing on our part. Since the terms and availability of this financing depend to a large degree upon general economic conditions and third parties over which we have no control, we can give no assurance that we will obtain the needed financing or that we will obtain such financing on attractive terms. In addition, our ability to obtain financing depends on a number of other factors, many of which are also beyond our control, such as interest rates and national and local business conditions. If the cost of obtaining needed financing is too high or the terms of such financing are otherwise unacceptable in relation to the acquisition opportunity we are presented with, we may decide to forgo that opportunity. Additional indebtedness could increase our leverage and make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures. Additional equity financing could result in dilution to our stockholders.

After this offering, we will have substantial debt obligations that could restrict our operations and impair our financial condition.
      After this offering, the application of all of the net proceeds of this offering to repay a portion of the outstanding balances of the $1.4 billion and $73.0 million intercompany notes owed to Clear Channel Communications, the reduction of a portion of the outstanding balances of such notes through offset to the “Due from Clear Channel Communications” account and the contribution of the remaining portion of the outstanding balances of such notes to our capital, our total indebtedness for borrowed money will be approximately $                    , approximately $2.5 billion of which will be intercompany indebtedness owed to Clear Channel Communications. Approximately $146.3 million of such total indebtedness (excluding interest) is due in 2005, $4.6 million is due in 2006 and 2007, $0.8 million is due in 2008 and 2009 and $2.5 billion thereafter. We may also incur additional substantial indebtedness in the future.
      Our substantial indebtedness could have adverse consequences, including:

•	increasing our vulnerability to adverse economic, regulatory and industry conditions;

•	limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry;

•	limiting our ability to borrow additional funds; and

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions and other purposes.
      If our cash flow and capital resources are insufficient to service our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations. We may be unable to restructure or refinance our obligations and obtain additional equity financing or sell assets on satisfactory terms or at all. As a result, inability to meet our debt obligations could cause us to default on those obligations. A default under any debt instrument could, in turn, result in defaults under other debt instruments. Any such defaults could materially impair our financial condition and liquidity.

To service our debt obligations and to fund potential capital expenditures, we will require a significant amount of cash to meet our needs, which depends on many factors beyond our control.
      Our ability to service our debt obligations and to fund potential capital expenditures for display construction or renovation will require a significant amount of cash, which depends on many factors beyond our control. Our ability to make payments on and to refinance our debt will also depend on our ability to generate cash in the future. This, to an extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
      We cannot assure you that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay our debt, including our intercompany notes, or to fund our other liquidity needs. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt, including the intercompany notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including the intercompany notes, on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt, including the intercompany notes, and other future debt may limit our ability to pursue any of these alternatives.

The $2.5 billion intercompany note and agreements with Clear Channel Communications impose restrictions on our ability to finance operations and capital needs, make acquisitions or engage in other business activities and requires prepayment from substantially all proceeds from debt or equity raised by us.
      The $2.5 billion intercompany note and Master Agreement with Clear Channel Communications include restrictive covenants that, among other things, restrict our ability to:

•	incur additional debt;

•	pay dividends and make distributions;

•	make certain acquisitions and investments;

•	repurchase our stock;

•	create liens;

•	enter into transactions with affiliates;

•	enter into sale-leaseback transactions;

•	dispose of all or substantially all of our assets; and

•	merge or consolidate.
      The existence of these restrictions could limit our ability to grow and increase our revenues or respond to competitive changes.
      In addition, the intercompany note requires us to prepay it in full upon a change of control (as defined in the note), and, upon our issuances of equity and incurrences of debt, subject to certain exceptions, to prepay the note in the amount of net proceeds received from such events. Our failure to comply with the terms and covenants in our indebtedness could lead to a default under the terms of those documents, which would entitle Clear Channel Communications or other holders to accelerate the indebtedness and declare all amounts owed due and payable. See “Arrangements Between Clear Channel Communications and Us — Master Agreement — Approval Rights of Clear Channel Communications on Certain of Our Activities” and “Description of Indebtedness.”

Additional restrictions on outdoor advertising of tobacco, alcohol and other products may further restrict the categories of clients that can advertise using our products.
      Out-of-court settlements between the major U.S. tobacco companies and all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and four other U.S. territories include a ban on the outdoor advertising of tobacco products. Our domestic revenues from the outdoor advertising of tobacco products were approximately $1.2 million, $1.6 million and $3.1 million in 2002, 2003 and 2004, respectively. Other products and services may be targeted in the future, including alcohol products. Our domestic revenues from the outdoor advertising of alcohol products were approximately $68.5 million, $74.0 million and $71.0 million in 2002, 2003 and 2004. Legislation regulating tobacco and alcohol advertising has also been introduced in a number of European countries in which we conduct business and could have a similar impact. Any significant reduction in alcohol-related advertising due to content-related restrictions could cause a reduction in our direct revenues from such advertisements and an increase in the available space on the existing inventory of billboards in the outdoor advertising industry.

A general deterioration in economic conditions may cause our clients to reduce their advertising budgets or to choose advertising plans other than outdoor advertising.
      The risks associated with our businesses become more acute in periods of a slowing economy or recession, which may be accompanied by a decrease in advertising and which could have an adverse effect on our revenues and profit margins or result in an impairment in the value of our assets. The impact of slowdowns on our business is difficult to predict, but they may result in reductions in purchases of advertising. In addition, to the extent our street furniture and transit businesses rely on long-term guaranteed contracts with government entities, we may suffer losses on those contracts in times of economic slowdowns.

Our outdoor advertising properties and revenues may be adversely affected by the occurrence of extraordinary events.
      The occurrence of extraordinary events with respect to our properties or the economy generally, such as terrorist attacks, severe weather conditions such as hurricanes or similar events may substantially decrease the use of and demand for advertising or expose us to substantial liability, which may decrease our revenues or increase our expenses. The September 11, 2001 terrorist attacks, for example, caused a nationwide disruption of commercial activities. The occurrence of future terrorist attacks, military actions, contagious disease outbreaks or similar events cannot be predicted, and their occurrence can be expected to further negatively affect the economies of the United States and other foreign countries where we do business generally, specifically the market for advertising.
Risks Related to Our Relationship with Clear Channel Communications

We have no operating history as an independent company and our historical and pro forma combined financial information is not necessarily representative of the results we would have achieved as an independent publicly traded company and may not be a reliable indicator of our future results.
      The historical and pro forma combined financial information included in this prospectus does not reflect the financial condition, results of operations or cash flows we would have achieved as an independent publicly traded company during the periods presented or those results we will achieve in the future. This is primarily a result of the following factors:

•	Our historical and pro forma combined financial results reflect allocations of corporate expenses from Clear Channel Communications. Those allocations may be different from the comparable expenses we would have incurred had we operated as an independent publicly traded company.

•	Our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, historically have been satisfied as part of the corporate-wide cash management policies of Clear Channel Communications. Subsequent to this offering, Clear Channel Communications will not be required to provide us with funds to finance our working capital or other cash requirements. Without the opportunity to obtain financing from Clear Channel Communications, we may in the future need to obtain additional financing from banks, or through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements. We may have a credit rating that is lower than Clear Channel Communications’ credit rating and may incur debt on terms and at interest rates that will not be as favorable as those generally enjoyed by Clear Channel Communications.

•	Significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as an independent public subsidiary of Clear Channel Communications. These changes could result in increased costs associated with reduced economies of scale, stand-alone costs for services currently provided by Clear Channel Communications, the need for additional personnel to perform services currently provided by Clear Channel Communications and the legal, accounting, compliance and other costs associated with being a public company with equity securities listed on a national stock exchange. We are obligated to continue to use the services of Clear Channel Communications under the Corporate Services Agreement until such time as Clear Channel Communications owns less than 50% of the total voting power of our common stock, or longer for certain information technology services, and, in the event our Corporate Services Agreement with Clear Channel Communications terminates, we may not be able to replace the services that Clear Channel Communications provides us until such time or in a timely manner or on comparable terms.

•	Pursuant to a cash management arrangement, substantially all of our cash generated from our domestic operations will be transferred daily by Clear Channel Communications into accounts where funds of ours and of Clear Channel Communications may be commingled. The amounts so held by Clear Channel Communications will be evidenced in a cash management note issued by Clear Channel Communications to us. We do not have a commitment from Clear Channel Communications to advance funds to us, and we will have no access to the cash transferred from our concentration account to the master account of Clear Channel Communications. If Clear Channel Communications were to become insolvent, we would be an unsecured creditor like other unsecured creditors of Clear Channel Communications and could experience a liquidity shortfall.

Because Clear Channel Communications controls substantially all the voting power of our common stock, investors will not be able to affect the outcome of any stockholder vote.
      After this offering, Clear Channel Communications will own all of our outstanding shares of Class B common stock, representing approximately           % of the outstanding shares of our common stock, or approximately           % if the underwriters exercise in full their option to purchase additional shares of Class A common stock. Each share of our Class B common stock entitles its holder to 20 votes and each share of our Class A common stock entitles its holder to one vote on all matters on which stockholders are entitled to vote. As a result, after this offering, Clear Channel Communications will control approximately           % of the total voting power of our common stock, or approximately           % if the underwriters exercise in full their option to purchase additional shares of Class A common stock.
      For so long as Clear Channel Communications continues to own shares of our common stock representing more than 50% of the total voting power of our common stock, it will have the ability to direct the election of all members of our board of directors and to exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional common stock or other equity securities, our repurchase or redemption of common stock or preferred stock and our payment of dividends. Similarly, Clear Channel Communications will have the power to determine or significantly influence the outcome of matters submitted to a vote of our stockholders, including the power to prevent an acquisition or any other change in control of us. Because Clear Channel Communications’ interests as our controlling stockholder may differ from your interests, actions taken by Clear Channel Communications with respect to us may not be favorable to you.
      Prior to the completion of this offering, we also will enter into a master agreement, a corporate services agreement, a trademark license agreement and a number of other agreements with Clear Channel Communications setting forth various matters governing our relationship with Clear Channel Communications while it remains a significant stockholder in us. These agreements, along with the $2.5 billion intercompany note, will govern our relationship with Clear Channel Communications after this offering and will allow Clear Channel Communications to retain control over, among other things, the continued use of the trademark “Clear Channel,” the provision of corporate services to us and our ability to make certain acquisitions or to merge or consolidate or to sell all or substantially all our assets. The rights of Clear Channel Communications under these agreements may allow Clear Channel Communications to delay or prevent an acquisition of us that our other stockholders may consider favorable. We will not be able to terminate these agreements or amend them in a manner we deem more favorable so long as Clear Channel Communications continues to own shares of our common stock representing more than 50% of the total voting power of our common stock. See “Description of Capital Stock”, “Description of Indebtedness” and “Arrangements Between Clear Channel Communications and Us.”

Conflicts of interest may arise between Clear Channel Communications and us that could be resolved in a manner unfavorable to us.
      Questions relating to conflicts of interest may arise between Clear Channel Communications and us in a number of areas relating to our past and ongoing relationships. After this offering,                     of our directors will continue to serve as directors of Clear Channel Communications and two of these will be our executive officers. For as long as Clear Channel Communications continues to own shares of our common stock representing more than 50% of the total voting power of our common stock, it will have the ability to direct the election of all the members of our board of directors and to exercise a controlling influence over our business and affairs.
      Areas in which conflicts of interest between Clear Channel Communications and us could arise include, but are not limited to, the following:

•	Cross officerships, directorships and stock ownership. The ownership interests of our directors or executive officers in the common stock of Clear Channel Communications or service as a director or officer of both Clear Channel Communications and us could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to (i) the nature, quality and cost of services rendered to us by Clear Channel Communications, (ii) disagreement over the desirability of a potential acquisition opportunity, (iii) employee retention or recruiting or (iv) our dividend policy.

•	Intercompany transactions. From time to time, Clear Channel Communications or its affiliates may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between employees of Clear Channel Communications and us and, when appropriate, subject to the approval of the independent directors on our board or a committee of disinterested directors, there can be no assurance that the terms of any such transactions will be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in arm’s length negotiations.

•	Intercompany agreements. We have entered into certain agreements with Clear Channel Communications pursuant to which it will provide us certain management, administrative, accounting, tax, legal and other services, for which we will reimburse Clear Channel Communications on a cost basis. In addition, we will enter into a number of intercompany agreements covering matters such as tax sharing and our responsibility for certain liabilities previously undertaken by Clear Channel Communications for certain of our businesses. Pursuant to the corporate services agreement between Clear Channel Communications and us, we are contractually obligated to utilize the services of Mark P. Mays as our Chief Executive Officer and Randall T. Mays as our Chief Financial Officer until Clear Channel Communications owns less than 50% of the voting power of our common stock, and our board will not have contractual discretion to appoint another individual to either office without the consent of Clear Channel Communications. The terms of these agreements were established while we were a wholly owned subsidiary of Clear Channel Communications and were not the result of arm’s length negotiations. In addition, conflicts could arise in the interpretation or any extension or renegotiation of these existing agreements after this offering. See “Arrangements Between Clear Channel Communications and Us.”

If Clear Channel Communications engages in the same type of business we conduct or takes advantage of business opportunities that might be attractive to us, our ability to successfully operate and expand our business may be hampered.
      Our amended and restated certificate of incorporation provides that, subject to any contractual provision to the contrary, Clear Channel Communications will have no obligation to refrain from:

•	engaging in the same or similar business activities or lines of business as us; or

•	doing business with any of our clients, customers or vendors.
      In addition, the corporate opportunity policy set forth in our amended and restated certificate of incorporation addresses potential conflicts of interest between our company, on the one hand, and Clear Channel Communications and its officers and directors who are officers or directors of our company, on the other hand. The policy provides that if Clear Channel Communications acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both Clear Channel

Communications and us, we will have renounced our interest in the corporate opportunity. It also provides that if one of our directors or officers who is also a director or officer of Clear Channel Communications learns of a potential transaction or matter that may be a corporate opportunity for both Clear Channel Communications and us, we will have renounced our interest in the corporate opportunity, unless that opportunity is expressly offered to that person in writing solely in his or her capacity as our director or officer.
      If one of our officers or directors, who also serves as a director or officer of Clear Channel Communications, learns of a potential transaction or matter that may be a corporate opportunity for both Clear Channel Communications and us, our amended and restated certificate of incorporation provides that the director or officer will have no duty to communicate or present that corporate opportunity to us and will not be liable to us or our stockholders for breach of fiduciary duty by reason of Clear Channel Communications’ actions with respect to that corporate opportunity.
      This policy could result in Clear Channel Communications having rights to corporate opportunities in which both we and Clear Channel Communications have an interest.
      By becoming a stockholder in our company, you will be deemed to have notice of and have consented to these provisions of our amended and restated certificate of incorporation. The principles for resolving such potential conflicts of interest are described under “Description of Capital Stock — Provisions of Our Amended and Restated Certificate of Incorporation Relating to Related-Party Transactions and Corporate Opportunities.”

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that may not provide as many protections as those afforded to stockholders of other companies.
      After this offering, Clear Channel Communications will continue to own more than 50% of the total voting power of our common stock and we will be a “controlled company” under the NYSE corporate governance standards. As a controlled company, we may elect to utilize certain exemptions under the NYSE standards that free us from the obligation to comply with certain NYSE corporate governance requirements, including the requirements (i) that a majority of the board of directors consists of independent directors, (ii) that we have a nominating and governance committee, and that such committee be composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities, (iii) that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iv) for an annual performance evaluation of the compensation committee. After this offering, we intend to utilize certain of these exemptions and, as a result, we may not create or maintain a nominating and governance committee, and the nominating and governance committee, if created, and the compensation committee may not consist entirely of independent directors, and our board of directors may not consist of a majority of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

We will only have the right to use the Clear Channel brand name, logo and corporate name for so long as Clear Channel Communications owns at least 50% of the total voting power of our common stock. If Clear Channel Communications’ ownership falls below such 50% threshold and we fail to establish in a timely manner a new, independently recognized brand name with a strong reputation, our revenue and profitability could decline.
      Upon completion of this offering, our corporate name will be “Clear Channel Outdoor Holdings, Inc.,” and we and our subsidiaries may use the Clear Channel brand name and logo in marketing our products and services. Pursuant to a trademark license agreement, Clear Channel Communications will grant us the right to use the “Clear Channel” mark and logo in connection with our products and services and the right to use “Clear Channel” in our corporate name and the corporate names of our subsidiaries until 12 months after the date on which Clear Channel Communications owns less than 50% of the total voting power of our common stock. In the event our right to use the Clear Channel brand name and logo and corporate name expires, we will be required to conduct our business under a new brand name, which may not be immediately recognized by our clients and suppliers or by potential employees we are trying to recruit. We will need to expend significant time, effort and resources to establish a new brand name in the marketplace. We cannot guarantee that this effort will ultimately be successful. If our effort to establish a new brand identity is unsuccessful, our business, financial condition and results of operations may suffer.

Any future separation from Clear Channel Communications could adversely affect our business and profitability due to Clear Channel Communications’ strong brand and reputation.
      As a subsidiary of Clear Channel Communications, our businesses have marketed many of their products and services using the “Clear Channel” brand name and logo, and we believe the association with Clear Channel Communications has provided many benefits, including:

•	a world-class brand associated with trust, integrity and longevity;

•	perception of high-quality products and services;

•	preferred status among our clients and employees;

•	strong capital base and financial strength; and

•	established relationships with U.S. federal and state regulators and non-U.S. regulators.
      Any future separation from Clear Channel Communications could adversely affect our ability to attract and retain highly qualified dedicated sales specialists for our products and services. We may be required to lower the prices of our products and services, increase our sales commissions and fees, change long-term advertising and marketing agreements and take other action to maintain our relationship with our clients, suppliers and dedicated sales specialists, all of which could have an adverse effect on our financial condition and results of operations. Any future separation from Clear Channel Communications also could cause some of our existing clients to choose to stop doing business with us, and could cause other potential clients to decide not to purchase our products and services because we are no longer part of Clear Channel Communications.
      We cannot accurately predict the effect that a separation from Clear Channel Communications would have on our sales, clients or employees. The risks relating to a separation from Clear Channel Communications could materialize at various times, including:

•	if and when Clear Channel Communications reduces its ownership in our common stock to a level below 50% of the total voting power; and

•	if and when we are required to cease using the Clear Channel name and logo in our sales and marketing materials.

We will not have control over our tax decisions and could be liable for income taxes owed by Clear Channel Communications.
      For so long as Clear Channel Communications continues to own at least 80% of the total voting power and value of our common stock, we and certain of our subsidiaries will be included in Clear Channel Communications’ consolidated group for U.S. federal income tax purposes. In addition, we or one or more of our subsidiaries may be included in the combined, consolidated or unitary tax returns of Clear Channel Communications or one or more of its subsidiaries for foreign, state and local income tax purposes. Under the Tax Matters Agreement, we will pay to Clear Channel Communications the amount of federal, foreign, state and local income taxes which we would be required to pay to the relevant taxing authorities if we and our subsidiaries filed combined, consolidated or unitary tax returns and were not included in the consolidated, combined or unitary tax returns of Clear Channel Communications or its subsidiaries. In addition, by virtue of its controlling ownership and the Tax Matters Agreement, Clear

Channel Communications will effectively control all of our tax decisions. The Tax Matters Agreement provides that Clear Channel Communications will have sole authority to respond to and conduct all tax proceedings (including tax audits) relating to us, to file all income tax returns on our behalf and to determine the amount of our liability to (or entitlement to payment from) Clear Channel Communications under the Tax Matters Agreement. This arrangement may result in conflicts of interest between Clear Channel Communications and us. For example, under the Tax Matters Agreement, Clear Channel Communications will be able to choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Clear Channel Communications and detrimental to us.
      Moreover, notwithstanding the Tax Matters Agreement, federal law provides that each member of a consolidated group is liable for the group’s entire tax obligation. Thus, to the extent Clear Channel Communications or other members of the group fail to make any U.S. federal income tax payments required by law, we would be liable for the shortfall. Similar principles may apply for foreign, state and local income tax purposes where we file combined, consolidated or unitary returns with Clear Channel Communications or its subsidiaries for federal, foreign, state and local income tax purposes.

If Clear Channel Communications spins off our Class B common stock to its stockholders, we have agreed in the Tax Matters Agreement to indemnify Clear Channel Communications for its tax-related liabilities in certain circumstances.
      If Clear Channel Communications spins off our Class B common stock to its stockholders in a distribution that is intended to be tax-free under Section 355 of the Internal Revenue Code of 1986, as amended, which we refer to herein as the Code, we have agreed in the Tax Matters Agreement to indemnify Clear Channel Communications and its affiliates against any and all tax-related liabilities if such a spin-off fails to qualify as a tax-free distribution (including as a result of Section 355(e) of the Code) due to actions, events or transactions relating to our stock, assets or business, or a breach of the relevant representations or covenants made by us in the Tax Matters Agreement. If neither we nor Clear Channel Communications is responsible under the Tax Matters Agreement for any such spin-off not being tax-free under Section 355 of the Code, we and Clear Channel Communications have agreed that we will each be responsible for 50% of the tax-related liabilities arising from the failure of such a spin-off to so qualify. See “Arrangements Between Clear Channel Communications and Us — Tax Matters Agreement.”

Future sales or distributions of our shares by Clear Channel Communications could depress the market price for shares of our Class A common stock.
      After this offering, Clear Channel Communications may sell all or part of the shares of our common stock that it owns or distribute those shares to its stockholders, including pursuant to demand registration rights described herein. Sales or distributions by Clear Channel Communications of substantial amounts of our common stock in the public market or to its stockholders could adversely affect prevailing market prices for our Class A common stock. Clear Channel Communications has advised us that it currently intends to continue to hold all of our common stock that it owns following this offering. However, Clear Channel Communications is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any shares of our common stock, except that Clear Channel Communications has agreed not to sell, spin off, split off or otherwise dispose of any of our shares of common stock for a period of                    days after the date of this prospectus without the prior written consent of the underwriters, subject to certain limitations and limited exceptions. Consequently, we cannot assure you that Clear Channel Communications will maintain its ownership of our common stock after the                    -day period following this offering.

The terms of our arrangements with Clear Channel Communications may be more favorable than we will be able to obtain from an unaffiliated third party, and we may be unable to replace the services Clear Channel Communications provides us in a timely manner or on comparable terms.
      We and Clear Channel Communications will enter into a Corporate Services Agreement and other agreements prior to the completion of this offering. Pursuant to the Corporate Services Agreement, Clear Channel Communications and its affiliates will agree to provide us with corporate services after this offering, including treasury, payroll and other financial services, executive officer services, human resources and employee benefit services, legal services, information systems and network services and procurement and sourcing support.
      We are negotiating these arrangements with Clear Channel Communications in the context of a parent-subsidiary relationship. Although Clear Channel Communications will be contractually obligated to provide us with services during the term of the Corporate Services Agreement, we cannot assure you that these services will be sustained at the same level after the expiration of that agreement, or that we will be able to replace these services in a timely manner or on comparable terms. In addition, we cannot provide assurance that the amount we pay Clear Channel Communications for the services will be as favorable to us as that which may be available for comparable services provided by unrelated third parties. Other agreements with Clear Channel Communications will also govern our relationship with Clear Channel Communications after this offering and will provide for the allocation of employee benefit, tax and other liabilities and obligations attributable to our operations. The agreements also contain terms and provisions that may be more or less favorable than terms and provisions we might have obtained in arm’s length negotiations with unaffiliated third parties. If Clear Channel Communications ceases to provide services to us pursuant to those agreements, our costs of procuring those services from third parties may increase. See “Arrangements Between Clear Channel Communications and Us — Relationship with Clear Channel Communications.”

Any deterioration in the financial condition of Clear Channel Communications could adversely affect our access to the credit markets and increase our borrowing costs.
      For so long as Clear Channel Communications maintains a significant interest in us, a deterioration in the financial condition of Clear Channel Communications could have the effect of increasing our borrowing costs or impairing our access to the capital markets because of our reliance on Clear Channel Communications for availability under its revolving credit facility. In addition, because the interest rate we pay on the $2.5 billion intercompany note is based on the weighted average cost of debt for Clear Channel Communications, any such deterioration would likely result in an increase in Clear Channel Communications’ cost of debt and in our interest rate. To the extent we do not pass on our increased borrowing costs to our clients, our profitability, and potentially our ability to raise capital, could be materially affected. Also, until the first date Clear Channel Communications owns less than 50% of our voting stock, pursuant to the Master Agreement between us and Clear Channel Communications, as well as pursuant to the $2.5 billion intercompany note, Clear Channel Communications will have the ability to limit our ability to incur debt or issue equity securities, which could adversely affect our ability to meet our liquidity needs or to grow our business. See “Arrangements Between Clear Channel Communications and Us” and “Description of Indebtedness.”
Risks Related to Our Class A Common Stock and This Offering

There is no existing market for our Class A common stock, and a trading market that will provide you with adequate liquidity may not develop, the price of our Class A common stock may fluctuate significantly, and you could lose all or part of your investment.
      Prior to this offering, there has been no public market for our Class A common stock. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our Class A common stock on the NYSE or otherwise. If an active trading market does not develop, you may have difficulty selling any of our Class A common stock that you buy.

      The initial public offering price per share for our Class A common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our Class A common stock that will prevail in the trading market. The market price of our Class A common stock may decline below the initial public offering price. The market price of our Class A common stock may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our loss of a large client;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our Class A common stock after this offering or changes in financial estimates by analysts;

•	future sales by us or other stockholders of our Class A common stock; and

•	other factors described in these “Risk Factors.”
      In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.
      In the past, some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial legal costs and a diversion of our management’s attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

Our stock ownership by Clear Channel Communications, provisions in our agreements with Clear Channel Communications and our corporate governance documents and Delaware law may delay or prevent an acquisition of us that our other stockholders may consider favorable, which could decrease the value of your shares of Class A common stock.
      After this offering, for as long as Clear Channel Communications continues to own shares of our common stock representing more than 50% of the total voting power of our common stock, it will have the ability to control decisions regarding an acquisition of us by a third party. As a controlled company, we are exempt from some of the corporate governance requirements of the NYSE, including the requirement that our board of directors be comprised of a majority of independent directors. In addition, our amended and restated certificate of incorporation, bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include restrictions on the ability of our stockholders to remove directors, supermajority voting requirements for stockholders to amend our organizational documents, restrictions on a classified board of directors and limitations on action by our stockholders by written consent. Some of these provisions, such as the limitation on stockholder action by written consent, only become effective once Clear Channel Communications no longer controls us. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes certain restrictions on mergers and other business combinations between any holder of 15% or more of our outstanding voting stock. These restrictions under Delaware law do not apply to Clear Channel Communications while it retains at least 15% or more of our Class B common stock. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. See “Description of Capital Stock.”

If Clear Channel Communications spins off our high vote Class B common stock to its stockholders and such shares do not convert into Class A common stock upon a sale or other transfer subsequent to such distribution, the voting rights of our Class A common stock will continue to be disproportionately lower than the voting rights of our Class B common stock.
      In connection with any distribution of shares of our Class B common stock to Clear Channel Communications’ common stockholders in a spin-off, Clear Channel Communications may elect in its sole discretion whether our Class B common stock so distributed will automatically convert into shares of Class A common stock upon a transfer or sale by the recipient subsequent to the spin-off or whether the Class B common stock will continue as high vote Class B common stock after the distribution. In the event the Class B common stock does not convert into Class A common stock upon a sale or transfer subsequent to a spin-off, the voting rights of Class A common stock will continue to be disproportionately lower than the voting rights of our Class B common stock. Therefore, the holders of our Class B common stock will continue to be able to direct the election of all the members of our board of directors and exercise a controlling influence over our business and affairs.

We currently do not intend to pay dividends on our Class A common stock.
      We do not expect to pay dividends on our Class A common stock in the foreseeable future. We are a holding company with no independent operations and no significant assets other than the stock of our subsidiaries. We therefore are dependent upon the receipt of dividends or other distributions from our subsidiaries to pay dividends. Accordingly, if you purchase shares in this offering, the price of our Class A common stock must appreciate in order to realize a gain on your investment. This appreciation may not occur.

You will suffer an immediate and substantial dilution in the net tangible book value of the Class A common stock you purchase.
      Based on an assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, purchasers of Class A common stock in this offering will experience immediate and substantial dilution of approximately $           per share in net tangible book value of the Class A common stock.

We will incur increased costs as a result of being a public company.
      The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and New York Stock Exchange, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, when we cease to take advantage of the “controlled company” exemption available in the NYSE rules, we will have to add a number of independent directors in order that our board consist of a majority of independent directors and create additional board committees. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If, after this offering, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our stock price may suffer.
      Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its combined subsidiaries’ internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures; our management will be required to assess and issue a report concerning our internal controls over financial reporting; and our independent auditors will be required to issue an opinion on management’s assessment of those matters. Our compliance with Section 404 of the Sarbanes-Oxley Act will first be tested in connection with the filing of our annual report on Form 10-K for the fiscal year ending December 31, 2006. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or significant deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our stock price may suffer. In connection with Clear Channel Communications’ internal controls testing as of December 31, 2004, a number of control deficiencies were identified, some of which relate to our business. If these control deficiencies exist at the time our compliance with Section 404 is tested, there can be no assurance that they will not be material weaknesses.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      All statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs, savings and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements included in this prospectus.
      All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS
      We estimate that our net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $          (approximately $          if the underwriters exercise in full their option to purchase additional shares of Class A common stock), assuming an initial public offering price of $           per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.
      In 2003, two intercompany notes were issued to Clear Channel Communications in the aggregate original principal amount of approximately $1.5 billion. The first intercompany note in the original principal amount of approximately $1.4 billion, the entire principal balance of which remains outstanding, matures on December 31, 2017, may be prepaid in whole at any time, or in part from time to time, and accrues interest at a per annum rate of 10%. The second intercompany note in the original principal amount of $73.0 million, the entire principal balance of which remains outstanding, matures on December 31, 2017, may be prepaid in whole at any time, or in part from time to time, and accrues interest at a per annum rate of 9%. See “Arrangements Between Clear Channel Communications and Us.”
      Assuming an initial public offering price of $          , the midpoint of the range set forth on the cover page of this prospectus, we intend to use all of the net proceeds of this offering to repay approximately $ of the outstanding balances of the $1.4 billion and $73.0 million intercompany notes. Prior to such use of proceeds, the outstanding balances of the $1.4 billion and $73.0 million intercompany notes will be reduced by approximately $          , the balance at                     , 2005 in the “Due from Clear Channel Communications” intercompany account, and approximately $          of the remaining outstanding balances of the $1.4 billion and $73.0 million intercompany notes will be contributed to our capital by Clear Channel Communications. Upon expiration of the underwriters’ option to purchase additional shares of our Class A common stock, and to the extent the underwriters do not exercise the option in full, we intend to exchange up to                     additional shares of our Class B common stock with Clear Channel Communications for the remaining outstanding balances of the $1.4 billion and $73.0 million intercompany notes that the proceeds from the exercise of such option otherwise would have been used to repay, such that they are repaid in full. The aggregate number of shares of our Class B common stock so exchanged will equal (i) the number of additional shares of Class A common stock that the underwriters have an option to purchase, less (ii) the actual number of shares of Class A common stock that the underwriters purchase from us pursuant to the option.
      Our total indebtedness after this offering and after application of all of the net proceeds of this offering to repay a portion of the intercompany indebtedness owed to Clear Channel Communications will be approximately $           , approximately $2.5 billion of which will be intercompany indebtedness owed to Clear Channel Communications. See “Description of Indebtedness.”

DIVIDEND POLICY
      We do not anticipate paying any dividends on the shares of our common stock in the foreseeable future. If cash dividends were to be paid on our common stock, holders of Class A common stock and Class B common stock would share equally, on a per share basis, in any such cash dividend.
CAPITALIZATION
      The following table sets forth our capitalization as of June 30, 2005:
      (i) on an actual basis;
      (ii) on an as adjusted pre-offering basis, after giving effect to our distribution of an intercompany note in the original principal amount of $2.5 billion as a dividend on our common stock, which note was ultimately distributed to Clear Channel Communications; and
      (iii) on an as adjusted post-offering basis, after giving effect to:

(a) the items described in (ii) above;

(b) this offering;

(c) the reduction of the outstanding balances of the approximately $1.4 billion and $73.0 million intercompany notes by approximately $ , representing the balance at , 2005 in the “Due from Clear Channel Communications” intercompany account;

(d) the contribution of approximately $ of the remaining outstanding balances of the $1.4 billion and $73.0 million intercompany notes to our capital by Clear Channel Communications;

(e) the repayment of approximately $ of the remaining outstanding balances of the $1.4 billion and $73.0 million notes with all of the net proceeds of this offering assuming an offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus; and

(f) to the extent the underwriters do not exercise in full their option to purchase up to an additional shares of our Class A common stock (the proceeds of which would be used to repay the then outstanding balances of the approximately $1.4 billion and $73.0 million intercompany notes), the exchange of up to additional shares of our Class B common stock with Clear Channel Communications for the remaining outstanding balances of the $1.4 billion and $73.0 million intercompany notes that the proceeds from the exercise of such option otherwise would have been used to repay, such that they are repaid in full.
      You should read the information in this table in conjunction with the historical audited and unaudited combined financial statements and the accompanying notes thereto of us and our combined subsidiaries included elsewhere in this prospectus and “Use of Proceeds,” “Dividend Policy,” “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2005

		As Adjusted	As Adjusted
	Actual	Pre-Offering	Post-Offering

(In thousands)	(Unaudited)	(Unaudited)	(Unaudited)
Cash and cash equivalents	$49,665	$49,665	$

Due from Clear Channel Communications	$319,494	$319,494	$

Debt:
Credit facility	$53,673	$53,673	$
Intercompany note in the original principal amount of approximately $1.4 billion	1,390,000	1,390,000		—
Intercompany note in the original principal amount of $73.0 million	73,000	73,000		—
Intercompany note in the original principal amount of $2.5 billion(1)	—	2,500,000		2,500,000
Other borrowings	138,233	138,233		138,233

Total debt	1,654,906	4,154,906

Owner’s equity:
Actual and as adjusted pre-offering: common stock, par value $0.01 per share; shares authorized, shares issued; as adjusted post-offering: Class A common stock and Class B common stock, each par value $0.01 per share; shares authorized, shares of Class A common stock and shares of Class B common stock issued(2)	—	—
Additional capital paid-in	—	—
Owner’s net investment(1)	6,679,664	4,179,664		4,179,664
Retained deficit	(4,238,602)	(4,238,602)		(4,238,602)
Accumulated other comprehensive income	136,867	136,867		136,867

Total owner’s equity	2,577,929	77,929

Total capitalization	$4,232,835	$4,232,835	$

(1)	On August 2, 2005, we paid a dividend of $2.5 billion on our common stock to Clear Channel Communications in the form of an intercompany note.

(2)	In connection with this offering, our amended and restated certificate of incorporation provides that the shares of our common stock outstanding prior to this offering will be changed into and reclassified as shares of Class B common stock to be outstanding after this offering. After this offering, Clear Channel Communications will own all of our outstanding shares of Class B common stock.

DILUTION
      Dilution is the amount by which the initial public offering price paid by the purchasers of shares of Class A common stock in this offering will exceed the net tangible book value per share of Class A common stock after this offering. The net tangible book value per share presented below equals the amount of our total tangible assets (total assets less intangible assets), less total liabilities as of June 30, 2005. As of June 30, 2005, we had a net tangible book value of $(          ), or $(          ) per share. On a pro forma basis, after giving effect to:

•	the sale by us of shares of Class A common stock in this offering, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and the application of all of the net proceeds of this offering, after deducting underwriting discounts and estimated offering expenses, as described under “Use of Proceeds;”

•	our distribution of an intercompany note in the original amount of $2.5 billion as a dividend on our common stock; and

•	the repayment or contribution of the remaining outstanding balances of the approximately $1.4 billion and $73.0 million intercompany notes;
our pro forma net tangible book value as of                     , 2005 would have been $(          ) or $(          ) per share, which represents an immediate increase in net tangible book value of $           per share to Clear Channel Communications, our current stockholder, and an immediate dilution in net tangible book value of $           per share to new stockholders purchasing shares of Class A common stock in this offering.
      The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of , 2005	$
Increase in net tangible book value per share attributable to new stockholders	$

Pro forma net tangible book value per share after this offering		$

Dilution per share to new stockholders		$

      The following table summarizes, on the same pro forma basis as of                     , 2005, the total number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price per share paid by Clear Channel Communications, our current stockholder, and by new stockholders purchasing shares of Class A common stock in this offering:

(In millions, except percentages)
	Shares Purchased			Total Consideration
Average Price
	Number	Percent		Number	Percent		per Share

Current stockholder(1)			%	$		%	$
New stockholders			%	$		%	$

Total		100%		$	100%		$

(1)	After giving effect to the reclassification, in connection with this offering, of shares of our common stock into shares of Class B common stock.
      The tables and calculations above exclude                      shares of Class A common stock reserved for issuance under our 2005 Stock Incentive Plan.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
      The following table sets forth unaudited pro forma combined financial data and other information of Clear Channel Outdoor Holdings.
      We have prepared our combined financial statements as if Clear Channel Outdoor Holdings had been in existence as a separate company throughout all relevant periods. The pro forma combined statement of operations data for the year ended December 31, 2004 presented below was derived from our audited combined financial statements and the accompanying notes thereto included elsewhere in this prospectus. The pro forma combined statement of operations data for the six months ended June 30, 2005 and the pro forma combined balance sheet data as of June 30, 2005 presented below were derived from our unaudited combined financial statements and the accompanying notes thereto included elsewhere in this prospectus. The operating results for the six months ended June 30, 2005 include all adjustments (consisting only of normal recurring adjustments) that we believe are necessary for a fair statement of the results for such interim period.
      Results for the six months ended June 30, 2005 are not necessarily indicative of the results expected for the fiscal year ended December 31, 2005 or any future period.
      Our unaudited pro forma results of operations data present our pro forma as adjusted results of operations for the year ended December 31, 2004 and the six months ended June 30, 2005:

•	as if this offering had been completed on January 1, 2004, at an assumed initial public offering price of $ per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and assuming:

–	the outstanding balances of the approximately $1.4 billion and $73.0 million intercompany notes issued to Clear Channel Communications are reduced by approximately $ , representing the balance at , 2005 in the “Due from Clear Channel Communications” intercompany account;

–	then, approximately $ of the remaining outstanding balances of the $1.4 billion and $73.0 million intercompany notes is contributed to our capital by Clear Channel Communications;

–	then, approximately $ of the remaining outstanding balances of the $1.4 billion and $73.0 million intercompany notes is repaid with all of the net proceeds of this offering; and

–	then, to the extent the underwriters do not exercise in full their option to purchase up to an additional shares of our Class A common stock (the proceeds of which would be used to repay the then-outstanding balances under the approximately $1.4 billion and $73.0 million of intercompany notes), we exchange up to additional shares of our Class B common stock with Clear Channel Communications for the remaining outstanding balances of the $1.4 billion and $73.0 million intercompany notes that the proceeds from the exercise of such option otherwise would have been used to repay, such that the notes are repaid in full.

•	after giving effect to our distribution of an intercompany note in the original principal amount of $2.5 billion as a dividend on our common stock, which note was ultimately distributed to Clear Channel Communications, as if issued to Clear Channel Communications on January 1, 2004.
      Our as adjusted balance sheet and statement of operations data as of June 30, 2005 and for the six months ended June 30, 2005, present, using the same assumptions and application of estimated net proceeds described above:

•	our as adjusted financial position as of June 30, 2005, as if this offering and the issuance of the $2.5 billion intercompany note had been completed on June 30, 2005; and

•	our as adjusted results of operations for the six months ended June 30, 2005, as if this offering and the issuance of the $2.5 billion intercompany note had been completed on January 1, 2004.

      The unaudited pro forma information set forth below is based upon available information and assumptions that we believe are reasonable. The historical financial and other data have been prepared on a combined basis from Clear Channel Communications’ consolidated financial statements using the historical results of operations and bases of the assets and liabilities of Clear Channel Communications’ outdoor advertising business and give effect to allocations of expenses from Clear Channel Communications. Our historical financial data will not be indicative of our future performance, nor will such data reflect what our financial position and results of operations would have been had we operated as an independent publicly traded company during the periods shown. Also, the unaudited pro forma statement of operations does not reflect estimates of one-time and ongoing incremental costs required for us to operate as a separate company, which are described in Note 1 below to the unaudited pro forma statement of operations.
      You should read the information contained in this table in conjunction with “Selected Historical Combined Financial Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical audited and unaudited combined financial statements and the accompanying notes thereto of us and our combined subsidiaries included elsewhere in this prospectus.
Unaudited Pro Forma Combined Statement of Operations

(In thousands, except per share data)
	Year Ended December 31, 2004							Six Months Ended June 30, 2005

	Historical		Adjustments			Pro Forma		Historical		Adjustments			Pro Forma

Statement of Operations:(1)
Revenue		$2,447,040		$—			$2,447,040		$1,263,468		$—			$1,263,468
Operating expenses:
Direct operating expenses (exclusive of depreciation and amortization)		1,262,317		—			1,262,317		915,673		—			915,673
Selling, general and administrative expenses (exclusive of depreciation and amortization)		499,457		—			499,457
Depreciation and amortization		388,217		—			388,217		194,828		—			194,828
Corporate expenses (exclusive of depreciation and amortization)		53,770		—			53,770		26,398		—			26,398

Operating income		243,279		—			243,279		126,569		—			126,569
Interest expense		14,177		—			14,177		6,467					6,467
Intercompany interest expense		145,653		(4,795	)(3)		140,858		72,828		(2,398	)(3)		70,430
Equity in earnings (loss) of nonconsolidated affiliates		(76)		—			(76)		5,947		—			5,947
Other income (expense) — net		(13,341)		—			(13,341)		(6,735)		—			(6,735)

Income before income taxes and cumulative effect of a change in accounting principle		70,032		4,795			74,827		46,486		2,398			48,884
Income tax benefit (expense):
Current		(23,422)		(1,918	)(4)		(25,340)		(46,745)		(959	)(4)		(47,704)
Deferred		(39,132)		—			(39,132)		11,879		—			11,879

Income before cumulative effect of a change in accounting principle		$7,478		$2,877			$10,355		$11,620		$1,439			$13,059

Basic and diluted income (loss) before cumulative effect of a change in accounting principle per common share(2)	$		$			$		$		$			$

Weighted average common shares outstanding

Notes to Unaudited Pro Forma Combined Statement of Operations

(1)	The unaudited pro forma statement of operations does not reflect the complete impact of one-time and ongoing incremental costs required for us to operate as a separate company. Clear Channel Communications allocated to us $24.7 million in 2004, $19.6 million in 2003 and $17.6 million in 2002 of expenses incurred by it for providing us accounting, treasury, tax, legal, public affairs, executive oversight, human resources and other services. Through June 30, 2005, Clear Channel Communications allocated to us $7.8 million of expenses. After this offering, we expect to continue to receive from Clear Channel Communications substantially all of these services.

(2)	Basic and diluted income (loss) before cumulative effect of a change in accounting principle per common share is calculated by dividing income (loss) before cumulative effect of a change in accounting principle by the weighted average of common shares outstanding. The historic basic and diluted is based on shares outstanding and the pro forma basic and diluted is based on shares outstanding.

(3)	Includes estimated annual intercompany interest expense of $140.8 million related to $2.5 billion of intercompany indebtedness incurred on August 2, 2005, at an estimated weighted average interest rate of 5.6% for the year ended December 31, 2004 and 5.6% for the six months ended June 30, 2005. The interest rate on this intercompany indebtedness is based upon the weighted average cost of funds of Clear Channel Communications, so that a change in the weighted average of cost of funds for Clear Channel Communications could change the weighted average annual interest rate. A 25 basis point change to the weighted average cost of funds of Clear Channel Communications would change our annual interest expense by $6.3 million. Also includes the elimination of intercompany interest expense incurred pursuant to intercompany indebtedness between Clear Channel Communications and us of $145.6 million for the year ended December 31, 2004 and $72.8 million for the six months ended June 30, 2005.

(4)	Represents estimated tax (expense) benefit related to the estimated interest expense adjustment discussed in Note (3) above at our combined statutory rate of 40% for the year ended December 31, 2004 and 40% for the six months ended June 30, 2005.

Unaudited Pro Forma Combined Balance Sheet

	As of June 30, 2005

	Historical	Adjustments			Pro Forma
(In thousands)
Assets
Current assets:
Cash and cash equivalents	$49,665		$—			$49,665
Accounts receivable, net	644,616		—			644,616
Due from Clear Channel Communications	319,494			(1)
Prepaid expenses	65,525		—			65,525
Other current assets	38,339		—			38,339

Total current assets	1,117,639
Property, plant & equipment, net	2,055,767		—			2,055,767
Intangible assets:
Definite-lived intangibles, net	276,127		—			276,127
Indefinite-lived intangibles — permits	212,485		—			212,485
Goodwill	748,698		—			748,698
Other assets:
Notes receivable	5,765		—			5,765
Investments in, and advances to, nonconsolidated affiliates	177,042		—			177,042
Deferred tax asset	243,251		—			243,251
Other assets	254,775		—			254,775
Other investments	821		—			821

Total assets	$5,092,370	$			$

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$201,928		$—			$201,928
Accrued expenses	253,687		—			253,687
Accrued interest	1,133		—			1,133
Accrued income taxes	34,279		—			34,279
Deferred income	102,301		—			102,301
Current portion of long-term debt	130,431		—			130,431

Total current liabilities	723,759		—			723,759
Long-term debt	61,475		—			61,475
Debt with Clear Channel Communications	1,463,000		2,500,000	(2)
			(1,390,000	)(2)
			(73,000	)(2)
Other long-term liabilities	205,333		—			205,333
Minority interest	60,874		—			60,874
Owner’s equity:
Class A common stock	—			(3)
Class B common stock	—			(4)
Additional paid-in capital	—		(2,500,000	)(5)
			1,390,000	(5)
			73,000	(5)
				(5)
				(5)
Owner’s net investment	6,679,664			(6)
Retained deficit	(4,238,602)		—			(4,238,602)
Accumulated other comprehensive income	136,867		—			136,867

Total owner’s equity	2,577,929

Total liabilities and owner’s equity	$5,092,370	$			$

Notes to Unaudited Pro Forma Combined Balance Sheet

(1)	From June 30, 2005 through the date we complete this offering, we are recording intercompany transactions with Clear Channel Communications in “Due from Clear Channel Communications.” The balance in the “Due from Clear Channel Communications” intercompany account of approximately $ on , 2005 will be settled by reducing the outstanding balances of the approximately $1.4 billion and $73.0 million intercompany notes by such amount.

(2)	On August 2, 2005, we distributed an intercompany note in the original principal amount of $2.5 billion as a dividend on our common stock, which note was ultimately distributed to Clear Channel Communications. All of the net proceeds from this offering will be used to repay approximately $ , assuming the initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, of the outstanding balances of the $1.4 billion and $73.0 million intercompany notes. The remaining outstanding balances of the $1.4 billion and $73.0 million intercompany notes will otherwise be extinguished.

(3)	Represents the par value of shares of Class A common stock issued in connection with this offering.

(4)	Prior to this offering, shares of our common stock held by Clear Channel Communications will be converted into approximately shares of Class B common stock.

(5)	Represents (i) the net impact of the incurrence of an additional $2.5 billion of intercompany debt on August 2, 2005, and the extinguishment of all of the $1.4 billion and $73.0 million intercompany notes, (ii) the reclassification of “Owners’ net investment” into “Additional paid-in capital,” and (iii) the receipt by us of approximately $ in this offering net of the par value of our Class A common stock issued in connection therewith.

(6)	Represents a reclassification into “Additional paid-in capital.”

SELECTED HISTORICAL COMBINED FINANCIAL DATA
      The historical financial and other data have been prepared on a combined basis from Clear Channel Communications combined financial statements using the historical results of operations and bases of the assets and liabilities of Clear Channel Communications’ outdoor advertising businesses and give effect to allocations of expenses from Clear Channel Communications. Our historical financial data will not be indicative of our future performance nor will such data reflect what our financial position and results of operations would have been had we operated as an independent publicly traded company during the periods shown.
      We have prepared our combined financial statements as if Clear Channel Outdoor Holdings had been in existence as a separate company throughout all relevant periods. The results of operations data, segment data and cash flow data for the years ended December 2001 and 2000 and for the six months ended June 30, 2005 and 2004 and the combined balance sheet data as of December 31, 2001 and 2000 and as of June 30, 2005 and 2004 presented below were derived from our unaudited combined financial statements and the accompanying notes thereto included elsewhere is this prospectus. The results of operations data, segment data and cash flow data for the years ended December 31, 2004, 2003 and 2002 and the balance sheet data as of December 31, 2004 and 2003 presented below were derived from our audited combined financial statements and the accompanying notes thereto included elsewhere is this prospectus. The combined balance sheet data as of December 31, 2002 is derived from our audited financial statements. The operating results for the six months ended June 30, 2005 and 2004 include all adjustments (consisting only of normal recurring adjustments) that we believe are necessary for a fair statement of the results for such interim periods.
      Results for the six months ended June 30, 2005 are not necessarily indicative of the results expected for the fiscal year ending December 31, 2005 or any future period.
      You should read the information contained in this table in conjunction with “Capitalization,” “Unaudited Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical audited and unaudited combined financial statements and the accompanying notes thereto of us and our combined subsidiaries included elsewhere in this prospectus.
      The following table presents a non-GAAP financial measure, OIBDAN, which we use to evaluate segment and combined performance of our business. OIBDAN is not calculated or presented in accordance with U.S. generally accepted accounting principles, or GAAP. In Note 3 and “— Non-GAAP Financial Measure” below, we explain OIBDAN and reconcile it to operating income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP.

									Six Months Ended
	Year Ended December 31,								June 30,

	2000	2001	2002		2003		2004		2004	2005

(In thousands, except per share data)	(Unaudited)	(Unaudited)							(Unaudited)	(Unaudited)
Results of Operations Data:
Revenue	$1,729,438	$1,748,030		$1,859,641		$2,174,597		$2,447,040	$1,161,142	$1,263,468
Operating expenses:
Direct operating expenses (exclusive of depreciation and amortization)	761,312	861,854		957,830		1,133,386		1,262,317	843,998	915,673
Selling, general and administrative expenses (exclusive of depreciation and amortization)	323,871	355,370		392,803		456,893		499,457
Depreciation and amortization	437,349	559,498		336,895		379,640		388,217	192,556	194,828
Corporate expenses (exclusive of depreciation and amortization)	52,431	62,266		52,218		54,233		53,770	26,537	26,398

Operating income (loss)	154,475	(90,958)		119,895		150,445		243,279	98,051	126,569
Interest expense	23,037	13,331		11,623		14,201		14,177	7,275	6,467
Intercompany interest expense	178,253	220,798		227,402		145,648		145,653	72,826	72,828
Equity in earnings (loss) of nonconsolidated affiliates	5,888	(4,422)		3,620		(5,142)		(76)	4,787	5,947
Other income (expense) — net	(4,593)	(13,966)		9,164		(8,595)		(13,341)	(11,638)	(6,735)

Income (loss) before income taxes and cumulative effect of a change in accounting principle	(45,520)	(343,475)		(106,346)		(23,141)		70,032	11,099	46,486
Income tax benefit (expense):
Current	(4,824)	68,101		72,008		12,092		(23,422)	3,537	(46,745)
Deferred	(37,640)	(5,199)		(21,370)		(23,944)		(39,132)	(11,777)	11,879

Income (loss) before cumulative effect of a change in accounting principle	(87,984)	(280,573)		(55,708)		(34,993)		7,478	2,859	11,620
Cumulative effect of a change in accounting principle, net of tax of $504,927 in 2002 and $113,173 in 2004(1)	—	—		(3,527,198)		—		(162,858)	—	—

Net income (loss)	$(87,984)	$(280,573)		$(3,582,906)		$(34,993)		$(155,380)	$2,859	$11,620

Basic and diluted income (loss) before cumulative effect of a change in accounting principle per common share(2)	$	$	$		$		$		$	$

						Six Months Ended
	Year Ended December 31,					June 30,

	2000	2001	2002	2003	2004	2004	2005
(In thousands, except per share data)
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Segment Data:
Revenue:
Domestic	$885,563	$880,720	$911,493	$1,006,376	$1,092,089	$514,603	$568,944
International	843,875	867,310	948,148	1,168,221	1,354,951	646,539	694,524

Total revenue	$1,729,438	$1,748,030	$1,859,641	$2,174,597	$2,447,040	$1,161,142	$1,263,468

Operating income (loss):
Domestic	$168,872	$30,767	$174,381	$215,485	$263,772	$115,911	$154,479
International	38,034	(59,459)	(2,268)	(10,807)	33,277	8,677	(1,512)
Corporate	(52,431)	(62,266)	(52,218)	(54,233)	(53,770)	(26,537)	(26,398)

Total operating income (loss)	$154,475	$(90,958)	$119,895	$150,445	$243,279	$98,051	$126,569

Cash Flow Data:
Cash flow provided by (used in):
Operating activities			$320,235	$433,459	$492,495	$199,957	$167,289
Investing activities			$(430,844)	$(230,162)	$(310,658)	$(143,769)	$(148,235)
Financing activities			$173,193	$(222,491)	$(182,006)	$(50,147)	$1,045
Capital expenditures			$290,187	$205,145	$176,140	$76,900	$77,883
Other Data:
OIBDAN(3)
Domestic	$435,299	$362,604	$354,328	$409,722	$450,494	$210,127	$240,831
International	208,956	168,202	154,680	174,596	234,888	107,067	107,298
Corporate	(52,431)	(62,266)	(52,218)	(54,233)	(53,770)	(26,537)	(26,398)

Total OIBDAN(3)	$591,824	$468,540	$456,790	$530,085	$631,612	$290,657	$321,731

	As of December 31,					As of June 30,

	2000	2001	2002	2003	2004	2004	2005

(In thousands)	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$19,183	$—	$45,741	$34,105	$37,948	$40,296	$49,665
Current assets	588,998	642,536	753,289	958,669	1,107,240	1,004,451	1,117,639
Property, plant and equipment — net	2,330,256	2,039,002	2,213,817	2,264,106	2,195,985	2,146,441	2,055,767
Total assets	7,705,526	7,807,624	4,926,205	5,232,820	5,240,933	5,194,989	5,092,370
Current liabilities	1,769,959	1,825,904	642,330	736,202	749,055	735,419	723,759
Long-term debt, including current maturities	1,490,135	1,526,427	1,713,493	1,670,017	1,639,380	1,679,993	1,654,906
Total liabilities	2,352,752	2,394,226	2,347,262	2,472,656	2,511,280	2,457,406	2,514,441
Owner’s equity	5,352,774	5,413,398	2,578,943	2,760,164	2,729,653	2,737,583	2,577,929
Total liabilities and owner’s equity	$7,705,526	$7,807,624	$4,926,205	$5,232,820	$5,240,933	$5,194,989	$5,092,370

(1)	Cumulative effect of change in accounting principle for the year ended December 31, 2002, related to an impairment of goodwill recognized in accordance with the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Cumulative effect of change in accounting principle for the year ended December 31, 2004, related to a non-cash charge recognized in accordance with the adoption of Topic D-108, Use of Residual Method to Value Acquired Assets other than Goodwill. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Indefinite-lived Assets.”

(2)	Basic and diluted income (loss) before cumulative effect of a change in accounting principle per share is calculated by dividing income (loss) before cumulative effect of a change in accounting principle by the weighted average common shares outstanding. The basic and diluted is based on shares outstanding.

(3)	We evaluate segment and combined performance based on several factors, one of the primary measures of which is operating income (loss) before depreciation, amortization and non-cash compensation expense, which we refer to as OIBDAN.

See “— Non-GAAP Financial Measure” below, “Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Use of OIBDAN.”
Non-GAAP Financial Measure
      In addition to operating income, we evaluate segment and combined performance based on other factors, one primary measure of which is operating income (loss) before depreciation, amortization and non-cash compensation expense, which we refer to as OIBDAN. We use OIBDAN as a measure of the operational strengths and performance of our business and not as a measure of liquidity. However, a limitation of the use of OIBDAN as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Accordingly, OIBDAN should be considered in addition to, and not as a substitute for, operating income (loss), net income (loss) and other measures of financial performance reported in accordance with U.S. GAAP. Furthermore, this measure may vary among other companies; thus, OIBDAN as presented below may not be comparable to similarly titled measures of other companies.
      We believe OIBDAN is useful to investors and other external users of our financial statements in evaluating our operating performance because it is widely used in the outdoor advertising industry to measure a company’s operating performance and it helps investors more meaningfully evaluate and compare the results of our operations from period to period and with those of other companies in the outdoor advertising industry (to the extent the same components of OIBDAN are used), in each case without regard to items such as non-cash depreciation and amortization and non-cash compensation expense, which can vary depending upon the accounting method used and the book value of assets.
      Our management uses OIBDAN (i) as a measure for planning and forecasting overall and individual expectations and for evaluating actual results against such expectations, (ii) as a basis for incentive bonuses paid to our executive officers and our branch managers and (iii) in presentations to our board of directors to enable them to have the same consistent measurement basis of operating performance used by management.

      The following table presents a reconciliation of OIBDAN to operating income, which is a GAAP measure of our operating results:

	Year Ended December 31,					Six Months Ended June 30,

	2000	2001	2002	2003	2004	2004	2005

(In thousands)	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Reconciliation of OIBDAN to operating income:
Combined:
OIBDAN	$591,824	$468,540	$456,790	$530,085	$631,612	$290,657	$321,731
Depreciation and amortization	437,349	559,498	336,895	379,640	388,217	192,556	194,828
Non-cash compensation	—	—	—	—	116	50	334

Operating income	$154,475	$(90,958)	$119,895	$150,445	$243,279	$98,051	$126,569

Domestic:
OIBDAN	$435,299	$362,604	$354,328	$409,722	$450,494	$210,127	$240,831
Depreciation and amortization	266,428	331,837	179,947	194,237	186,620	94,173	86,091
Non-cash compensation	—	—	—	—	102	43	261

Operating income	$168,871	$30,767	$174,381	$215,485	$263,772	$115,911	$154,479

International:
OIBDAN	$208,956	$168,202	$154,680	$174,596	$234,888	$107,067	$107,298
Depreciation and amortization	170,921	227,661	156,948	185,403	201,597	98,383	108,737
Non-cash compensation	—	—	—	—	14	7	73

Operating income	$38,035	$(59,459)	$(2,268)	$(10,807)	$33,277	$8,677	$(1,512)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INTRODUCTION
      Management’s discussion and analysis, or MD&A, of our financial condition and results of operations is provided as a supplement to the audited annual financial statements and unaudited interim financial statements and accompanying notes thereto included elsewhere in this prospectus to help provide an understanding of our financial condition, changes in our financial condition and results of our operations. The information included in MD&A should be read in conjunction with the annual and interim financial statements. MD&A is organized as follows:

•	Overview. This section provides a general description of our business, as well as other matters that we believe are important in understanding our results of operations and financial condition and in anticipating future trends.

•	Results of operations. This section provides an analysis of our results of operations for the six months ended June 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002. Our discussion is presented on both a combined and segment basis. Our reportable operating segments are domestic and international. Approximately 95% of our 2004 domestic revenues were derived from the United States, with the balance derived from Canada and Latin America. Approximately 52% of our 2004 international revenues were derived from France and the United Kingdom. One measure we use to manage our segments is operating income. Corporate expenses, interest expense, equity in earnings (loss) of nonconsolidated affiliates, other income (expense) — net, income taxes and cumulative effect of change in accounting principle are managed on a total company basis and are, therefore, included only in our discussion of combined results.

•	Financial condition and liquidity. This section provides a discussion of our financial condition as of June 30, 2005 and December 31, 2004, as well as an analysis of our cash flows for the six months ended June 30, 2005 and 2004 and the years ended December 31, 2004 and 2003. The discussion of our financial condition and liquidity includes summaries of (i) our primary sources of liquidity, (ii) our key debt covenants and (iii) our outstanding debt and commitments (both firm and contingent) that existed as of June 30, 2005.

•	Seasonality. This section discusses seasonal performance of our domestic and international segments.

•	Market risk management. This section discusses how we manage exposure to potential losses arising from adverse changes in foreign currency exchange rates and interest rates.

•	Critical accounting estimates. This section discusses accounting policies considered to be important to our financial condition and results of operations and which require significant judgment and estimates on the part of management in their application. In addition, all of our significant accounting policies, including our critical accounting policies, are summarized in Note A to our combined financial statements included elsewhere in this prospectus.
OVERVIEW

Description of Business
      Our revenues are derived from selling advertising space on the more than 820,000 displays that we own or operate in key markets worldwide, consisting primarily of billboards, street furniture displays and transit displays. We own the majority of our advertising displays, which typically are located on sites that we either lease or own or for which we have acquired permanent easements. Our advertising contracts with clients typically outline the number of displays reserved, the duration of the advertising campaign and the unit price per display. The margins on our billboard contracts tend to be higher than those on contracts for our other displays.
      Generally, our advertising rates are based on the “gross rating points,” or total number of impressions delivered expressed as a percentage of a market population, of a display or group of displays. The number of “impressions” delivered by a display is measured by the number of people passing the site during a defined period of time and, in some international markets, is weighted to account for such factors as illumination, proximity to other displays and the speed and viewing angle of approaching traffic. To monitor our business, management typically reviews the average rates, average revenues per display, occupancy and inventory levels of each of our display types by market. In addition, because a significant portion of our advertising operations are conducted in foreign markets, principally France and the United Kingdom, management reviews the operating results from our foreign operations on a constant dollar basis. A constant dollar basis allows for comparison of operations independent of foreign exchange movements. Because revenue-sharing and minimum guaranteed payment arrangements are more prevalent in our international operations, the margins in our international operations typically are less than the margins in our domestic operations. Foreign currency transaction gains and losses, as well as gains and losses from translation of financial statements of subsidiaries and investees in highly inflationary countries, are included in operations.
      The significant expenses associated with our operations include (i) direct production, maintenance and installation expenses, (ii) site lease expenses for land under our displays and (iii) revenue-sharing or minimum guaranteed amounts payable under our street furniture and transit display contracts. Our direct production, maintenance and installation expenses include costs for printing, transporting and changing the advertising copy on our displays, the related labor costs, the vinyl and paper costs and the costs for cleaning and maintaining our displays. Vinyl and paper costs vary according to the complexity of the advertising copy and the quantity of displays. Our site lease expenses include lease payments for use of the land under our displays, as well as any revenue-sharing arrangements we may have with the landlords. The terms of our domestic site leases typically range from one month to over 50 years, and typically provide for renewal options. Internationally, the terms of our site leases typically range from three to ten years, but may vary across our networks.
      We have long-standing relationships with a diversified group of local, regional and national advertising brands and agencies in the United States and worldwide.
Relationship with Clear Channel Communications
      Clear Channel Communications has advised us that its current intent is to continue to hold all of our Class B common stock owned by it after this offering and thereby retain its controlling interest in us. However, Clear Channel Communications is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any shares of our common stock, except that Clear Channel Communications has agreed not to sell, spin off, split off or otherwise dispose of any shares of our common stock for a period of       days after the date of this prospectus without the prior written consent of the underwriters, subject to certain limitations and limited exceptions. See “Underwriting.”
Factors Affecting Results of Operations and Financial Condition
      Our revenues are derived primarily from the sale of advertising space on displays that we own and operate in key markets worldwide, and our operating results are therefore affected by general economic conditions, as well as trends in the out-of-home advertising industry.
      The outdoor advertising industry is significantly influenced by general local and national economic conditions, as well as the general advertising environment in individual markets. For instance, weak national advertising and a difficult competitive environment in France have led to a decline in our revenues of approximately $15.9 million for the six months ended June 30, 2005, as compared to the same period for the prior year. In July 2005, we announced a plan to restructure our French operations to reduce approximately 6% of our French workforce and streamline our operations, which we anticipate will provide cost savings over the next three years. In connection with this restructuring effort, we recorded approximately $25.0 million as a component of selling, general and administrative expenses.
      Government regulation and geopolitical events also impact the outdoor advertising industry. In certain markets, deregulation of the advertising industry may have a negative impact on our revenues. For example, recent changes in French regulation will allow advertisers to place retail advertisements on television by January 1, 2007. We anticipate that such changes will impact our national advertising revenues derived from France as a portion of French retail advertising dollars shift from outdoor media to television. National retail advertising in France is approximately 2% of our consolidated global revenues.
      The outdoor advertising industry is also influenced by the commuting habits of the general population. Population growth and increasing drive and other commute times are key growth drivers for us. Outdoor advertising provides advertisers the ability to capture a growing mobile audience base that spends an increasing amount of time out-of-home. Technological advances also provide opportunities in the outdoor advertising industry. For example, digital display capabilities offer innovative advances in electronic displays. We recently converted seven billboards in the Cleveland area from standard to digital formats and have experienced increases in revenues from those displays. Technological advances are also expected to allow us to quickly and frequently change advertisements on displays, facilitating our transition from selling an advertiser display space to selling an advertiser time on multiple displays.
      There are several additional factors that could materially impact our results of operations. See “Risk Factors” for a more comprehensive list of these factors.
Basis of Presentation
      Our combined financial statements have been derived from the financial statements and accounting records of Clear Channel Communications, principally from the statements and records representing Clear Channel Communications’ Outdoor Segment, using the historical results of operations and historical bases of assets and liabilities of our business. The combined statements of operations include expense allocations for certain corporate functions historically provided to us by Clear Channel Communications. These allocations were made on a specifically identifiable basis or using relative percentages of headcount as compared to Clear Channel Communications’ other businesses or other methods. We and Clear Channel Communications considered these allocations to be a reflection of the utilization of services provided. Our expenses as a separate, stand-alone company may be higher or lower than the amounts reflected in the combined statements of operations. Additionally, Clear Channel Communications primarily uses a centralized approach to cash management and the financing of its operations with all related acquisition activity between Clear Channel Communications and us reflected in our owner’s equity as “Owner’s net investment” while all other cash transactions are recorded as part of “Due from Clear Channel Communications” on our combined balance sheets.
      We will incur increased costs as a result of becoming an independent publicly traded company, primarily from audit fees paid to our independent public accounting firm, Public Company Accounting Oversight Board fees, the hiring of additional staff to fulfill reporting requirements of a public company, NYSE listing fees and shareholder communications fees. Under the Corporate Services Agreement, we will bear the costs of certain services continued to be provided to us by Clear Channel Communications. We believe cash flow from operations will be sufficient to fund these additional corporate expenses.
      Under the Corporate Services Agreement, Clear Channel Communications will allocate to us our share of costs for services provided on our behalf based on actual direct costs incurred by Clear Channel Communications or an estimate of Clear Channel Communications’ expenses incurred on our behalf. For the years ended December 31, 2004, 2003 and 2002, we recorded approximately $24.7 million, $19.6 million and $17.6 million, respectively, and for the six months ended June 30, 2005 and 2004, we recorded approximately $7.8 million and $8.2 million, respectively, as a component of corporate expenses for these services. As mentioned above, we will incur additional expenses associated with being an independent publicly traded company that were not incurred by Clear Channel Communications in the past. See “Arrangements Between Clear Channel Communications and Us.”
      We do not believe that becoming an independent publicly traded company will have an adverse effect on our growth rates in the future because we will be comprised of substantially the same business as the outdoor segment of Clear Channel Communications, and Clear Channel Communications will retain a significant financial interest in us immediately after the offering. Our success will continue to be highly dependent on the overall health of the local and national economies in which we operate and the overall health of the advertising environment in each of our markets. We believe that being a publicly traded company will provide a stock-based currency that could potentially be used to raise capital and to more closely align our management and employee incentives with our business performance.
      We believe the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements may not necessarily reflect our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone company during the periods presented.

RESULTS OF OPERATIONS
Combined Results of Operations
      The following table summarizes our historical results of operations:

	Six Months Ended June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

(In thousands)	(Unaudited)	(Unaudited)
Revenues	$1,263,468	$1,161,142	$2,447,040	$2,174,597	$1,859,641
Operating expenses:
Direct operating expenses	915,673	843,998	1,262,317	1,133,386	957,830
Selling, general and administrative expenses			499,457	456,893	392,803
Depreciation and amortization	194,828	192,556	388,217	379,640	336,895
Corporate expenses	26,398	26,537	53,770	54,233	52,218

Operating income	126,569	98,051	243,279	150,445	119,895
Interest expense (including intercompany)	79,295	80,101	159,830	159,849	239,025
Equity in earnings (loss) of nonconsolidated affiliates	5,947	4,787	(76)	(5,142)	3,620
Other income (expense) — net	(6,735)	(11,638)	(13,341)	(8,595)	9,164

Income (loss) before income taxes and cumulative effect of a change in accounting principle	46,486	11,099	70,032	(23,141)	(106,346)
Income tax (expense) benefit:
Current	(46,745)	3,537	(23,422)	12,092	72,008
Deferred	11,879	(11,777)	(39,132)	(23,944)	(21,370)

Income (loss) before cumulative effect of a change in accounting principle	11,620	2,859	7,478	(34,993)	(55,708)
Cumulative effect of a change in accounting principle, net of tax of $113,173 in 2004 and $504,927 in 2002	—	—	(162,858)	—	(3,527,198)

Net income (loss)	$11,620	$2,859	$(155,380)	$(34,993)	$(3,582,906)

Revenues
      Our revenues increased approximately $102.3 million, or 9%, during the six months ended June 30, 2005 as compared to the same period of 2004. Included in these results is approximately $32.2 million from increases in foreign exchange as compared to the second quarter of 2004. Our domestic operations contributed approximately $54.3 million to the increase primarily from increased bulletin revenues related to rate increases. In addition to foreign exchange, our international operations contributed approximately $15.8 million to the increase, principally from increased revenues from our street furniture and transit displays primarily related to rate increases. Partially offsetting the growth was a decline in revenues of approximately $15.9 million from our media products in France as a result of a difficult competitive environment.
      Our revenues increased approximately $272.4 million, or 13%, during 2004 as compared to 2003. Included in the increase is approximately $128.6 million from foreign exchange increases. Our domestic operations contributed approximately $85.7 million to the increase, primarily from increased rates on our bulletin and poster inventory. In addition to foreign exchange, our international operations contributed

$58.1 million to the increase, principally from street furniture sales as a result of an increase in average revenue per display.
      Our revenues increased approximately $315.0 million, or 17%, during 2003 as compared to 2002. Included in the increase is approximately $169.9 million from foreign exchange increases. Our domestic operations contributed approximately $94.9 million to the increase, primarily from increased rates and occupancy on our bulletin inventory and our acquisition of The Ackerley Group in June 2002, which contributed approximately $35.4 million for the six months ended June 30, 2003. In addition to foreign exchange, our international operations contributed approximately $50.2 million to the increase, principally from street furniture sales as a result of an increase in the number of displays and average revenue per display.

Direct Operating Expenses
      Direct operating expenses increased $128.9 million, or 11%, during 2004 as compared to 2003. Included in the increase is approximately $76.0 million from foreign exchange increases. Our domestic operations contributed approximately $33.6 million primarily from increased site lease rent expense. In addition to foreign exchange, our international operations contributed approximately $19.3 million, principally from higher site lease rent expense and approximately $6.2 million from the consolidation of a joint venture.
      Direct operating expenses increased $175.6 million, or 18%, during 2003 as compared to 2002. Included in the increase is approximately $102.0 million from foreign exchange increases. Our domestic operations contributed approximately $36.1 million, primarily from our acquisition of The Ackerley Group, which contributed approximately $19.3 million in direct operating expenses during the six months ended June 30, 2003. In addition to foreign exchange, our international operations contributed approximately $37.5 million to the increase principally from higher site lease rent expense.

Selling, General and Administrative Expenses (SG&A)
      SG&A increased approximately $42.6 million, or 9%, during 2004 as compared to 2003. Included in the increase is approximately $31.3 million from foreign exchange increases. Our domestic operations contributed approximately $11.4 million primarily from commission expenses associated with the increase in revenue. In addition to foreign exchange, our international operations SG&A declined approximately $0.1 million. The decline is primarily due to a restructuring charge of $13.8 million in France taken during 2003, partially offset by a restructuring charge of $4.1 million in Spain taken during 2004, $2.6 million associated with the consolidation of a joint venture, as well as increased commission expenses associated with the increase in revenue during 2004.
      SG&A increased approximately $64.1 million, or 16%, during 2003 as compared to 2002. Included in the increase is approximately $43.2 million from foreign exchange increases. Our domestic operations contributed approximately $3.4 million primarily from increased commission expenses associated with the increase in revenue. In addition to foreign exchange, in 2003 our international operations contributed approximately $17.5 million principally from a restructuring charge in France of approximately $13.8 million taken during 2003.
      Our branch managers have historically followed a corporate policy allowing Clear Channel Communications to use, without charge, domestic displays that they or their staff believe would otherwise be unsold. Our sales personnel receive partial revenue credit for that usage for compensation purposes. This partial revenue credit is not included in our reported revenues. Clear Channel Communications bears the cost of producing the advertising and we bear the costs of installing and removing this advertising. In 2004, we estimated that these discounted revenues would have been less than 3% of our domestic revenues. Under the Master Agreement, this policy will continue.

Depreciation and Amortization
      Depreciation and amortization increased approximately $8.6 million in 2004 as compared to 2003. The increase is primarily attributable to approximately $3.0 million related to damage from the hurricanes that struck Florida and the Gulf Coast during the third quarter of 2004 and approximately $18.8 million from fluctuations in foreign exchange rates that impacted our international segment, largely offset by accelerated depreciation on display takedowns and abandonments of approximately $17.1 million recognized during 2003 that did not reoccur during 2004.
      Depreciation and amortization increased approximately $42.7 million in 2003 as compared to 2002. The increase is primarily attributable to approximately $25.0 million from foreign exchange increases, increased display takedowns in 2003 as compared to 2002 of approximately $12.2 million and our acquisition of The Ackerley Group in June 2002 which contributed approximately $2.4 million.

Corporate Expenses
      Clear Channel Communications provides management services to us, which include, among other things, (i) treasury, payroll and other financial related services, (ii) executive officer services, (iii) human resources and employee benefits services, (iv) legal, public affairs and related services, (v) information systems, network and related services, (vi) investment services, (vii) corporate services and (viii) procurement and sourcing support services. These services are allocated to us based on actual direct costs incurred or on Clear Channel Communications’ estimate of expenses relative to a seasonally adjusted headcount. For the years ended December 31, 2004, 2003 and 2002, we recorded approximately $24.7 million, approximately $19.6 million and approximately $17.6 million, respectively, as a component of corporate expenses for these services.

Interest Expense (Including Intercompany)
      Throughout 2002, we had in place a revolving demand promissory note with Clear Channel Communications. Effective December 31, 2002, Clear Channel Communications capitalized amounts included in the revolving demand promissory note into two fixed principal and interest rate notes. The first note is in the original principal amount of approximately $1.4 billion and accrues interest at a per annum rate of 10%. The second note is in the original principal amount of $73.0 million and accrues interest at a per annum rate of 9%. This capitalization effectively lowered our interest expense for the years ended December 31, 2004 and 2003 as compared to 2002 because the revolving demand promissory note had a higher average balance than the two fixed rate promissory notes.

Other Income (Expense) — Net
      The principal components of other income (expense) — net were:

	Year Ended December 31,
(In millions)
	2004	2003	2002

Royalty fee	$(15.8)	$(14.1)	$—
Gain on sale of operating and fixed assets	11.7	11.1	7.1
Transitional asset retirement obligation	—	(7.0)	—
Minority interest	(7.6)	(3.9)	1.8
Other	(1.6)	5.3	.3

Total other income (expense) — net	$(13.3)	$(8.6)	$9.2

      The royalty fee represents payments to Clear Channel Communications for our use of certain trademarks and licenses.

Income Taxes
      Our operations are included in a consolidated income tax return filed by Clear Channel Communications. However, for our financial statements, our provision for income taxes was computed on the basis that we file separate consolidated income tax returns with our subsidiaries.
      Current tax expense for the six months ended June 30, 2005 increased approximately $50.3 million as compared to the six months ended June 30, 2004. This increase is primarily due to approximately $35.4 million increase in Income before income taxes for the six months ended June 30, 2005 as compared to the six months ended June 30, 2004. In addition, current tax expense from foreign operations increased approximately $10.7 million during the current period as compared to the prior period primarily due to a change in local country tax law that resulted in the recognition of additional current tax expense and less deferred tax expense for the six months ended June 30, 2005. During the six months ended June 30, 2004, current tax expense was reduced by amounts associated with the disposition of certain assets.
      Deferred tax benefit for the six months ended June 30, 2005 was approximately $11.9 million. For the six months ended June 30, 2004, we recorded deferred tax expense of approximately $11.8 million. In addition to the impact of the change in local country tax mentioned above, the deferred tax benefit related to our foreign operations also increased during the six months ended June 30, 2005 as we reversed certain deferred tax liabilities in order to properly reflect the amount that the we will owe in the future. The six months ended June 30, 2004 includes additional deferred tax expense of $5.1 million related to the disposition of certain assets.
      Our effective tax rate for the year ended December 31, 2004 was 89%. The effective tax rate is a result of our mix of earnings and losses in foreign jurisdictions and certain deferred tax adjustments necessary to transition from being a wholly-owned subsidiary and certain other impacting events.
      Current and deferred foreign tax expense of $16.6 million was recorded on certain international subsidiaries generating net positive taxable income. There were no current and deferred foreign tax benefits recorded on certain international subsidiaries generating taxable losses due to the uncertainty of the ability to utilize such losses within the applicable carryforward periods. The impact of the foregoing provides for foreign tax expense of $16.6 million on foreign pre-tax earnings of $14.8 million, which is an effective tax rate of 112.2% The foreign tax rate in combination with certain adjustments to our domestic effective tax rate related to (i) additional state deferred tax expense necessary to adjust state deferred tax assets to an amount expected to be recoverable in future years considering the pending Clear Channel Communications group structure changes, and (ii) additional current tax expense of approximately $6.3 million necessary to accrue for tax and interest on ongoing tax contingencies, contribute to our overall effective tax rate for the period.
      During 2003, we recorded additional current tax expense due to certain tax contingencies of approximately $10.1 million. In addition, we did not record a tax benefit on certain tax losses from our foreign operations due to the uncertainty of the ability to utilize those tax losses in the future. As a result of the above items, our effective tax rate of negative 51% resulted in an income tax expense of approximately $11.9 million on an approximately $23.1 million loss before income taxes and cumulative effect of a change in accounting principle for the year ended December 31, 2003.
      During 2002, we recorded a tax benefit from foreign operations of approximately $17.0 million on foreign income before income tax of approximately $7.6 million. The tax benefit was the result of the blending of income taxed in low tax rate jurisdictions and losses benefited in high tax rate jurisdictions.

Cumulative Effect of a Change in Accounting Principle
      The SEC staff issued Staff Announcement No. D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill, at the September 2004 meeting of the Emerging Issues Task Force which we adopted in the fourth quarter of 2004. The Staff Announcement states that the residual method should no longer be used to value intangible assets other than goodwill. Rather, a direct method should be used to determine the fair value of all intangible assets other than goodwill required to be recognized under Statement of Financial Accounting Standards No. 141, Business Combinations. Our adoption of the Staff Announcement resulted in an aggregate carrying value of our domestic permits that was in excess of their fair value. The Staff Announcement requires us to report the excess value of approximately $162.9 million, net of tax, as a cumulative effect of a change in accounting principle.
      The loss recorded as a cumulative effect of a change in accounting principle during 2002 relates to our adoption of Statement 142 on January 1, 2002. Statement 142 required that we test goodwill and permits for impairment using a fair value approach. As a result of the goodwill test, we recorded a non-cash, net of tax, impairment charge of approximately $3.5 billion. As required by Statement 142, a subsequent impairment test was performed at October 1, 2002, which resulted in no additional impairment charge. The non-cash impairment of our goodwill was generally caused by unfavorable economic conditions, which persisted throughout 2001. This weakness contributed to our clients’ reducing the number of advertising dollars spent on our inventory. These conditions adversely impacted the cash flow projections used to determine the fair value of each reporting unit at January 1, 2002 which resulted in the non-cash impairment charge of a portion of our goodwill.
Domestic Results of Operations

	Six Months Ended
	June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002
(In thousands)
Revenues	$568,944	$514,603	$1,092,089	$1,006,376	$911,493
Direct operating expenses	328,374	304,519	468,687	435,075	399,006
Selling, general and administrative expenses			173,010	161,579	158,159
Depreciation and amortization	86,091	94,173	186,620	194,237	179,947

Operating income	$154,479	$115,911	$263,772	$215,485	$174,381

      For the six months ended June 30, 2005, our revenues grew approximately $54.3 million, or 11%, over the same period of the prior year. The increase primarily was due to strong bulletin sales, which experienced both rate and occupancy increases. Our street furniture and transit revenues also contributed to this growth, while our poster revenues essentially were unchanged. We have seen revenues growth in the majority of our markets, including in Cleveland, Jacksonville, Phoenix, San Antonio and Seattle. Strong advertising client categories were automotive, entertainment and amusements, business and consumer services, retail and telecommunications.
      Divisional operating expenses increased approximately $23.9 million, or 8%, during the six months ended June 30, 2005 as compared to the same period in 2004. Primarily driving the increase were approximately $5.0 million from production expenses primarily related to painting and installing advertisements, commission expenses related to higher revenues and approximately $10.6 million from site lease rent expenses primarily associated with our bulletins.
      Depreciation and amortization expense decreased approximately $8.1 million during the six months ended June 30, 2005 as compared to the same period of 2004, due to fewer display takedowns during the current period, which resulted in less accelerated deprecation. During the six months ended June 30, 2004, our management team made strategic decisions to remove certain advertising structures to enhance overall geographic area profits. As a result of these decisions, advertising structures were removed and their remaining book value was written off as additional depreciation expense.
      During 2004, revenues increased approximately $85.7 million, or 9%, over 2003. Revenue growth occurred across our inventory, with bulletins and posters leading the way. Increased rates drove the growth in bulletin revenues, partially offset by a decrease in occupancy. We also grew rates on our poster inventory in 2004, with occupancy flat compared to 2003. Revenue growth occurred across the nation, fueled by growth in Los Angeles, New York, Miami, San Antonio, Seattle and Cleveland. The client categories leading revenue growth remained consistent throughout the year, the largest being entertain-

ment. Business and consumer services was also a strong client category and was led by advertising spending from banking and telecommunications clients. Revenues from the automotive client category increased due to national, regional and local auto dealer advertisements.
      Direct operating expenses increased approximately $33.6 million, or 8%, during 2004 as compared to 2003 primarily as a result of $21.8 million from site lease rent expense as a result of an increase in revenue-share payments associated with the increase in revenues. Our SG&A in 2004 increased approximately $11.4 million, or 7%, primarily from approximately $5.1 million related to commission and wage expenses relative to the growth in revenue.
      During 2003, revenues increased approximately $94.9 million, or 10%, over 2002. Included in the increase is our acquisition of The Ackerley Group, acquired in June 2002, which contributed approximately $35.4 million in revenues during the six months ended June 30, 2003. In addition to the acquisition of The Ackerley Group, our bulletin inventory fueled the growth. Our bulletin inventory performed well year over year in the vast majority of our markets, with both rates and occupancy up. We saw strong growth in both large markets such as New York, San Francisco, Miami and Tampa and in smaller markets such as Albuquerque and Chattanooga. Top domestic advertising categories for us during 2003 were business and consumer services, media and entertainment and automotive.
      Direct operating expenses increased $36.1 million, or 9%, during 2003 as compared to 2002 primarily as a result of The Ackerley Group, which contributed approximately $19.3 million. The remaining $16.8 million of the increase is attributable to direct production and site lease rent expenses relative to the growth in revenue. SG&A in 2003 increased $3.4 million, or 2%, primarily from $2.6 million related to bonus and commission expenses relative to the growth in revenue.
      Depreciation and amortization increased approximately $14.3 million in 2003 as compared to 2002. The increase is primarily attributable to increased display takedowns in 2003 as compared to 2002 of approximately $12.2 million and our acquisition of The Ackerley Group in June 2002, which contributed approximately $2.4 million, offset by a decline in depreciation and amortization of $0.3 million.
International Results of Operations

	Six Months Ended
	June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002
(In thousands)
Revenues	$694,524	$646,539	$1,354,951	$1,168,221	$948,148
Direct operating expenses	587,299	539,479	793,630	698,311	558,824
Selling, general and administrative expenses			326,447	295,314	234,644
Depreciation and amortization	108,737	98,383	201,597	185,403	156,948

Operating income	$(1,512)	$8,677	$33,277	$(10,807)	$(2,268)

      Revenues increased approximately $48.0 million, or 7%, during the six months ended June 30, 2005 as compared to the same period in 2004. The growth includes approximately $32.2 million from foreign exchange increases. Revenues growth was due to rate increases on our street furniture and transit displays. Markets in the United Kingdom, Italy, Sweden, Australia and New Zealand showed the strongest revenues percentages. A decline in revenues from our media products in France partially offset this growth as a result of a difficult competitive environment.
      Divisional operating expenses increased approximately $47.8 million, or 9%, during the six months ended June 30, 2005 as compared to the same period in 2004. The increase includes approximately $27.4 million from foreign exchange. Also included in the increase were site lease rent expenses which were up as associated with the increase in revenues. In addition, site lease rent expenses increased approximately $6.0 million in the United Kingdom primarily as a result of the renewal of a contract at a higher fixed rental and the addition of a new contract with guaranteed rent payments, both of which occurred in the second half of 2004.
      Depreciation and amortization expense increased approximately $10.4 million during the first six months of 2005 as compared to the same period of the prior year, due primarily to increases in foreign exchange.
      During 2004, revenues increased approximately $186.7 million, or 16%, over 2003, including approximately $128.6 million from foreign exchange increases. Street furniture sales in the United Kingdom, Belgium, Australia, New Zealand and Denmark were the leading contributors to our revenue growth. We saw strong demand for our street furniture inventory, enabling us to realize an increase in the average revenues per display. Our billboard revenues increased slightly as a result of an increase in average revenues per display. Also contributing to the increase was approximately $10.4 million related to the consolidation of our outdoor advertising joint venture in Australia during the second quarter of 2003, which we had previously accounted for under the equity method of accounting. Tempering our 2004 results were a difficult competitive environment for billboard sales in the United Kingdom and challenging market conditions for all of our products in France.
      Direct operating expenses increased $95.3 million, or 14%, during 2004 as compared to 2003. Included in the increase is approximately $76.0 million from foreign exchange increases. In addition to foreign exchange, direct operating expenses grew approximately $19.3 million during this period, principally from higher site lease rent expense and approximately $6.2 million from the consolidation of a joint venture in Australia, which was previously accounted for under the equity method. SG&A increased $31.1 million, or 11%, during 2004 as compared to 2003. Included in the increase is approximately $31.3 million from foreign exchange increases. After the effect of foreign exchange increases, SG&A declined approximately $0.1 million. The decline is primarily due to a restructuring charge of $13.8 million in France taken during 2003, partially offset by a restructuring charge of $4.1 million in Spain taken during 2004, $2.6 million associated with the consolidation of a joint venture, as well as increased commission expenses associated with the increase in revenue during 2004.
      Depreciation and amortization increased approximately $16.2 million in 2004 as compared to 2003 primarily attributable to foreign exchange increases.
      During 2003, revenues increased approximately $220.1 million, or 23%, over 2002, including approximately $169.9 million from foreign exchange increases. Revenue growth was spurred by our transit displays and street furniture inventory. This growth was due to an increase in displays and average revenues per display primarily from our street furniture products. Strong markets for our street furniture inventory were Australia, Norway and the United Kingdom. This revenue increase was slightly offset by a decline in our billboard revenues.
      Direct operating expenses increased $139.5 million, or 25%, during 2003 as compared to 2002. Included in the increase is approximately $102.0 million from foreign exchange increases. In addition to foreign exchange, direct operating expenses increased approximately $37.5 million during this period principally from higher site lease rent expense associated with the increase in revenue. SG&A increased $60.7 million, or 26%, during 2003 as compared to 2002. Included in the increase is approximately $43.2 million from foreign exchange increases. In addition to foreign exchange, SG&A grew approximately $17.5 million during this period principally from a restructuring charge in France of approximately $13.8 million taken during 2003.
      Depreciation and amortization increased approximately $28.5 million in 2003 as compared to 2002 primarily attributable to approximately $25.0 million from foreign exchange increases.

Reconciliation of Segment Operating Income (Loss)

	Six Months Ended
	June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002
(In thousands)
Domestic outdoor	$154,479	$115,911	$263,772	$215,485	$174,381
International outdoor	(1,512)	8,677	33,277	(10,807)	(2,268)
Corporate	(26,398)	(26,537)	(53,770)	(54,233)	(52,218)

Combined operating income	$126,569	$98,051	$243,279	$150,445	$119,895

USE OF OIBDAN
      In addition to operating income, we evaluate segment and combined performance based on other factors, one primary measure of which is operating income (loss) before depreciation, amortization and non-cash compensation expense, which we refer to as OIBDAN. We use OIBDAN as a measure of the operational strengths and performance of our business and not as a measure of liquidity. However, a limitation of the use of OIBDAN as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Accordingly, OIBDAN should be considered in addition to, and not as a substitute for, operating income (loss), net income (loss) and other measures of financial performance reported in accordance with U.S. GAAP. Furthermore, this measure may vary among other companies; thus, OIBDAN as presented below may not be comparable to similarly titled measures of other companies.
      We believe OIBDAN is useful to investors and other external users of our financial statements in evaluating our operating performance because it is widely used in the outdoor advertising industry to measure a company’s operating performance and it helps investors more meaningfully evaluate and compare the results of our operations from period to period and with those of other companies in the outdoor advertising industry (to the extent the same components of OIBDAN are used), in each case without regard to items such as non-cash depreciation and amortization and non-cash compensation expense, which can vary depending upon the accounting method used and the book value of assets.
      Our management uses OIBDAN (i) as a measure for planning and forecasting overall and individual expectations and for evaluating actual results against such expectations, (ii) as a basis for incentive bonuses paid to our executive officers and our branch managers and (iii) in presentations to our board of directors to enable them to have the same consistent measurement basis of operating performance used by management.
      The following table presents a reconciliation of OIBDAN to operating income, which is a GAAP measure of our operating results:

	Six Months Ended June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002
(In thousands)
	(Unaudited)	(Unaudited)
Reconciliation of OIBDAN to operating income:
Combined:
OIBDAN	$321,731	$290,657	$631,612	$530,085	$456,790
Depreciation and amortization	194,828	192,556	388,217	379,640	336,895
Non-cash compensation	334	50	116	—	—

Operating income	$126,569	$98,051	$243,279	$150,445	$119,895

	Six Months Ended June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002
(In thousands)
	(Unaudited)	(Unaudited)
Domestic:
OIBDAN	$240,831	$210,127	$450,494	$409,722	$354,328
Depreciation and amortization	86,091	94,173	186,620	194,237	179,947
Non-cash compensation	261	43	102	—	—

Operating income	$154,479	$115,911	$263,772	$215,485	$174,381

International:
OIBDAN	$107,298	$107,067	$234,888	$174,596	$154,680
Depreciation and amortization	108,737	98,383	201,597	185,403	156,948
Non-cash compensation	73	7	14	—	—

Operating income	$(1,512)	$8,677	$33,277	$(10,807)	$(2,268)

      Our combined OIBDAN increased $31.1 million, or 11%, for the six months ended June 30, 2005 as compared to the same period of 2004 primarily as a result of the growth of $30.7 million in our domestic segment’s OIBDAN driven by an increase in bulletin, transit and street furniture sales. Included in our international segment OIBDAN is approximately $4.8 million from foreign exchange increases. Our international segment’s OIBDAN increased $0.2 million for the six months periods as a result of approximately $6.0 million of additional expenses in the current year related to the renewal of a contract at a higher fixed rental and the addition of a new contract with guaranteed rent payments, in addition to flat billboard revenues in the United Kingdom. Also contributing to the flat margin was a revenue decline in France of approximately $15.9 million as a result of a difficult competitive and economic environment.
      Our combined OIBDAN increased $101.5 million, or 19%, for the year ended December 31, 2004 compared to the same period of 2003. Our domestic segment contributed $40.8 million and our international segment contributed $60.3 million, including approximately $21.3 million from foreign exchange increases, while our corporate expenses decreased during 2004 by $0.4 million. The domestic OIBDAN growth was attributable to increased bulletin and poster sales while international OIBDAN growth was led by increased street furniture sales. We experienced OIBDAN margin expansion during 2004 compared to 2003 primarily related to a $13.8 million restructuring charge taken in France during the second quarter of 2003.
      Our combined OIBDAN increased $73.3 million, or 16%, for the year ended December 31, 2003 compared to the same period of 2002. Our domestic segment contributed $55.4 million and our international segment contributed $19.9 million, while our corporate expenses increased during 2003 by $2.0 million. Our domestic OIBDAN growth was attributable to bulletin sales and our domestic OIBDAN margin increased partially as a result of The Ackerley Group. The Ackerley Group contributed $16.1 million in OIBDAN and had a higher OIBDAN margin than our overall domestic OIBDAN margin for the first six months of 2003. Our combined OIBDAN margin decreased during 2003 compared to 2002 primarily from a $13.8 million restructuring charge taken in France during the second quarter of 2003. Included in OIBDAN for the year ended December 31, 2003 is approximately $24.7 million from foreign exchange increases over the same period of 2002.
FINANCIAL CONDITION AND LIQUIDITY
Financial Condition as of June 30, 2005
      As of June 30, 2005, we had approximately $1.7 billion of debt, approximately $49.7 million of cash and cash equivalents and approximately $2.6 billion of owner’s equity. On August 2, 2005 we distributed an intercompany note in the original principal amount of $2.5 billion as a dividend on our common stock, which note was ultimately distributed to Clear Channel Communications. We intend to use all of the net proceeds from this offering to repay a portion of the intercompany indebtedness owed to Clear Channel Communications.
Financial Condition as of December 31, 2004
      As of December 31, 2004, we had approximately $1.6 billion of debt, approximately $37.9 million of cash and equivalents and approximately $2.7 billion of owner’s equity. This compares to approximately $1.7 billion of debt, approximately $34.1 million of cash and equivalents and approximately $2.8 billion of owner’s equity as of December 31, 2003.
Cash Flows
      The following table summarizes our historical cash flows. The financial data for the years ended December 31, 2004 and 2003 have been derived from our audited financial statements included elsewhere in this prospectus. The financial data for the six months ended June 30, 2005 and 2004 are unaudited and are derived from our interim financial statements included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
(In thousands)
	2005	2004	2004	2003

Cash provided by (used in):
Operating activities	$167,289	$199,957	$492,495	$433,459
Investing activities	$(148,235)	$(143,769)	$(310,658)	$(230,162)
Financing activities	$1,045	$(50,147)	$(182,006)	$(222,491)

Operating Activities

Six Months Ended June 30, 2005 as Compared to Six Months Ended June 30, 2004
      Cash provided by operations was approximately $167.3 million for the six months ended June 30, 2005, compared to cash provided by operations of approximately $200.0 million for the six months ended June 30, 2004. The approximately $32.7 million decrease relates primarily to changes in foreign exchange translation.

Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003
      Cash provided by operations was approximately $492.5 million for the year ended December 31, 2004, as compared to cash provided by operations of approximately $433.5 million for the year ended December 31, 2003. The change in cash provided by operations resulted primarily from an increase in income before cumulative effect of a change in accounting principle of approximately $42.5 million.

Investing Activities

Six Months Ended June 30, 2005 as Compared to Six Months Ended June 30, 2004
      Cash used in investing activities was approximately $148.2 million for the six months ended June 30, 2005 as compared to approximately $143.8 million for the six months ended June 30, 2004. The change primarily relates to $7.5 million in cash used to purchase an additional interest in Clear Channel Independent, a nonconsolidated affiliate in South Africa, during 2004, and offset by an increase in other investing activities in 2005.

Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003
      Cash used in investing activities was approximately $310.7 million for the year ended December 31, 2004, as compared to approximately $230.2 million for the year ended December 31, 2003. The increase in cash used in investing activities primarily related to an increase in acquisition activity during 2004. In 2004, we acquired Medallion Taxi Media for $31.6 million and acquired advertising display faces for $60.8 million.

Financing Activities

Six Months Ended June 30, 2005 as Compared to Six Months Ended June 30, 2004
      Cash provided by financing activities was approximately $1.0 million for the six months ended June 30, 2005, as compared to cash used in financing activities of approximately $50.1 million for the six months ended June 30, 2004. Included in cash flow from financing activities is changes in the “Due from Clear Channel Communications” account which relates to cash transfers between our domestic operations and Clear Channel Communications. For the six months ended June 30, 2005 we had a net transfer of cash to Clear Channel Communications of approximately $16.9 million compared to a net transfer of cash to Clear Channel Communications of approximately $63.5 million for the six months ended June 30, 2004. The net amount transferred is significantly affected, among other things, by the change in our domestic operations operating income and cash flow for the relevant period. The “Due from Clear Channel Communications” account has grown during the relevant periods primarily as a result of increases in our operating income.

Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003
      Cash used in financing activities was approximately $182.0 million for the year ended December 31, 2004, as compared to approximately $222.5 million for the year ended December 31, 2003. The decline is partially the result of decreased financing needs from our credit facility. Additionally, for the year ended December 31, 2004 we had a net transfer of cash to Clear Channel Communications of approximately $148.2 million compared to a net transfer of cash to Clear Channel Communications of approximately $154.4 million for the year ended December 31, 2003.
Liquidity

Sources of Capital
      Our primary sources of liquidity and capital resources are cash flows generated from our operations, availability of up to $150.0 million under a revolving credit facility sublimit for use in our international operations through Clear Channel Communications, funding through a cash management note with Clear Channel Communications and available cash and cash equivalents.
      Management believes that future funds generated from our operations and available borrowing capacity under the $150.0 million sub-limit of the Clear Channel Communications revolving credit facility will be sufficient to fund our debt service requirements, working capital requirements, capital expenditure requirements and the remaining one-time costs associated with this offering for a period of at least 18 months. However, our ability to continue to fund these items and to reduce debt may be affected by general economic, financial, competitive, legislative and regulatory factors, as well as other industry-specific factors.
      Our short and long term cash requirements consist of minimum annual guarantees for our street furniture contracts, operating leases and capital expenditures. Minimum annual guarantees and operating lease requirements are included in our direct operating expenses, which historically have been satisfied by cash flows from operations. For 2005, we are committed to $378.3 million and $177.6 million for minimum annual guarantees and operating leases, respectively. Our capital expenditures were $176.1 million, $205.1 million and $290.2 million for 2004, 2003 and 2002, respectively, and have historically been satisfied by cash flow from operations. Our long-term commitments for minimum annual guarantees, operating leases and capital expenditure requirements are included in “— Contractual and Other Obligations,” below. Our cash flow from operations was $492.5 million, $433.5 million, and $320.2 million for 2004, 2003 and 2002, respectively. Certain of our international subsidiaries have the ability to borrow under a $150.0 million sub-limit of the Clear Channel Communications revolving credit facility discussed below under “— Bank Credit Facility,” to the extent Clear Channel Communications has not already borrowed against this capacity. At June 30, 2005, approximately $96.3 million available was available for future borrowings under this facility.

      As of June 30, 2005 and December 31, 2004 and 2003, we had the following debt outstanding, cash and cash equivalents and amounts due from Clear Channel Communications:

		December 31,
	June 30,
	2005	2004	2003
(In millions)
Bank credit facility	$53.7	$23.9	$50.1
Debt with Clear Channel Communications	1,463.0	1,463.0	1,463.0
Other long-term debt	138.2	152.4	156.9

Total debt	1,654.9	1,639.3	1,670.0
Less: cash and cash equivalents	49.7	37.9	34.1
Less: Due from Clear Channel Communications	319.5	302.6	154.4

	$1,285.7	$1,298.8	$1,418.5

      Bank Credit Facility. In addition to cash flows from operations, a primary source of our liquidity is through borrowings under a $150.0 million sub-limit included in Clear Channel Communications’ five-year, multicurrency $1.75 billion revolving credit facility. Certain of our international subsidiaries may borrow under the sub-limit to the extent Clear Channel Communications has not already borrowed against this capacity and is in compliance with its covenants under the credit facility. The interest rate on outstanding balances under the credit facility is based upon LIBOR or, for Euro denominated borrowings, EURIBOR plus, in each case, a margin. At June 30, 2005, the outstanding balance on the sub-limit was approximately $53.7 million, and approximately $96.3 million was available for future borrowings, with the entire balance to be paid on July 12, 2009. At June 30, 2005, interest rates on borrowings under this credit facility ranged from 2.5% to 6.0%.
      Debt with Clear Channel Communications. In 2003, two intercompany notes were issued to Clear Channel Communications in the total original principal amount of approximately $1.5 billion. The first intercompany note in the original principal amount of approximately $1.4 billion matures on December 31, 2017, may be prepaid in whole at any time, or in part from time to time, and accrues interest at a per annum rate of 10%. The second intercompany note in the original principal amount of $73.0 million matures on December 31, 2017, may be prepaid in whole at any time, or in part from time to time, and accrues interest at a per annum rate of 9%. We intend to use all of the net proceeds of this offering, along with our balance in the “Due from Clear Channel Communications” account, to repay a portion of the outstanding balances of the $1.4 billion and $73.0 million intercompany notes. Any remaining balances will be otherwise capitalized by Clear Channel Communications.
      On August 2, 2005, we distributed a third intercompany note issued by our wholly-owned subsidiary to us in the original principal amount of $2.5 billion as a dividend on our common stock, which note was subsequently distributed as a dividend in a series of transfers to Clear Channel Communications. This note matures on August 2, 2010, may be prepaid in whole at any time, or in part from time to time. The note accrues interest at a variable per annum rate equal to the weighted average cost of debt for Clear Channel Communications, calculated on a monthly basis. This note is mandatorily payable upon a change of control of us and, subject to certain exceptions, all proceeds from debt or equity raised by us must be used to prepay such note. At August 31, 2005, the interest rate on the $2.5 billion intercompany note was 5.7%. See “Use of Proceeds,” “Arrangements Between Clear Channel Communications and Us” and “Description of Indebtedness.”
      Our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, historically have been satisfied as part of the corporate-wide cash management policies of Clear Channel Communications. After this offering, our working capital requirements and capital for our general corporate purposes may be provided to us by Clear Channel Communications, in its sole discretion, pursuant to a cash management note issued by us to Clear Channel Communications. See “ — Cash and cash equivalents; cash management policies,” below. Without the opportunity to obtain financing from Clear Channel Communications, we may need to obtain additional financing from banks, or through public offerings or private placements of debt, strategic relationships or other arrangements at some future date. Management currently believes that we could raise the funds if needed given our credit profile. Additionally, we will have publicly traded stock that management believes could be used as a source to raise capital through public or private placements of our equity securities. Subject to certain exceptions, the first $2.5 billion of such debt or equity proceeds (plus an amount equal to accrued interest thereon) would be required to be used to prepay the $2.5 billion intercompany note, unless such requirement is waived by Clear Channel Communications.
      Other long-term debt. Other long-term debt consists primarily of loans with international banks and other types of debt. At June 30, 2005, approximately $138.2 million was outstanding as other long-term debt.
      Cash and cash equivalents; cash management policies. Pursuant to the Corporate Services Agreement to be entered into between Clear Channel Communications and us, Clear Channel Communications will be providing us with cash management services to assist us in managing our excess operating cash. These services include:

•	managing our daily cash position and determining our liquidity needs;

•	administering borrowings and repayments under the revolving credit facility available to our international operations;

•	establishing cash management systems and procedures that help minimize investment in non-earning cash resources while providing adequate liquidity;

•	initiating all electronic funds transfers;

•	providing bank administration for all domestic bank accounts and for all international accounts established by a domestic subsidiary;

•	administering on-line bank reporting systems; and

•	processing requests for cashier checks.
      As part of the cash management services to be provided to us, on a daily basis, cash from our domestic operations will be transferred to a concentration account maintained by us. The cash will consist of money received by, available funds transferred by wire to, and the collection of good funds on checks and other orders remitted to, us. Pending receipt of good funds on checks and other orders remitted to us, such items will be maintained in lockboxes that to be maintained by us.
      In addition, on a daily basis, cash will be transferred from our concentration account to our disbursement account, from which our then due accounts payable and payroll obligations will be discharged. If, after cash is transferred to the disbursement account, there remains a balance in our concentration account, then that amount will be transferred to a master account maintained by Clear Channel Communications and either invested or subsequently disbursed by Clear Channel Communications for its general corporate purposes. If the cash in our concentration account is not sufficient to discharge our obligations for the corresponding day, then Clear Channel Communications may advance funds to us by transferring cash from its master account to our concentration account in an amount, which when added to the amount available in that concentration account, would discharge those daily obligations. We do not have a commitment from Clear Channel Communications to advance funds to us, and we will have no access to the cash transferred from our concentration account to the master account of Clear Channel Communications. Our claim in relation to cash transferred from our concentration account to Clear Channel Communications will be based on the net cash balances from time to time owed to us.
      At the conclusion of each day, the net cash position between Clear Channel Communications and us will be determined by Clear Channel Communications. We will have a daily net positive cash position if cash has been transferred from our concentration account to the account maintained by Clear Channel Communications, and a daily net negative cash position will exist if Clear Channel Communications has had to advance funds to our concentration account. The records of Clear Channel Communications will reflect the net cash balance between Clear Channel Communications and us, which, if owed to us, will be noted in our financial statements as “Due from Clear Channel Communications” or, if owed by us, will be noted in our financial statements as “Due to Clear Channel Communications”. The cash management note from us to Clear Channel Communications and the cash management note from Clear Channel Communications to us will evidence those respective obligations. Each of the notes will be a demand obligation. Interest on the cash management note owed by us will accrue on the daily net negative cash position at a per annum rate based on the average one-month LIBOR rate plus a percentage that corresponds to the percentage paid by Clear Channel Communications on LIBOR-based borrowings made by it under its corporate revolver facility. Interest on the cash management note owed by Clear Channel Communications will accrue on the daily net positive cash position at a per annum rate based on the average one-month generic treasury bill rate for the applicable period. The average one-month LIBOR rate and the average one-month generic treasury bill rate will correspond to the applicable respective rates from time to time published by Bloomberg financial services. If Clear Channel Communications were to become insolvent, we would be an unsecured creditor like other unsecured creditors of Clear Channel Communications and could experience a liquidity shortfall.
      Unlike the management of cash from our domestic operations, the amount of cash that is transferred from our foreign operations to Clear Channel Communications will be determined on a basis mutually agreeable to us and Clear Channel Communications, and not on a pre-determined basis. In arriving at such mutual agreement, the reasonably foreseeable cash needs of our foreign operations will be evaluated before a cash amount is to be considered as an excess or surplus amount for transfer to Clear Channel Communications. When an amount of excess cash from our foreign operations is agreed upon, any proposed transfer of that excess cash will be further subject to a consideration of the effects of repatriating all or any portion of that amount. Excess cash from our foreign operations which is transferred to Clear Channel Communications will be subject to the record-keeping procedures and note arrangements utilized for cash transferred from our domestic operations to Clear Channel Communications.
      For so long as Clear Channel Communications maintains a significant interest in us, a deterioration in the financial condition of Clear Channel Communications could increase our borrowing costs or impair our access to the capital markets because of our reliance on Clear Channel Communications for availability under its revolving credit facility. In addition, because the interest rate we pay on our $2.5 billion promissory note is based on the weighted average cost of debt for Clear Channel Communications, any such deterioration would likely result in an increase in Clear Channel Communications’ cost of debt and in our interest rate. To the extent we cannot pass on our increased borrowing costs to our clients, our profitability, and potentially our ability to raise capital, could be materially affected. Also, so long as Clear Channel Communications maintains a significant interest in us, pursuant to the Master Agreement between Clear Channel Communications and us, Clear Channel Communications will have the ability to limit our ability to incur debt or issue equity securities, which could adversely affect our ability to meet our liquidity needs. In addition, the $2.5 billion intercompany note requires us to prepay it in full upon a change of control (as defined in the note), and, upon our issuances of equity and incurrence of debt, subject to certain exceptions, to prepay the note in the amount of net proceeds received from such events. See “Risk Factors — Risks Related to Our Business” and “Arrangements Between Clear Channel Communications and Us.”

Uses of Capital
      Our primary uses of capital are funding our working capital liabilities, debt service, acquisitions and capital expenditures. Our working capital liabilities are funded through cash flows from operations. Cash paid for interest during the years ended December 31, 2004, 2003 and 2002 was approximately $175.4 million, $198.3 million and $268.0 million, respectively.
      We have entered into certain agreements relating to acquisitions that provide for purchase price adjustments and other future contingent payments based on the financial performance of the acquired company. We will continue to accrue additional amounts related to such contingent payments if and when it is determinable that the applicable financial performance targets will be met. The aggregate of these contingent payments, if performance targets are met, would not significantly impact our financial position or results of operations. The following is a summary of our acquisition activity for the years ended December 31, 2004, 2003 and 2002:
      2004 Acquisitions. In September 2004, we acquired Medallion Taxi Media, Inc. for approximately $31.6 million. In addition, during 2004 the Company acquired display faces for approximately $60.8 million in cash and acquired equity interests in international outdoor companies for approximately $2.5 million in cash. We also exchanged advertising assets, valued at approximately $23.7 million for other advertising assets valued at approximately $32.3 million.
      2003 Acquisitions. During 2003 we acquired display faces for approximately $28.3 million in cash. We also acquired investments in nonconsolidated affiliates for approximately $10.7 million in cash and acquired an additional 10% interest in a subsidiary for approximately $5.1 million in cash.
      2002 Acquisitions. In June 2002 we acquired The Ackerley Group. The transaction was funded by approximately $26.3 million of our operating cash and a non-cash capital contribution from Clear Channel Communications of approximately $612.8 million. In addition, we acquired display faces for approximately $126.3 million in cash and acquired investments in nonconsolidated affiliates for approximately $2.1 million in cash.
      Capital Expenditures. Our capital expenditures have consisted of the following:

	Six Months
	Ended June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002
(In millions)
Non-revenue producing	$33.6	$28.1	$70.1	$63.4	$81.0
Revenue producing	44.3	48.8	106.0	141.7	209.2

Total capital expenditures	$77.9	$76.9	$176.1	$205.1	$290.2

      We define non-revenue producing capital expenditures as those expenditures that are required on a recurring basis. Revenue producing capital expenditures are discretionary capital investments for new revenue streams, similar to an acquisition. Our capital expenditures have been declining since 2002, primarily as a result of fewer revenue producing capital expenditures in our international segment. Due to successful bidding on street furniture contracts in prior years, we needed to supply the street furniture required under the contracts. We have not been as actively bidding on international street furniture contracts since 2002 and therefore have not had the capital needs associated with these contracts.
      Part of our long-term strategy is to pursue the technology of electronic displays, including flat screens, LCDs and LEDs, as alternatives to traditional methods of displaying our clients’ advertisements. We are currently performing limited tests of these technologies in certain markets. We believe that cash flow from operations will be sufficient to fund these expenditures because we expect enhanced margins through: (i) lower cost of production as the advertisements will be digital and controlled by a central computer network, (ii) decreased down time on displays because the advertisements will be digitally changed rather than manually posted paper or vinyl on the face of the display, and (iii) incremental revenue through more targeted and time specific advertisements allowing us to sell more advertisements on a single display.
Covenant Compliance
      The newly issued $2.5 billion intercompany note requires us to comply with various negative covenants, including restrictions on the following activities: incurring consolidated funded indebtedness (as defined in the note), excluding intercompany indebtedness, in a principal amount in excess of $400.0 million at any one time outstanding; creating liens; making investments; entering into sale and leaseback transactions (as defined in the note), which when aggregated with consolidated funded indebtedness secured by liens, will not exceed an amount equal to 10% of our total consolidated shareholder’s equity (as defined in the note) as shown on our most recently reported annual audited consolidated financial statements; disposing of all or substantially all of our assets; entering into mergers and consolidations; declaring or making dividends or other distributions; repurchasing our equity; and entering into transactions with our affiliates. In addition, the note requires us to prepay it in full upon a change of control. The note defines a change of control to occur when Clear Channel Communications ceases to control (i) directly or indirectly, more than 50% of the aggregate voting equity interests of us, our operating subsidiary or our respective successors or assigns, or (ii) the ability to elect a majority of the board of directors of us, our operating subsidiary or our respective successors or assigns. Upon our issuances of equity and incurrences of debt, subject to certain exceptions, we are also required to prepay the note in the amount of the net proceeds received by us from such events. Generally, the following constitute events of default under the $2.5 billion intercompany note: any principal or accrued interest on the principal remains unpaid when due on the stated maturity date (as defined in the note) or upon the occurrence of a mandatory prepayment event (as defined in the note); any accrued interest or accrued expenses remain unpaid three days after the interest payment date (as defined in the note); any provision in the note or any related security document that represents a right or remedy ceases to be binding on our operating subsidiary or available to us; any representation or warranty made in the note or any related security document is untrue or inaccurate in any material respect; breaches of covenants or agreements or the occurrence of an event of default in the note or any related security document; defaults by us in the payment of indebtedness in excess of $25.0 million, a final judgment or order in excess of $25.0 million against us or forfeiture of property by us having a value in excess of $25.0 million; or the declaration by us or against us of bankruptcy or insolvency.
      Certain of our international subsidiaries that are offshore borrowers may borrow up to $150.0 million for use in our international operations under a sub-limit of the approximately $1.8 billion revolving credit facility of Clear Channel Communications so long as Clear Channel Communications remains in compliance with its covenants under the facility and does not otherwise borrow against such capacity. The significant covenants contained in the credit facility relate to leverage and interest coverage (as defined in the credit facility). The leverage ratio covenant requires Clear Channel Communications to maintain a ratio of consolidated funded indebtedness to operating cash flow (as defined by the credit facility) of less than 5.25x. The interest coverage covenant requires Clear Channel Communications to maintain a minimum ratio of operating cash flow to interest expense (as defined by the credit facility) of 2.50x. Generally, the following constitute events of default under the $1.8 billion revolving credit facility: failure to pay borrowings and interest when they become due; failure to perform or observe covenants contained in the credit facility; failure to perform or observe any covenant contained in any other loan document; incorrect or misleading representations and warranties made in connection with the credit facility agreement; default on any other indebtedness greater than $200 million; the declaration by Clear Channel Communications or against Clear Channel Communications of bankruptcy or insolvency; failure to pay debts as they become due; a final judgment for the payment of money exceeding $250 million; invalidity of loan documents at any time after their execution and delivery; change of control; and failure to comply with the Communications Act or any rule or regulation promulgated by the Federal Communications Commission. A change of control occurs under the $1.8 billion credit facility generally when any person or group acquires more than 50% of the voting interest of Clear Channel Communications or when there has been a turnover of a majority of the board of directors of Clear Channel Communications during a 24 consecutive month period.
      There are no significant covenants or events of default contained in the $1.4 billion and $73.0 million intercompany notes, the cash management note issued by Clear Channel Communications to us or the cash management note issued by us to Clear Channel Communications.
Contractual and Other Obligations

Firm Commitments
      In addition to the scheduled maturities on our debt, we have future cash obligations under various types of contracts. We lease office space, certain equipment and the majority of the land occupied by our advertising structures under long-term operating leases. Some of our lease agreements contain renewal options and annual rental escalation clauses (generally tied to the consumer price index), as well as provisions for our payment of utilities and maintenance.
      We have minimum franchise payments associated with noncancelable contracts that enable us to display advertising on such media as buses, taxis, trains, bus shelters and terminals. The majority of these contracts contain rent provisions that are calculated as the greater of a percentage of the relevant advertising revenues or a specified guaranteed minimum annual payment.
      The scheduled maturities of our credit facility, other long-term debt outstanding, future minimum rental commitments under noncancelable lease agreements, minimum payments under other noncancelable contracts, minimum annual guarantees and capital expenditures commitments as of December 31, 2004 are as follows:

	Payments Due by Period

					2010 and
	Total	2005	2006-2007	2008-2009	Thereafter
(In thousands)
Revolving credit facility	$23,938	$—	$—	$23,938	—
Debt with Clear Channel Communications	1,463,000	—	—	—	$1,463,000
Other long-term debt	152,442	146,268	4,569	832	773
Minimum annual guarantees	1,658,599	378,313	471,406	282,702	526,178
Noncancelable operating leases	1,254,014	177,567	290,827	218,027	567,593
Capital expenditure commitments	223,716	119,687	63,065	25,222	15,742
Noncancelable contracts	8,953	4,215	1,604	883	2,251

Total firm commitments and outstanding debt	$4,784,662	$826,050	$831,471	$551,604	$2,575,537

      On a pro forma basis, after giving effect to the application of the proceeds of this offering, at an assumed initial public offering price of $           per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and the distribution of the $2.5 billion intercompany note, as if such transactions had occurred at January 1, 2004, our contractual obligations would have consisted of the following:

	Payments Due by Period

					2010 and
	Total	2005	2006-2007	2008-2009	Thereafter
(In thousands)
Revolving credit facility	$23,938	$—	$—	$23,938	—
Debt with Clear Channel Communications	2,500,000	—	—	—	$2,500,000
Other long-term debt	152,442	146,268	4,569	832	773
Minimum annual guarantees	1,658,599	378,313	471,406	282,702	526,178
Noncancelable operating leases	1,254,014	177,567	290,827	218,027	567,593
Capital expenditure commitments	223,716	119,687	63,065	25,222	15,742
Noncancelable contracts	8,953	4,215	1,604	883	2,251

Total firm commitments and outstanding debt	$5,821,662	$826,050	$831,471	$551,604	$3,612,537

SEASONALITY
      Typically, both our domestic and international segments experience their lowest financial performance in the first quarter of the calendar year, with international typically experiencing a loss from operations in this period. Our domestic segment typically experiences consistent performance in the remainder of our calendar year. Our international segment typically experiences its strongest performance in the second and fourth quarters of our calendar year. We expect this trend to continue in the future. See “Risk Factors — We have incurred net losses and may experience future net losses.”
MARKET RISK MANAGEMENT
      We are exposed to market risks arising from changes in market rates and prices, including movements in foreign currency exchange rates and interest rates.
Foreign Currency Risk
      We have operations in countries throughout the world. The financial results of our international operations are measured in their local currencies, except in the hyperinflationary countries in which we operate. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the international markets in which we operate. We believe we mitigate a small portion of our exposure to international currency fluctuations with a natural hedge through borrowings in currencies other than the U.S. dollar. Our international operations reported a net loss of approximately $7.6 million for the six months ended June 30, 2005. We estimate that a 10% change in the value of the U.S. dollar relative to foreign currencies would have changed our net income for the six months ended June 30, 2005 by approximately $1.0 million.
      This analysis does not consider the implication such currency fluctuations could have on the overall economic activity that could exist in such an environment in the United States or the foreign countries or on the results of operations of these foreign entities.
Interest Rate Risk
      We had approximately $1.7 billion total debt outstanding as of June 30, 2005, of which $53.7 million was variable rate debt.
      Based on the amount of our floating-rate debt as of June 30, 2005, each 200 basis point increase or decrease in interest rates would increase or decrease our annual interest expense and cash outlay by approximately $1.1 million. This potential increase or decrease is based on the simplified assumption that the level of floating-rate debt remains constant with an immediate across-the-board increase or decrease as of June 30, 2005 with no subsequent change in rates for the remainder of the period.
RECENT ACCOUNTING PRONOUNCEMENTS
      In March 2005, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, or FIN 47. FIN 47 is an interpretation of FASB Statement 143, Asset Retirement Obligations, which was issued in June 2001. According to FIN 47, uncertainty about the timing or method of settlement because they are conditional on a future event that may or may not be within the control of the entity should be factored into the measurement of the asset retirement obligation when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application of interim financial information is permitted, but is not required. We adopted FIN 47 on January 1, 2005, which did not materially impact our financial position or results of operations.
      In March 2005, the SEC issued Staff Accounting Bulletin No. 107 Share-Based Payment, or SAB 107. SAB 107 expresses the SEC staff’s views regarding the interaction between Statement of Financial Accounting Standards No. 123(R) Share-Based Payment, or Statement 123(R), and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with nonemployees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first time adoption of Statement 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of Statement 123(R) and the modification of employee share options prior to adoption of Statement 123(R). We are unable to quantify the impact of adopting SAB 107 and Statement 123(R) at this time because it will depend on levels of share-based payments granted in the future. Additionally, we are still evaluating the assumptions we will use upon adoption.
      In April 2005, the SEC issued a press release announcing that it would provide for phased-in implementation guidance for Statement 123(R). The SEC would require that registrants that are not small business issuers adopt Statement 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005. We intend to adopt Statement 123(R) on January 1, 2006.
      In June 2005, the Emerging Issues Task Force, or EITF, issued EITF 05-6, Determining the Amortization Period of Leasehold Improvements, or EITF 05-6. EITF 05-6 requires that assets recognized under capital leases generally be amortized in a manner consistent with the lessee’s normal depreciation policy except that the amortization period is limited to the lease term (which includes renewal periods that are reasonably assured). EITF 05-6 also addresses the determination of the amortization period for leasehold improvements that are purchased subsequent to the inception of the lease. Leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of the acquisition of the leasehold improvement. We will adopt EITF 05-6 on July 1, 2005 and do not expect adoption to materially impact our financial position or results of operations.
CRITICAL ACCOUNTING ESTIMATES
      The preparation of our financial statements in conformity with generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. On an ongoing basis, we evaluate our estimates that are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of expenses that are not readily apparent from other sources. Because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such difference could be material. Our significant accounting policies are discussed in Note A to our combined financial statements included elsewhere in this prospectus. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management’s most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. The following narrative describes these critical accounting estimates, the judgments and assumptions and the effect if actual results differ from these assumptions.
Allowance for Doubtful Accounts
      We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific client’s inability to meet its financial obligations, we record a specific reserve to reduce the amounts recorded to what we believe will be collected. For all other clients, we recognize reserves for bad debt based on historical experience of bad debts as a percentage of revenues for each business unit, adjusted for relative improvements or deteriorations in the agings and changes in current economic conditions.

      If our agings were to improve or deteriorate resulting in a 10% change in our allowance, it is estimated that our bad debt expense for the six months ended June 30, 2005 would have changed by approximately $2.1 million and our net income for the same period would have changed by approximately $1.3 million.
Long-lived Assets
      Long-lived assets, such as property, plant and equipment are reviewed for impairment when events and circumstances indicate that depreciable and amortizable long-lived assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. When specific assets are determined to be unrecoverable, the cost basis of the asset is reduced to reflect the current fair market value.
      We use various assumptions in determining the current fair market value of these assets, including future expected cash flows and discount rates, as well as future salvage values. Our impairment loss calculations require management to apply judgment in estimating future cash flows, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows.
      If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be exposed to future impairment losses that could be material to our results of operations.
Goodwill
      Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. We review goodwill for potential impairment annually using the income approach to determine the fair value of our reporting units. The fair value of our reporting units is used to apply value to the net assets of each reporting unit. To the extent that the carrying amount of net assets would exceed the fair value, an impairment charge may be required to be recorded.
      The income approach we use for valuing goodwill involves estimating future cash flows expected to be generated from the related assets, discounted to their present value using a risk-adjusted discount rate. Terminal values are also estimated and discounted to their present value.
      As a result of adopting Statement 142 on January 1, 2002, we recorded a non-cash, net of tax, goodwill impairment charge of approximately $3.5 billion. As required by Statement 142, a subsequent impairment test was performed at October 1, 2002, which resulted in no additional impairment charge. The non-cash impairment of our goodwill was generally caused by unfavorable economic conditions, which persisted throughout 2001. This weakness contributed to our clients’ reducing the number of advertising dollars spent on our inventory. These conditions adversely impacted the cash flow projections used to determine the fair value of each reporting unit at January 1, 2002 which resulted in the non-cash impairment charge of a portion of our goodwill. We may incur impairment charges in future periods under Statement 142 to the extent we do not achieve our expected cash flow growth rates, and to the extent that market values decrease and long-term interest rates increase.
Indefinite-lived Assets
      Indefinite-lived assets such as our billboard permits are reviewed annually for possible impairment using the direct method. Our key assumptions using the direct method are market revenue growth rates, market share, profit margin, duration and profile of the build-up period, estimated start-up capital costs and losses incurred during the build-up period, the risk-adjusted discount rate and terminal values. This data is populated using industry normalized information representing an average permit within a market.
      The SEC staff issued Staff Announcement No. D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill, at the September 2004 meeting of the Emerging Issues Task Force. D-108 states that the residual method should no longer be used to value intangible assets other than goodwill. Prior to the adoption of Staff Announcement No. D-108, we recorded our acquisition of permits at fair value using an industry accepted income approach and consequently applied the same approach for purposes of impairment testing. Our adoption of the direct method resulted in an aggregate fair value of our permits that was less than the carrying value determined under our prior method. As a result, we recorded a non-cash charge of $162.9 million, net of deferred taxes, as a cumulative effect of a change in accounting principle during the fourth quarter 2004.
      If actual results are not consistent with our assumptions and estimates, we may be exposed to impairment charges in the future. If our assumption on market revenue growth rate decreased 10%, our non-cash charge, net of tax, would increase approximately $25.1 million. Similarly, if our assumption on market revenue growth rate increased 10%, our non-cash charge, net of tax, would decrease approximately $30.0 million.
Asset Retirement Obligations
      Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” requires us to estimate our obligation upon the termination or nonrenewal of a lease, to dismantle and remove our billboard structures from the leased land and to reclaim the site to its original condition. We record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which they are incurred. The liability is capitalized as part of the related long-lived asset’s carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset.
      Due to the high rate of lease renewals over a long period of time, our calculation assumes that all related assets will be removed at some period over the next 50 years. An estimate of third-party cost information is used with respect to the dismantling of the structures and the reclamation of the site. The interest rate used to calculate the present value of such costs over the retirement period is based on an estimated risk-adjusted credit rate for the same period.

INDUSTRY OVERVIEW
      This section includes industry data, forecasts and information that we have prepared based, in part, upon industry data, forecasts and information obtained from industry publications and surveys and internal company information. Media Dynamics Inc., Nielsen Media Research, Inc., Outdoor Advertising Association of America (OAAA), Zenith Optimedia and other industry reports and articles were the primary sources for third-party industry data, forecasts and information. These third-party industry publications and surveys and forecasts generally state that they believe the information contained therein was obtained from sources they believe to be reliable, but that they can give no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, while we believe the industry forecasts and market research are reliable, we have not independently verified such forecasts and research.
      The global outdoor market has emerged as a leading advertising medium that serves as a core branding and marketing platform for companies, both domestically and internationally. Similar to other advertising media, the key competitive factors for outdoor advertising are pricing, location and availability of displays.
      The principal advantages of outdoor advertising include the following:

•	Facilitates broad reach and high frequency. The outdoor advertising industry is characterized by broad reach and high frequency, as compared to other forms of advertising media. We believe that national and regional brands are increasing their use of outdoor advertising to maximize the coverage and impact of their advertising campaigns. These advertisers benefit from the branding effect and broad exposure that results from the sustained, repetitive viewing provided by outdoor advertising.

•	Drives sustained mass advertising. Unlike other advertising media, such as television, consumers cannot interrupt or selectively avoid advertisements displayed on outdoor structures.

•	Enables selective targeting. Outdoor advertising enables advertisers, such as restaurants, entertainment facilities, hotels and other roadside operations, to target motorists or pedestrians in close proximity to their businesses.

•	Captures increasingly mobile audiences. Population growth and increasing commute times are key growth drivers for outdoor advertising due to its ability to capture a growing mobile audience base that spends an increasing amount of time out-of-home.

•	Offers low cost platform. Outdoor advertising is a relatively low cost medium, as compared to other forms of advertising media. As a result, outdoor advertising is often used as a complementary marketing platform for companies implementing a multifaceted media plan across various media, including print, broadcasting, the Internet and direct marketing. Also, outdoor advertising is used by local businesses that cannot afford costlier alternatives.
Industry Metrics
      According to OAAA, outdoor advertising grew 10.2% in the second quarter of 2005. Based on industry data compiled by us in conjunction with our efforts to highlight for our customers the value of outdoor advertising relative to other media, we believe that this rate was higher than overall U.S. advertising growth in the second quarter of 2005, outpacing television, radio and publishing. Also, according to a study conducted by two researchers from the Louisiana State University Manship School of Mass Communications, the recall rate for outdoor advertising is greater than that of magazines, network television and cable television. Recall is determined by the ability to name an advertiser without prompting.
      According to OAAA, the top 10 industries using outdoor advertising, based on 2004 year-end outdoor expenditures, were: (1) local services and amusements, (2) media and advertising, (3) public transportation, hotels and resorts, (4) retail, (5) insurance and real estate, (6) financial, (7) automotive dealers and services, (8) restaurants, (9) automotive, auto access and equipment and (10) telecommunications. Also according to OAAA, the top 20 outdoor brands, based on 2004 year-end outdoor expenditures, were: (1) McDonald’s, (2) Warner movies, (3) Miller beers, (4) Verizon long distance, (5) Anheuser-Busch beers, (6) General Motors, (7) Verizon Wireless, (8) Cracker Barrel, (9) Chevrolet, (10) Walt Disney movies, (11) Nissan, (12) Bank of America, (13) Diageo, (14) Toyota, (15) Geico, (16) Coca-Cola, (17) Coors Light, (18) Allstate, (19) Dodge and (20) Dreamworks movies.
Pricing
      Outdoor advertising is a low cost, high impact medium for advertisers. The average cost per thousand impressions, or CPM, of outdoor advertising is approximately one fourth that of newspapers and prime time television and one half that of radio and newsweekly magazines. The average reach of outdoor advertising is approximately twice that of radio and newsweekly magazines, four and a half times that of newspapers and five times that of prime time television. The following table lists the average CPM for advertising media (according to calculations from data in TV Dimensions 2005© Media Dynamics, Inc.) and the number of persons reached for every $1,000 invested in those media in the United States:

		Persons Reached
Advertising Medium	Average CPM	per $1,000 Invested

Outdoor	$5.53	180,832
Radio	9.91	100,908
Newsweekly magazines	11.76	85,034
Newspapers	24.92	40,128
Prime time network television	26.44	37,821
Ratings and Measurement
      Unlike for other forms of advertising media, including radio, television and print, no universally recognized methodology has emerged in the United States or internationally as the industry standard for audience ratings and measurement. A number of independent third parties are in the process of implementing new measurement systems designed to measure the demographics of people who pass U.S. billboards. Nielsen Outdoor has also piloted a new audience measurement methodology in Chicago that is currently being reviewed by the outdoor advertising industry. The Traffic Audit Bureau announced plans to develop its own ratings and measurement system from its traffic counts and demographic data supplied by third-party research companies. One of the goals of these efforts is to measure outdoor advertising using traditional advertising metrics used in other media, including print and broadcasting. Additionally, Arbitron has established an outdoor group to provide research services specialized for outdoor advertising.
      These next-generation ratings services may improve measurements within the industry, which may lead to an increase in outdoor advertising’s market share. The introduction of Postar, an outdoor advertising measurement service launched in the United Kingdom in the early 1990s, partly contributed to an increase in market share for outdoor advertising from 4.8% in 1996 to 6.4% in 2004, according to Zenith Optimedia. Other international markets in which we operate are at various stages of developing similar measurement technologies.
Regulation

Domestic
      The outdoor advertising industry is subject to federal, state and local regulation. For instance, The Highway Beautification Act of 1965 (HBA) regulates outdoor advertising on the 306,000 miles of Federal-Aid Primary, Interstate and National Highway Systems roads within the United States. The HBA regulates the location of billboards, mandates a state compliance program, requires the development of state standards, promotes the expeditious removal of illegal signs and requires just compensation for takings. Size, spacing and lighting of billboards are regulated by state and local municipalities. Periodically, certain state and local governments attempt to force the removal of billboards not governed by the HBA under various amortization theories. When challenged under such a theory, an outdoor advertising company is permitted to “recoup” its investment for a certain period of time, after which the signs in question must be removed. Other important advertising regulations include the Intermodal Surface Transportation Efficiency Act of 1991, the Bonus Act/ Bonus Program, the 1995 Scenic Byways Amendment and various increases or implementations of property taxes, billboard taxes and permit fees. While these regulations set certain limits on the placement or erection of new outdoor advertising displays, they have benefited established companies such as us by creating high barriers to entry and have protected the outdoor advertising industry against an oversupply of inventory.

International
      International regulation of the outdoor advertising industry varies by region and country, but generally limits the size, placement, nature and density of out-of-home displays. The significant international regulations include the Law of December 29, 1979 in France, the Town and Country Planning (Control of Advertisements) Regulations 1992 in the United Kingdom and Règlement Régional Urbain de l’agglomération bruxelloise in Belgium. These laws define issues such as the extent to which advertisements can be erected in rural areas, the hours during which illuminated signs may be lit and whether the consent of local authorities is required to place a sign in certain communities. Other regulations may limit the subject matter and language of out-of-home displays. For instance, the United States and France, among other nations, ban outdoor advertisements for tobacco products.
Competitive Landscape
      The outdoor industry has recently undergone major consolidation, as multiple acquisitions occurred throughout the 1990s. The top 10 U.S. outdoor advertising companies, based on 2004 U.S. revenues, according to OAAA, were: Clear Channel Outdoor Holdings, Viacom Outdoor, Lamar, Regency Outdoor Advertising, Van Wagner, JCDecaux, Adams Outdoor Advertising, Magic Media, Fairway and Reagan National. We believe that our main competitors in the international outdoor advertising industry are JCDecaux, Viacom Outdoor and a number of regional companies.
Digital
      Digital advertising is a small but rapidly growing niche within the outdoor industry. These units, supported by advanced LED, LCD and plasma technologies, offer unique benefits to advertisers. Unlike traditional outdoor advertising, in which advertisers may buy a display for a week or longer, advertisers can buy digital time slots for as short as a specified number of seconds within each minute, with the ability to change their message dynamically and in real time. While digital displays are capable of supporting full motion video, currently most state and local ordinances (excluding specially zoned areas like Times Square in New York City) allow only static messages, or advertising copy without motion, to be presented and changed on the displays.

BUSINESS
Our Company
      Our principal business is to provide our clients with advertising opportunities through billboards, street furniture displays, transit displays and other out-of-home advertising displays that we own or operate in key markets worldwide. As of June 30, 2005, we owned or operated more than 820,000 advertising displays worldwide. For the year ended December 31, 2004, we generated revenues of approximately $2.4 billion, operating income of approximately $243.3 million and operating income before depreciation, amortization and non-cash compensation expense, or OIBDAN, of approximately $631.6 million. Our domestic reporting segment consists of our operations in the United States, Canada and Latin America, with approximately 95% of our 2004 revenues in this segment derived from the United States. Our international reporting segment consists of our operations in Europe, Australia, Asia and Africa, with approximately 52% of our 2004 revenues in this segment derived from France and the United Kingdom. Approximately 89% of our total 2004 operating income excluding corporate expenses was derived from our domestic segment and approximately 11% was derived from our international segment. Approximately 66% of our total 2004 OIBDAN excluding corporate expenses was derived from our domestic segment and approximately 34% was derived from our international segment. See “Prospectus Summary — Summary Historical and Pro Forma Combined Financial Data — Non-GAAP Financial Measure” for an explanation of OIBDAN and a reconciliation of OIBDAN to operating income (loss). Additionally, we own equity interests in various out-of-home advertising companies worldwide, which we account for under the equity method of accounting.
      Billboard displays are bulletin and poster advertising panels of various sizes that generally are mounted on structures we own. These structures typically are located on sites that we either lease or own or for which we have acquired permanent easements. Site lease terms generally range from one month to over 50 years. We believe that many of our billboards are strategically located to offer maximum visual impact to audiences. Larger billboards generally are located along major highways and freeways to target vehicular traffic. Smaller billboards generally are located on city streets to target both vehicular and pedestrian traffic. Our client contracts for billboards generally have terms ranging from one week to one year.
      Street furniture displays, marketed under our global Adsheltm brand, are advertising surfaces on bus shelters, information kiosks, public toilets, freestanding units and other public structures. Generally, we own the street furniture structures and are responsible for their construction and maintenance. Contracts for the right to place our street furniture structures in the public domain and sell advertising space on them are awarded by municipal and transit authorities in competitive bidding processes. Generally, these contracts have terms ranging from 10 to 20 years and involve revenue-sharing arrangements with the authorities, including payments by us of minimum guaranteed amounts. We believe that street furniture is growing in popularity with municipal and transit authorities, especially in international and larger U.S. markets. Our client contracts for street furniture displays typically have terms ranging from one week to one year.
      Transit displays are advertising surfaces on various types of vehicles or within transit systems, including on the interior and exterior sides of buses, trains, trams and taxis and within the common areas of rail stations and airports. Contracts for the right to place our displays on vehicles or within transit systems and sell advertising space on them are awarded by public transit authorities in competitive bidding processes or are negotiated with private transit operators. These contracts typically have terms ranging from three to ten years. Our client contracts for transit displays generally have terms ranging from two weeks to one year.
      We generate revenues worldwide from local, regional and national sales. Advertising rates generally are based on the “gross rating points,” or total number of impressions delivered expressed as a percentage of a market population, of a display or group of displays. The number of “impressions” delivered by a display is measured by the number of people passing the site during a defined period of time and, in some international markets, is weighted to account for such factors as illumination, proximity to other displays and the speed and viewing angle of approaching traffic. For all of our billboards in the United States, we use independent, third-party auditing companies to verify the number of impressions delivered by a display. While price and availability of displays are important competitive factors, we believe that providing quality customer service and establishing strong client relationships are also critical components of sales. For example, one service we provide our smaller clients is access to our creative personnel who can assist the clients in designing advertising copy.
Our History
      In 1997, Clear Channel Communications, which was founded in 1974, acquired Eller Media Company. In 1998, Clear Channel Communications acquired Universal Outdoor, giving Clear Channel Communications an outdoor presence in 33 major U.S. markets with over 88,000 displays. Also in 1998, Clear Channel Communications acquired More Group plc, a European-based company operating in 25 countries. Other significant outdoor acquisitions over the last five years include The Ackerley Group, Spectacolor, Donrey Outdoor, Taxi Tops and France Rail Publicité.
      In addition to this offering, Clear Channel Communications intends to spin off the entire operations of its entertainment division into an independent publicly traded company in which Clear Channel Communications will not hold any ownership interest. This new public company will consist of Clear Channel Communications’ worldwide entertainment operations.
Domestic Products
      Our domestic segment consists of our operations in the United States, Canada and Latin America, with approximately 95% of our 2004 revenues in this segment derived from the United States. Our domestic display inventory consists primarily of billboards, street furniture displays and transit displays, with billboards contributing approximately 75% of our 2004 domestic revenues. The margins on our billboard contracts also tend to be higher than those on contracts for other displays.
      The following table shows the approximate percentage of revenues derived from each category of our domestic advertising inventory:

	Year Ended December 31,

	2004	2003	2002

Billboards:
Bulletins(1)	56%	56%	56%
Posters	19%	20%	21%
Street furniture displays	4%	3%	3%
Transit displays	11%	11%	10%
Other displays(2)	10%	10%	10%

Total	100%	100%	100%

(1)	For our internal reporting purposes, wallscape revenues are combined with bulletin revenues. For a description of wallscapes, see “— Other Domestic Inventory.”

(2)	Includes spectaculars and mall displays.
      In the United States, our displays are located in all of the top 30 U.S. designated market area regions, or DMA® regions (DMA® is a registered trademark of Nielsen Media Research, Inc.), and in 46 of the top 50 DMA® regions, giving our clients the ability to reach a significant portion of the U.S. population. A DMA® region, a term developed by Nielsen Media Research, Inc., is used to designate a geographic area or media market. The significant expenses associated with our domestic operations include (i) direct production and installation expenses, (ii) site lease expenses for land under our displays and (iii) revenue-sharing or minimum guaranteed amounts payable under our street furniture and transit display contracts. Our direct production and installation expenses include costs for printing, transporting and changing the advertising copy displayed on our bulletins, and related labor and vinyl or paper costs. Vinyl and paper costs vary according to the complexity of the advertising copy and the quantity of displays. Our site lease expenses include lease payments for use of the land under our displays, as well as any revenue-sharing arrangements we may have with the landlords. The terms of our domestic site leases typically range from one month to over 50 years, and typically provide for renewal options.

Billboards
      Our domestic billboard inventory primarily includes bulletins and posters.

Bulletins
      Bulletins vary in size, with the most common size being 14 feet high by 48 feet wide. Almost all of the advertising copy displayed on bulletins is computer printed on vinyl and transported to the bulletin where it is secured to the display surface. Because of their greater size and impact, we typically receive our highest rates for bulletins. Bulletins generally are located along major expressways, primary commuting routes and main intersections that are highly visible and heavily trafficked. Our clients may contract for individual bulletins or a network of bulletins, meaning the clients’ advertisements are rotated among bulletins to increase the reach of the campaign. “Reach” is the percent of a target audience exposed to an advertising message at least once during a specified period of time, typically during a period of four weeks. Our client contracts for bulletins generally have terms ranging from one month to one year, or longer.

Posters
      Posters are available in two sizes, 30-sheet and eight-sheet displays. The 30-sheet posters are approximately 11 feet high by 23 feet wide, and the eight-sheet posters are approximately five feet high by 11 feet wide. Advertising copy for posters is printed using silk-screen or lithographic processes to transfer the designs onto paper that is then transported and secured to the poster surfaces. Posters generally are located in commercial areas on primary and secondary routes near point-of-purchase locations, facilitating advertising campaigns with greater demographic targeting than those displayed on bulletins. Our poster rates typically are less than our bulletin rates, and our client contracts for posters generally have terms ranging from four weeks to one year. Two types of posters are premiere panels and squares. Premiere displays are innovative hybrids between bulletins and posters that we developed to provide our clients with an alternative for their targeted marking campaigns. The premiere displays utilize one or more poster panels, but with vinyl advertising stretched over the panels similar to bulletins. Our intent is to combine the creative impact of bulletins with the additional reach and frequency of posters. “Frequency” is the average number of exposures an individual has to an advertising message during a specified period of time. Out-of-home frequency is typically measured over a four-week period.

Street Furniture Displays
      Our street furniture displays, marketed under our global Adsheltm brand, are advertising surfaces on bus shelters, information kiosks, public toilets, freestanding units and other public structures, and primarily are located in major metropolitan cities and along major commuting routes. Generally, we own the street furniture structures and are responsible for their construction and maintenance. Contracts for the right to place our street furniture in the public domain and sell advertising space on them are awarded by municipal and transit authorities in competitive bidding processes governed by local law. Generally, these contracts have terms ranging from 10 to 20 years. As compensation for the right to sell advertising space on our street furniture structures, we pay the municipality or transit authority a fee or revenue share that is either a fixed amount or a percentage of the revenues derived from the street furniture displays. Typically, these revenue sharing arrangements include payments by us of minimum guaranteed amounts. Client contracts for street furniture displays typically have terms ranging from four weeks to one year, or longer, and, similar to billboards, may be for network packages.

Transit Displays
      Our transit displays are advertising surfaces on various types of vehicles or within transit systems, including on the interior and exterior sides of buses, trains, trams and taxis and within the common areas of rail stations and airports. Similar to street furniture, contracts for the right to place our displays on such vehicles or within such transit systems and sell advertising space on them generally are awarded by public transit authorities in competitive bidding processes or are negotiated with private transit operators. These contracts typically have terms of up to five years. Our client contracts for transit displays generally have terms ranging from four weeks to one year, or longer.

Other Domestic Inventory
      The balance of our domestic display inventory consists of spectaculars, mall displays and wallscapes. Spectaculars are customized display structures that often incorporate video, multidimensional lettering and figures, mechanical devices and moving parts and other embellishments to create special effects. The majority of our spectaculars are located in Dundas Square in Toronto, Times Square and Penn Plaza in New York City, Fashion Show in Las Vegas, Sunset Strip in Los Angeles and across from the Target Center in Minneapolis. Client contracts for spectaculars typically have terms of one year or longer. We also own displays located within the common areas of malls on which our clients run advertising campaigns for periods ranging from four weeks to one year. Contracts with mall operators grant us the exclusive right to place our displays within the common areas and sell advertising on those displays. Domestically, our contracts with mall operators generally have terms ranging from five to ten years. Client contracts for mall displays typically have terms ranging from six to eight weeks. A wallscape is a display that drapes over or is suspended from the sides of buildings or other structures. Generally, wallscapes are located in high-profile areas where other types of outdoor advertising displays are limited or unavailable. Clients typically contract for individual wallscapes for extended terms. Domestically, our inventory includes other small displays that are not counted as separate displays in this prospectus since their contribution to our revenues is not material.
International Products
      Our international segment consists of our advertising operations in Europe, Australia, Asia and Africa, with approximately 52% of our 2004 revenues in this segment derived from France and the United Kingdom. Our international display inventory consists primarily of billboards, street furniture displays and transit displays in approximately 50 countries worldwide, with billboards and street furniture displays collectively contributing approximately 77% of our 2004 international revenues.
      The following table shows the approximate percentage of revenues derived from each category of our international advertising inventory:

	Year Ended December 31,

	2004	2003	2002

Billboards	46%	47%	50%
Street furniture displays	31%	33%	30%
Transit displays(1)	10%	10%	10%
Other displays(2)	13%	10%	10%

Total	100%	100%	100%

(1)	Includes small displays.

(2)	Includes spectaculars, mall displays and other small displays.
      The majority of our international clients are advertisers targeting national audiences whose business is placed with us through advertising agencies and outdoor buying services. The significant expenses associated with our international operations include (i) revenue-sharing or minimum guaranteed amounts payable under our billboard, street furniture and transit display contracts, (ii) site lease expenses and (iii) cleaning and maintenance expenses related to our street furniture. These expenses consist of costs similar to those associated with our domestic operations. Internationally, the terms of our site leases typically range from three to ten years, but may vary across our networks. Because revenue-sharing and minimum guaranteed payment arrangements are more prevalent in our international operations, the margins in our international operations typically are less than the margins in our domestic operations.

Billboards
      The size of our international billboards is not standardized. The billboards vary in both format and size across our networks, with the majority of our international billboards being similar in size to our domestic posters (30-sheet and eight-sheet displays). Our international billboards are sold to clients as network packages with contract terms typically ranging from one to two weeks. Long-term client contracts are also available and typically have terms of up to one year. We lease the majority of our international billboard sites from private landowners.

Street Furniture Displays
      Our international street furniture displays are substantially similar to their domestic counterparts, and include bus shelters, freestanding units, public toilets, various types of kiosks and benches. Internationally, contracts with municipal and transit authorities for the right to place our street furniture in the public domain and sell advertising on them typically range from 10 to 15 years. The major difference between our international and domestic street furniture businesses is in the nature of the municipal contracts. In the international segment, these contracts typically require us to provide the municipality with a broader range of urban amenities such as public wastebaskets and lampposts, as well as space for the municipality to display maps or other public information. In exchange for providing such urban amenities and display space, we are authorized to sell advertising space on certain sections of the structures we erect in the public domain. Client contracts for street furniture displays typically have terms ranging from one to two weeks, but are available for up to one year, and may be for network packages.

Transit Displays
      Our international transit display contracts are substantially similar to their domestic counterparts, and typically require us to make only a minimal initial investment and few ongoing maintenance expenditures. Contracts with public transit authorities or private transit operators typically have terms ranging from three to seven years. Our client contracts for transit displays generally have terms ranging from two weeks to one year, or longer.

Other International Inventory
      The balance of our international display inventory consists primarily of spectaculars and mall displays. DEFI, our international neon subsidiary, is a leading global provider of spectaculars with approximately 300 spectacular displays in 30 countries worldwide. Client contracts for international spectaculars typically have terms ranging from five to ten years. Internationally, our contracts with mall operators generally have terms ranging from five to ten years and client contracts for mall displays generally have terms ranging from one to two weeks, but are available for up to six months. Our international inventory includes other small displays that are counted as separate displays in this prospectus since they form a substantial part of our network and international revenues.
Marketing Resources
      We have several online tools and resources to help us sell our inventory. Our online rate card is a web-based application that allows users to view all of our markets and products for rates and gross rating point allotments. We also have an online inventory search that is designed to provide users access to photos and maps of all our U.S. bulletins, wallscapes, premiere squares and spectaculars. Our internal web-

based system, FastPitchtm, delivers real-time rate and availability data for each of our U.S. markets, and our account executives use that data to create multi- or single-market advertising programs without having to contact individual markets for this data. FastPitchtm also contains maps, product sheets, market information, shipping information and product specifications. Inventory availability is updated daily directly from each market’s scheduling system.
      Additionally, our account executives use several research products to help sell our inventory. Our account executives assist advertisers in structuring advertising campaigns using computer databases and mapping software to analyze target audiences and consumer products and services. By examining demographic profiles, socioeconomic information and consumer buying power, our research allows us to create smart, effective purchases for our advertisers.
Production

Domestic
      In a majority of our markets, our local production staff performs the full range of activities required to create and install advertising copy. Production work includes creating the advertising copy design and layout, coordinating its printing and installing the copy on displays. We provide creative services to smaller advertisers and to advertisers that are not represented by advertising agencies. National advertisers often use preprinted designs that require only installation. Our creative and production personnel typically develop new designs or adopt copy from other media for use on our inventory. Our creative staff also can assist in the development of marketing presentations, demonstrations and strategies to attract new clients.

International
      The majority of our international clients are advertisers targeting national audiences whose business generally is placed with us through advertising agencies. These agencies often provide our international clients creative services to design and produce both the advertising copy and the physical printed advertisement. Advertising copy, both paper and vinyl, is shipped to centralized warehouses operated by us. The copy is then sorted and delivered to sites where it is installed on our displays.
Client Categories
      In 2004, the top five client categories in our domestic segment, based on domestic revenues derived from these categories, were entertainment and amusements, business and consumer services, automotive, retail and insurance and real estate. In 2004, the top five client categories in our international segment, based on international revenues derived from those categories, were automotive, food and drink, media and entertainment, retail and telecommunications.
Our Markets
      Approximately 95% of our 2004 domestic revenues were derived from the United States and approximately 52% of our 2004 international revenues were derived from France and the United Kingdom. The following table sets forth certain information regarding displays that we own or operate in domestic and international markets worldwide. As of June 30, 2005, we owned or operated approximately 164,000 domestic displays and approximately 655,000 international displays. Our domestic markets are listed in order of their DMA® region ranking and our international markets are listed in descending order according to revenues contribution.

Our Domestic Displays

DMA®		Billboards		Street
Region				Furniture	Transit		Other		Total
Rank	Domestic Markets	Bulletins(1)	Posters	Displays	Displays		Displays(2)		Displays

	United States
1	New York, NY	•	•	•	•		•		17,998
2	Los Angeles, CA	•	•	•	•		•		11,809
3	Chicago, IL	•	•		•	(3)	•		11,682
4	Philadelphia, PA	•	•	•	•		•		6,454
5	San Francisco-Oakland-San Jose, CA	•	•	•	•		•		6,681
6	Boston, MA (Manchester, NH)	•	•		•		•		6,920
7	Dallas-Ft. Worth, TX	•	•		•		•		6,897
8	Washington, DC (Hagerstown, MD)	•	•	•	•		•		3,206
9	Atlanta, GA	•	•		•		•		3,317
10	Houston, TX	•	•		•	(3)	•		4,937
11	Detroit, MI				•		•		542
12	Seattle-Tacoma, WA	•	•		•		•		3,319
13	Minneapolis-St. Paul, MN	•	•		•		•		1,962
14	Phoenix (Prescott), AZ	•		•	•		•	(3)	1,457
15	Miami-Ft. Lauderdale, FL	•	•	•	•		•	(3)	3,708
16	Tampa-St. Petersburg (Sarasota), FL	•	•	•					1,969
17	Cleveland-Akron (Canton), OH	•	•		•		•		2,455
18	Sacramento-Stockton-Modesto, CA	•	•	•			•		956
19	Denver, CO				•		•		709
20	Orlando-Daytona Beach-Melbourne, FL	•	•		•		•		3,464
21	St. Louis, MO				•		•		237
22	Pittsburgh, PA			•	•	(3)	•		518
23	San Diego, CA	•	•		•		•	(3)	1,334
24	Portland, OR	•	•				•		1,296
25	Baltimore, MD	•	•				•	(3)	2,444
26	Indianapolis, IN	•	•		•				1,981
27	Hartford-New Haven, CT						•		6
28	Charlotte, NC						•		12
29	Raleigh-Durham (Fayetteville), NC						•		11
30	Nashville, TN						•		21
31	Salt Lake City, UT				•		•		124
32	Kansas City, KS/ MO				•	(3)			—
33	Milwaukee, WI	•	•	•					1,702
34	Cincinnati, OH						•		8
35	Columbus, OH	•	•				•		1,404
37	San Antonio, TX	•	•		•	(3)	•	(3)	2,992
39	Norfolk-Portsmouth-Newport News, VA						•		11
40	West Palm Beach-Ft. Pierce, FL	•	•						370
42	New Orleans, LA				•		•		2,781
43	Memphis, TN	•	•	•	•				2,217
44	Harrisburg-Lancaster-Lebanon-York, PA						•		36
45	Albuquerque-Santa Fe, NM	•	•						1,096
47	Oklahoma City, OK						•		12
48	Buffalo, NY				•				240
49	Fresno-Visalia, CA						•		10
50	Las Vegas, NV	•	•		•		•	(3)	11,623
52	Louisville, KY						•		16
53	Jacksonville, FL	•	•						868
54	Wilkes Barre-Scranton, PA						•		39
55	Austin, TX				•	(3)	•		16
56	Hudson Valley, NY	•	•						376
57	Richmond-Petersburg, VA						•		12
62	Knoxville, TN						•		13
63	Charleston-Huntington, WV						•		9
67	Wichita-Hutchinson, KS	•	•						663
72	Tucson (Sierra Vista), AZ	•	•						1,552
73	Des Moines-Ames, IA	•	•				•	(3)	659
87	Chattanooga, TN	•	•				•		1,568
89	Northpark, MS						•	(3)	6
91	Cedar Rapids-Waterloo-Iowa City-Dubuque, IA						•		12
93	El Paso, TX (Las Cruces, NM)	•	•						1,277
94	Colorado Springs-Pueblo, CO						•		7
97	Johnstown-Altoona, PA						•		20
101	Youngstown, OH						•		8
104	Monterey-Salinas, CA						•		40
107	Ft. Smith-Fayetteville-Springdale-Rogers, AR	•	•				•		914
113	Reno, NV	•	•				•		571
114	Tallahassee, FL-Thomasville, GA						•		9

DMA®		Billboards		Street
Region				Furniture	Transit		Other		Total
Rank	Domestic Markets	Bulletins(1)	Posters	Displays	Displays		Displays(2)		Displays

115	Augusta, GA						•	(3)	—
117	Sioux Falls (Mitchell), SD						•		19
142	Sioux City, IA						•		8
145	Lubbock, TX						•		16
148	Palm Springs, CA						•		12
150	Salisbury, MD	•	•		•	(3)	•		1,254
163	Ocala-Gainesville, FL	•	•						1,324
171	Billings, MT						•		8
176	Rapid City, SD						•		10
189	Great Falls, MT						•		14
190	Grand Junction-Aspen-Montrose, CO				•		•		52
n/a	Newport, RI				•				25
n/a	Wilmington, DE				•	(3)	•	(3)	—
	Domestic Non-U.S.
n/a	Brazil	•	•	•	•				8,224
n/a	Canada	•		•	•		•		2,735
n/a	Chile	•	•						1,270
n/a	Mexico			•			•		4,776
n/a	Peru	•	•	•	•		•		2,592

Total Domestic Displays									163,922

(1)	Includes wallscapes.

(2)	Includes spectaculars and mall displays.

(3)	We have access to additional displays through arrangements with local advertising and other companies.
Our International Displays

		Street
		Furniture	Transit	Other	Total
International Markets	Billboards	Displays	Displays(1)	Displays(2)	Displays

France	•	•	•	•	168,145
United Kingdom	•	•	•	•	92,916
Italy	•	•	•	•	50,142
Spain	•	•	•	•	35,126
Sweden	•	•	•	•	102,032
Switzerland	•		•	•	16,549
Belgium	•	•	•	•	22,363
Australia		•	•		12,750
Norway	•	•	•		20,816
Denmark	•	•	•	•	28,835
Ireland	•	•			5,951
Russia	•		•	•	4,898
Greece			•	•	1,188
Finland	•	•	•	•	44,583
Poland	•	•	•	•	13,607
Singapore		•	•		10,578
Holland	•	•	•		2,740
Turkey	•	•	•	•	5,075
New Zealand		•	•		2,960
Baltic States	•		•		12,960
Portugal				•	18
India	•	•	•		400
Germany				•	25
Hungary				•	25
Czech Republic				•	5
Austria				•	4
Ukraine				•	2
Dubai				•	1

Total International Displays					654,694

(1)	Includes small displays.

(2)	Includes spectaculars, mall displays and other small displays.

Equity Investments
      In addition to the more than 820,000 displays we owned and operated worldwide as of June 30, 2005, we have made equity investments in various out-of-home advertising companies that operate in the following markets:

					Street
		Equity			Furniture	Transit	Other
Market	Company	Investment(1)		Billboards	Displays	Displays	Displays(2)

Outdoor Advertising Companies
China	Clear Media Limited	49.9	%(3)		•	•
South Africa(4)	Clear Channel Independent	50.0%		•	•	•
Italy	Alessi	35.0%		•	•	•
Italy	AD Moving SpA	17.5%		•		•
Hong Kong	Buspak	50.0%		•		•
Thailand	Master & More	32.5%		•
Korea	Ad Sky Korea	30.0%				•
Belgium	MTB	49.0%				•
Belgium	Streep	25.0%				•
Denmark	City Reklame	45.0%					•
Other Media Companies
Norway	CAPA	50.0%
Holland	Kamasutra	49.0%

(1)	As of June 30, 2005.

(2)	Includes spectaculars, mall displays and other small displays.

(3)	In July 2005 Clear Media Limited became a consolidated subsidiary when we increased our ownership interest from approximately 49.9% to approximately 50.1%. As a result, in the third quarter of 2005, Clear Media’s cash flow from operations was $ , which represented % of our total cash flow from international operations, although we received only approximately 50% of that cash flow over that period.

(4)	Clear Channel Independent is headquartered and has the majority of its operations in South Africa, but also operates in other African countries such as Angola, Botswana, Lesotho, Malawi, Mauritius, Mozambique, Namibia, Swaziland, Tanzania, Uganda and Zambia.
Construction and Operation

Domestic
      We typically own the physical structures on which our clients’ advertising copy is displayed. We build some of the structures at our billboard fabrication business in Illinois and erect them on sites we either lease or own or for which we have acquired permanent easements. The site lease terms are typically 10 to 20 years and often contain renewal provisions with rental payments escalating pursuant to various formulas. In addition to the site lease, we must obtain a permit to build the sign. Permits are typically issued in perpetuity by the state or local government and typically are transferable or renewable for a minimal, or no, fee. Bulletin and poster advertising copy is either printed with computer generated graphics on a single sheet of vinyl or placed on lithographed or silk-screened paper sheets supplied by the advertiser. These advertisements are then transported to the site and in the case of vinyl wrapped around the face, and in the case of paper pasted and applied like wallpaper. The operational process also includes conducting visual inspections of the inventory for display defects and taking the necessary corrective action within a reasonable period of time.

International
      The international manufacturing process largely consists of two elements: the manufacture and installation of advertising structures and the weekly preparation of advertising posters for distribution throughout our networks. Generally, we outsource the manufacturing of advertising structures to third parties and regularly seek competitive bids. We use a wide range of suppliers, located in each of our markets, none of whom represents more than 10% of our manufacturing budget in any one year. The design of street furniture structures (such as bus shelters, bicycle racks, kiosks and public toilets) is typically done in conjunction with a third-party design or architecture firm. These street furniture designs then form the basis of a competitive bidding process to select a manufacturer. Our street furniture sites are posted by our own employees or subcontractors who also clean and maintain the sites. The decision to use our own employees or subcontractors is made on a market-by-market basis taking into consideration the mix of products in the market and local labor costs.
Our Competitive Strengths
      We believe our key competitive strengths are as follows:

Leading positions in key markets
      We believe that our presence in key markets gives our clients the ability to reach a global audience through one advertising provider. As of June 30, 2005, we owned or operated more than 820,000 advertising displays worldwide. Our displays are located in all of the top 30 U.S. designated market area regions, or DMA® regions, and in 46 of the top 50 DMA® regions, giving our clients the ability to reach a significant portion of the U.S. population. In addition, as of June 30, 2005, we owned or operated displays in approximately 50 countries in North and South America, Europe, Australia, Asia and Africa, providing us with a global market presence.

Diversified and global client base
      We have long-standing relationships with a diversified group of local, regional and national advertising brands and agencies in the United States and worldwide. In 2004, the top five client categories in our domestic segment, based on domestic revenues derived from these categories, were entertainment and amusements, business and consumer services, automotive, retail, and insurance and real estate. In 2004, the top five client categories in our international segment, based on international revenues derived from those categories, were automotive, food and drink, media and entertainment, retail and telecommunications. No single advertiser accounted for more than 2% of our 2004 domestic or international revenues.

Business model with significant financial flexibility
      We have historically generated high levels of cash flow from operations due to consistent revenue growth with disciplined control of operating expenditures. Our cash flow from operations was approximately $492.5 million in 2004, $433.5 million in 2003 and $320.2 million in 2002. Operating cash flow through the first six months of 2005 was $167.3 million and through the first six months of 2004 was $200.0 million. Total revenue increased at a 9.1% compounded annual rate from 2000 to 2004. We believe that these high levels of cash flow from operations provide us with strategic and financial flexibility and, together with our ability to use our publicly traded common stock as acquisition currency, will position us to opportunistically pursue attractive acquisitions and investments.

Positioned to capitalize on new technologies
      We believe that we are well-positioned to take advantage of significant technological advances and the corresponding improvements in advertisers’ abilities to present engaging campaigns to their target audiences. In particular, we believe that we are prepared to capitalize on the growing trend of digital outdoor displays. We have a dedicated team tasked with determining the most effective deployment of networked digital sign technologies to enhance the revenue-generating capacity of our assets in existing and new markets worldwide. In July 2005, we launched our first networked digital trial on select bulletins in Cleveland, Ohio and plan to launch similar pilots in other U.S. and international markets. Of the seven billboards that we converted from a standard to digital format in Cleveland, we have experienced significant increases in revenues from those displays. We are evaluating the additional capital improvement costs relative to the increased revenue and the regulatory issues surrounding possible future conversions. We anticipate that these trials will provide us with significant experience in shaping our long-term digital strategy.

Experienced senior management team
      Our senior management team is led by Mark P. Mays, Paul J. Meyer and Randall T. Mays, each of whom has extensive experience in the outdoor advertising industry. The experience of our senior management team extends internationally with regionally based teams that oversee our respective international markets.

Positioned to capitalize on emerging international opportunities
      We believe that our financial strength and flexibility, our existing presence in key markets worldwide and our experienced senior management team position us well to capitalize on emerging international opportunities. Accordingly, we have engaged in acquisitions and investment opportunities in the global out-of-home advertising industry. For instance, in July 2005, we made an additional equity investment in Clear Media Limited, one of the largest outdoor advertising companies in China, that gave us a majority ownership interest in the company.
Our Strategy
      Our fundamental goal is to increase stockholder value by maximizing our cash flow from operations worldwide. Accomplishing this goal requires the successful implementation of the following strategies:

Capitalize on global network and diversified product mix
      We seek to capitalize on our global network and diversified product mix to maximize revenues and increase profits. We can increase our operating margins by spreading our fixed investment costs over our broad asset base. In addition, by sharing best practices both domestically and internationally, we can quickly and effectively replicate our successes throughout the markets in which we operate. We believe that our diversified product mix and long-standing presence in many of our existing markets provide us with the platform necessary to launch new products and test new initiatives in a reliable and cost-effective manner.

Highlight the value of outdoor advertising relative to other media
      We seek to enhance revenue opportunities by focusing on specific initiatives that highlight the value of outdoor advertising relative to other media. We have made significant investments in research tools that enable our clients to better understand how our displays can successfully reach their target audiences and promote their advertising campaigns. Also, we are working closely with clients, advertising agencies and other diversified media companies to develop more sophisticated systems that will provide improved demographic measurements of outdoor advertising. We believe that these measurement systems will further enhance the attractiveness of outdoor advertising for both existing clients and new advertisers.

Continue to focus on achieving operating efficiencies
      We continue to focus on achieving operating efficiencies throughout our global network. For example, in most of our U.S. markets, we have been transitioning our compensation programs in our operations departments from hourly-wage scales to productivity-based programs. We have decreased operating costs and capital needs by introducing energy-saving lighting systems and innovative processes for changing advertising copy on our displays. Additionally, in certain heavy storm areas we continue to convert large format billboards to sectionless panels that face less wind resistance, reducing our weather-related losses in such areas.

Promote customer service
      We believe that customer service is critical, and we have made significant commitments to provide innovative services to our clients. For example, we provide our U.S. clients with online access to information about our inventory, including pictures, locations and other pertinent display data that is helpful in their buying decisions. Additionally, in the United States we recently introduced a service guaranty in which we have committed to specific monitoring and reporting services to provide greater accountability and enhance customer satisfaction. We also introduced a proprietary online proof-of-performance system that is an additional tool our clients may use to measure our accountability. This system provides our clients with information about the dates on which their advertising copy is installed or removed from any display in their advertising program.

Pursue attractive acquisitions and other investments worldwide
      Through acquisitions and investments, we intend to strengthen our presence in existing markets and selectively enter into new markets where the returns and growth potential of such expansion are consistent with our fundamental goal of increasing stockholder value. In particular, in recent years we have steadily added to our presence in Europe, Asia and Latin America. All three regions continue to offer additional growth opportunities.

Pursue new cost-effective technologies
      Advances in electronic displays, including flat screens, LCDs and LEDs, as well as corresponding reductions in costs, allow us to provide these technologies as alternatives to traditional methods of displaying our clients’ advertisements. These electronic displays may be linked through centralized computer systems to instantaneously and simultaneously change static advertisements on a large number of displays. We believe that these capabilities will allow us to transition from selling space on a display to a single advertiser to selling time on that display to multiple advertisers. We believe this transition will create new advertising opportunities for our existing clients and will attract new advertisers, such as certain retailers that desire to change advertisements frequently and on short notice. For example, these technologies will allow retailers to promote weekend sales with the flexibility during the sales to make multiple changes to the advertised products and prices.

Maintain an entrepreneurial culture
      We maintain an entrepreneurial and customer-oriented culture by empowering local market managers to operate their businesses as separate profit centers, subject to centralized oversight. A portion of our managers’ compensation is dependent upon the financial success of their individual business units. This culture motivates local market managers to maximize our cash flow from operations by providing high-quality service to our clients and seeking innovative ways to deploy capital to further grow their businesses. Our managers also have full access to our extensive centralized resources, including sales training, research tools, shared best practices, global procurement and financial and legal support.
Employees
      As of June 30, 2005, we had approximately 2,700 domestic employees and approximately 4,500 international employees, of which approximately 100 were employed in corporate activities. As of August 3, 2005, 246 of our employees are subject to collective bargaining agreements. We believe that our relationship with our employees is good.
Properties and Facilities
      Our worldwide corporate headquarters are in San Antonio, Texas. The headquarters of our domestic advertising operations are in Phoenix, Arizona, and the headquarters of our international operations are in London, England. The types of properties required to support each of our advertising branches include offices, production facilities and structure sites. A branch and production facility is generally located in an industrial or warehouse district.
      We own or have acquired permanent easements for relatively few parcels of real property that serve as the sites for our outdoor displays. Our remaining outdoor display sites are leased. Our leases are for varying terms ranging from month-to-month to year-to-year and can be for terms of 10 years or longer, and many provide for renewal options. There is no significant concentration of displays under any one lease or subject to negotiation with any one landlord. We believe that an important part of our management activity is to negotiate suitable lease renewals and extensions.
Legal Proceedings
      From time to time, we are involved in legal proceedings arising in the ordinary course of business. Under our agreements with Clear Channel Communications, we have assumed and will indemnify Clear Channel Communications for liabilities related to our business. Other than as described below, we do not believe there is any litigation pending that would have, individually or in the aggregate, a material adverse effect on our financial position, results of operations or cash flow.
      We are the defendant in a lawsuit filed October 20, 1998 by Jorge Luis Cabrera, Sr., and Martha Serrano, as personal representatives of the Estate of Jorge Luis Cabrera, Jr., in the 11th Judicial Circuit in and for Miami-Dade County, Florida. The plaintiff alleged that we negligently constructed, installed or maintained the electrical system in a bus shelter, which resulted in the death of Jorge Luis Cabrera, Jr. Martha Serrano settled her claims with us. On June 24, 2005, the jury rendered a verdict in favor of the plaintiff, and awarded the plaintiff $4.1 million in actual damages and $61.0 million in punitive damages. We have filed a motion to have the punitive damages award reduced. If our motion to reduce the punitive damages award is unsuccessful, we intend to vigorously seek to overturn or nullify the adverse verdict and damage award including, if necessary, pursuing appropriate appeals. We have insurance coverage for up to approximately $50 million in damages for this matter.

MANAGEMENT
Executive Officers, Directors, and Significant Employees
      Set forth below are the names and ages and current positions of our executive officers, current and proposed directors and significant employees. Immediately prior to this offering, we expect to appoint Martha McCombs Shields, Dale W. Tremblay and William D. Parker as additional directors to our board of directors. See “— Composition of the Board of Directors After This Offering” below.

Name	Age	Position	Term as Director

L. Lowry Mays	70	Director	Expires 2007
William D. Parker	43	Director	Expires 2007
Marsha McCombs Shields	51	Director	Expires 2009
Dale W. Tremblay	47	Director	Expires 2008
Mark P. Mays	42	Chief Executive Officer and Director	Expires 2009
Randall T. Mays	40	Executive Vice President, Chief Financial Officer and Director	Expires 2008
Paul J. Meyer	62	President and Chief Operating Officer
Jonathan D. Bevan	34	Chief Operating Officer — International
Augusto Claux	58	Regional President — Latin America
Michael R. Deeds	63	Executive Vice President — Domestic Operations
Bo Rickard Hedlund	40	Chief Executive Officer — Northern Europe
Michael F. Hudes	44	Global Director — Digital Media
Eugene P. Leehan	43	Regional President — Western United States
Timothy J. Maunder	47	Chief Financial Officer — International
Coline L. McConville	41	Chief Executive Officer — Europe
Franklin G. Sisson, Jr.	53	Global Director — Sales and Marketing
Timothy C. Stauning	49	Regional President — Eastern United States
Kurt A. Tingey	40	Executive Vice President — Domestic Chief Financial Officer
Laura C. Toncheff	37	Executive Vice President — Domestic Real Estate, Public Affairs and Legal
      L. Lowry Mays has served as a member of our board of directors since April 1997. Mr. Mays is Chairman of the board of directors of Clear Channel Communications, and prior to October 2004 he was the company’s Chief Executive Officer. Mr. Mays has been a member of Clear Channel Communications’ board of directors since its inception and has served on the board of directors of CCE Spinco, Inc. since August 2005. Mr. Mays is the father of Mark P. Mays and Randall T. Mays, both of whom are members of our board of directors and executive officers of us.
      William D. Parker has served as Chairman and Chief Executive Officer of America West Holdings Corporation and America West Airlines since September 2001. Since May 2000, Mr. Parker has served as President of America West Airlines. He assumed the position of Chief Operating Officer of America West Airlines in December 2000 in addition to his role as President of the company. From 1999 to 2000, Mr. Parker served as Executive Vice President, Corporate Group of America West Airlines.

      Marsha McCombs Shields has served as a director of Primera Insurance since March 1989. Since June 2002, Ms. McCombs has served as the President of the McCombs Foundation and as Dealer Principal for McCombs Automotive. She has served as Manager of McCombs Family Ltd. since January 2000.
      Dale W. Tremblay has served as President and Chief Executive Officer of C.H. Guenther & Son, Inc., a food marketing and manufacturing company, since July 2001. Prior to that, from May 1998 to July 2001, Mr. Tremblay served as the Executive Vice President and Chief Operating Officer of C.H. Guenther & Son, Inc. Mr. Tremblay was a Financial Analyst for R.R. Donnelley & Sons from June 1980 to May 1982. He currently serves on the Advisory Board for the Michigan State University Financial Analysis Lab.
      Mark P. Mays has served as our Chief Executive Officer since August 2005 and Director since April 1997. Mr. Mays has served as Chief Executive Officer and President of Clear Channel Communications since October 2004. Prior thereto, he served as the interim Chief Executive Officer and President and Chief Operating Officer of Clear Channel Communications from May 2004 to October 2004 and as the President and Chief Operating Officer of Clear Channel Communications for the remainder of the relevant five-year period. Mr. Mays has served on the board of directors of Clear Channel Communications since May 1998, and has served on the board of CCE Spinco, Inc. since August 2005. Mr. Mays is the son of L. Lowry Mays, Clear Channel Communications’ Chairman and one of our board members, and is the brother of Randall T. Mays, our Executive Vice President and Chief Financial Officer and one of our board members.
      Randall T. Mays has served as our Executive Vice President, Chief Financial Officer since August 2005 and Director since April 1997. Mr. Mays has served as Chairman of the board of directors of CCE Spinco, Inc. since August 2005. He also has served as the Executive Vice President and Chief Financial Officer of Clear Channel Communications since 1996. He has served on the board of directors of Clear Channel Communications since April 1999. Mr. Mays is the son of L. Lowry Mays, Clear Channel Communications’ Chairman and one of our board members, and is the brother of Mark P. Mays, our Chief Executive Officer and one of our board members.
      Paul J. Meyer has served as our President and Chief Operating Officer since April 2005. Prior thereto, he served as President and Chief Executive Officer of our domestic segment from January 2002 to April 2005 and President/Chief Operating Officer of our domestic segment from March 1999 to December 2001. Mr. Meyer has also served as Vice President of Clear Channel Communications since March 1999.
      Jonathan D. Bevan has served as our Chief Operating Officer — International since December 2004. Mr. Bevan served as Senior Vice President/ Operations of our international segment from September 2002 to December 2004 and, prior thereto, as Director of Finance for the remainder of the relevant five-year period.
      Augusto Claux has served as our Regional President — Latin America since 1999.
      Michael R. Deeds has served as our Executive Vice President — Domestic Operations since 1999 and has been employed with us for 38 years.
      Bo Rickard Hedlund has served as the Chief Executive Officer — Northern Europe of our international segment since April 1, 2005. Prior thereto, Mr. Hedlund served as Executive Vice President — Nordic Region from October 2001 to March 2005 and Regional Director for all of our business units in Sweden, Norway, Denmark, Finland. From November 1997 to September 2001, Mr. Hedlund served as General Manager — Sweden. From 2003, Mr. Hedlund was responsible for our Baltics and Russia regions and was also responsible for our Dutch business unit and Clear Channel Hillenaar from 2004.
      Michael F. Hudes has served as our Global Director — Digital Media (previously Executive Vice President/ Corporate Development) since August 2005. Prior thereto, he served as our Executive Vice

President/ Corporate Development since March 2004. From April 2002 to February 2004, he also served as President, Chief Operating Officer and a Director of AdSpace Networks, Inc., a digital media network builder. Prior thereto, Mr. Hudes was President, Chief Operating Officer and a Director of Organic, Inc., an internet professional services company from November 1995 to September 2001.
      Eugene P. Leehan has served as our Regional President — Western United States since January 2003. Prior thereto, Mr. Leehan has worked for us or our predecessor companies in various capacities since February 1986.
      Timothy J. Maunder has served as our Chief Financial Officer — International since 1998. Since 2001, Mr. Maunder has also served as an Alternate Director for Clear Media Limited, our Chinese subsidiary. Additionally, he also has served as a Non-Executive Director for Cityspace Limited since 2001.
      Coline L. McConville has served as Chief Executive Officer — Europe of our international segment since January 2003. Prior thereto, she served as Chief Operating Officer for our international segment for the remainder of the relevant five-year period.
      Franklin G. Sisson, Jr. has served as our Global Director — Sales and Marketing since August 2005. Prior thereto, he served as Executive Vice President Sales and Marketing of the domestic segment since January 2001 and as President/ General Manager Orlando Division from August 1998 to December 2000.
      Timothy C. Stauning has served as our Regional President — Eastern United States since August 2004. Prior thereto, Mr. Stauning served as President of our New York Branch since August 1998.
      Kurt A. Tingey has served as our Executive Vice President and Domestic Chief Financial Officer since January 1, 2000. From March 1999 to January 2000, Mr. Tingey served as our Senior Vice President — Business Development.
      Laura C. Toncheff has served as our Executive Vice President — Domestic Real Estate, Public Affairs and Legal since January 2003. Prior thereto, Ms. Toncheff served as the Executive Vice President and General Counsel for our domestic operations from January 2000, and prior thereto she served as Senior Vice President.
Composition of the Board of Directors After This Offering
      Prior to the completion of this offering, we intend to restructure our board of directors. Our board of directors consists of three directors. We intend to appoint           additional directors, subject to the completion of this offering, each of whom has consented to so serve. We anticipate that William D. Parker, Marsha McCombs Shields and Dale W. Tremblay will be independent as determined by our board of directors under the applicable securities law requirements and listing standards. For so long as Clear Channel Communications is the owner of such number of shares representing more than 50% of the total voting power of our common stock, it will have the ability to direct the election of all the members of our board of directors, the composition of our board committees and the size of the board. See “Description of Capital Stock.”
      Concurrent with the completion of the offering, our directors will be divided into three classes serving staggered three-year terms. At each annual meeting of our stockholders, directors will be elected to succeed the class of directors whose terms have expired. Class I directors’ terms will expire at the 2007 annual meeting of our stockholders, Class II directors’ terms will expire at the 2008 annual meeting of our stockholders and Class III directors’ terms will expire at the 2009 annual meeting of our stockholders. L. Lowry Mays and William D. Parker initially will be our Class I directors, Randall T. Mays and Dale W. Tremblay initially will be our Class II directors and Mark P. Mays and Marsha McCombs Shields initially will be our Class III directors. Our classified board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our board. Generally, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

      We intend to avail ourselves of certain of the “controlled company” exemptions of the New York Stock Exchange corporate governance standards which free us from the obligation to comply with certain NYSE corporate governance requirements that would otherwise require (i) that the majority of the board of directors consists of independent directors, (ii) that we have a nominating and governance committee and that it be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (iii) that we have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iv) an annual performance evaluation of the compensation committee. See “Risk Factors — Risks Related to Our Relationship with Clear Channel Communications” and “Arrangements Between Clear Channel Communications and Us.”
Committees of the Board of Directors After This Offering
      The standing committees of our board of directors will be an audit committee and compensation committee, each of which is described below.

Audit Committee
      The three independent (as defined in the NYSE listing standards) audit committee members will be                     , who will serve as the chairman,                     and                     . We anticipate that                     will be designated by our board of directors as the audit committee financial expert (as defined in the applicable regulations of the SEC). The audit committee will operate under a written charter adopted by the board of directors which reflects standards set forth in SEC regulations and NYSE rules. The composition and responsibilities of the audit committee and the attributes of its members, as reflected in the charter, are intended to be in accordance with applicable requirements for corporate audit committees. The charter will be reviewed, and amended if necessary, on an annual basis. The full text of the audit committee’s charter can be found on our website at www.clearchanneloutdoor.com or may be obtained upon request from our Secretary.
      As set forth in more detail in the charter, the audit committee’s purpose is to assist the board of directors in its general oversight of Clear Channel Outdoor’s financial reporting, internal control and audit functions. Clear Channel Communications’ internal audit department will document, test and evaluate our internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The responsibilities of the audit committee will include:

•	recommending the hiring or termination of independent auditors and approving any non-audit work performed by such auditor;

•	approving the overall scope of the audit;

•	assisting our board of directors in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function, and our compliance with legal and regulatory requirements;

•	annually reviewing our independent auditors’ report describing the auditing firms’ internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with our management and the independent auditor;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, periodically, with management, internal auditors and the independent auditor;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter;

•	reviewing with management any legal matters that may have a material impact on us; and

•	reporting regularly to our full board of directors.

Compensation Committee
      The compensation committee members will be                     , who will serve as chairman,                     ,  and                    . The compensation committee will operate under a written charter adopted by the board of directors. The committee will be primarily responsible for administering Clear Channel Outdoor’s stock incentive plans, performance-based compensation plans and other incentive compensation plans. Also, the committee will determine compensation arrangements for all of our executive officers and will make recommendations to the board of directors concerning compensation policies for us and our subsidiaries.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions
      Other than Mark P. Mays and Randall T. Mays, who each serve as an executive officer and member of the board of directors of Clear Channel Communications, none of our executive officers serves as a member of the compensation committee or as a member of the board of directors of any other company of which any member of our compensation committee or board of directors is an executive officer.
Code of Business Conduct and Ethics
      We adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our chief executive officer, chief financial officer and chief operating officer, which is a “code of ethics” as defined by applicable SEC rules. This code is publicly available on our website at www.clearchanneloutdoor.com or may be obtained upon request from our Secretary. If we make any amendments to this code, other than technical, administrative or other non-substantive amendments, or grant any waivers, including implicit waivers, from any provisions of this code that apply to our chief executive officer, chief financial officer or chief operating officer and relate to an element of the SEC’s “code of ethics” definition, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website or in a report on Form 8-K filed with the SEC.
Director Compensation
      We do not currently pay any compensation to any of our directors. In conjunction with this offering, we will be adding independent directors to our board of directors and plan to pay our non-employee directors an annual cash retainer of $          . We may also grant stock options or other stock-based awards to our non-employee directors, and non-employee directors may elect to receive their fees in the form of shares of our Class A common stock. We plan to pay the chairpersons of the audit committee and compensation committee an additional annual cash retainer of approximately $                    .
Stock Ownership of Directors and Executive Officers
      All of the outstanding shares of our Class A common stock and Class B common stock are currently owned by Clear Channel Communications and its affiliates and thus none of our named executive officers (as defined below) or directors owns shares of our Class A common stock or Class B common stock.

      The following table sets forth the Clear Channel Communications common stock and options to purchase shares of Clear Channel Communications’ common stock held by our directors, the named executive officers and all of our directors and executive officers as a group, as of September 30, 2005. Except as otherwise noted, the individual director or named executive officer (including his or her family members) had sole voting and investment power with respect to the shares of Clear Channel Communications’ common stock.

	Amount and Nature of
Name	Beneficial Ownership

L. Lowry Mays	31,242,193	(1)
Mark P. Mays	1,751,246	(2)
Randall T. Mays	1,366,101	(3)
William D. Parker	—
Marsha McCombs Shields	4,755,353	(4)
Dale W. Tremblay	—
Paul J. Meyer	169,374	(5)
Franklin G. Sisson, Jr.	46,774	(6)
All Directors and Executive Officers as a Group (12 persons)	39,394,537	(7)

(1)	Includes 2,750,000 shares subject to options held by Mr. L. Mays, 48,456 shares held by trusts of which Mr. L. Mays is the trustee, but not a beneficiary, 26,677,307 shares held by the LLM Partners Ltd of which Mr. L. Mays shares control of the sole general partner, 1,577,120 shares held by the Mays Family Foundation and 102,874 shares held by the Clear Channel Foundation over which Mr. L. Mays has either sole or shared investment or voting authority.

(2)	Includes 300,000 shares subject to options held by Mr. M. Mays, 156,252 shares held by trusts of which Mr. M. Mays is the trustee, but not a beneficiary, and 1,022,293 shares held by the MPM Partners, Ltd. Mr. M. Mays controls the sole general partner of MPM Partners, Ltd.

(3)	Includes 300,000 shares subject to options held by Mr. R. Mays, 168,228 shares held by trusts of which Mr. R. Mays is the trustee, but not a beneficiary, and 622,575 shares held by RTM Partners, Ltd. Mr. R. Mays controls the sole general partner of RTM Partners, Ltd.

(4)	Includes 2,674,780 shares held by a Foundation over which Ms. Shields has either sole or shared investment or voting authority.

(5)	Includes 147,500 shares subject to options held by Mr. Meyer.

(6)	Includes 46,200 shares subject to options held by Mr. Sisson.

(7)	Includes 3,643,800 shares subject to options held by such persons, 327,936 shares held by trusts of which such persons are trustees, but not beneficiaries, 26,677,307 shares held by the LLM Partners Ltd, 1,022,293 shares held by the MPM Partners, Ltd., 622,575 shares held by the RTM Partners, Ltd, 4,354,774 shares held by Foundations over which such person has either sole or shared investment or voting authority.

Executive Compensation
      The following table sets forth compensation information for our chief executive officer and our other four most highly compensated individuals, based on employment with Clear Channel Communications as determined by reference to total annual salary and bonus for the last completed fiscal year, who will become our executive officers. All of the information included in this table reflects compensation earned by the individuals for services with Clear Channel Communications. We refer to these individuals as our “named executive officers” in this prospectus.
Summary Compensation Table

					Long-Term Compensation

		Annual Compensation			Awards		Payouts

				Other Annual	Restricted
Name and				Compensation	Stock		LTIP	All Other
Principal Position	Year	Salary ($)	Bonus ($)	($)(1)	Award(s) ($)	Options (#)	Payout ($)	Compensation ($)

Mark P. Mays(2)	2004	688,469	1,700,000	—	1,113,250(3)	150,000	—	5,125(4)
Randall T. Mays	2004	688,293	1,700,000	—	1,113,250(3)	150,000	—	5,125(4)
Paul J. Meyer	2004	465,686	342,000	—	—	65,000	—	5,125(4)
Roger Parry*(5)	2004	785,355	598,719	—	—	35,000	—	214,502(6)
Franklin G. Sisson, Jr.	2004	249,068	99,250	—	—	15,000	—	4,048(4)

*	Mr. Parry resigned his position as Chief Executive Officer of Clear Channel International and remains a non-executive level employee with us.

(1)	Perquisites that are less than $50,000 in the aggregate for any named executive officer are not disclosed in the table in accordance with SEC rules.

(2)	Mr. Mays was appointed as the President and Chief Executive Officer of Clear Channel Communications on October 20, 2004. Prior thereto, Mark Mays served as the interim Chief Executive Officer and President and Chief Operating Officer of Clear Channel Communications from May 2004 to October 2004 and as the President and Chief Operating Officer of Clear Channel Communications prior to May 2004.

(3)	Grants of 25,000 shares of restricted stock were awarded on February 19, 2004. The restricted stock had a fair market value of $837,250 as of December 31, 2004. The restriction will lapse and the shares will vest on February 19, 2009. The holder will receive all cash dividends declared and paid during the vesting period.

(4)	Represents the amount of matching contributions paid by Clear Channel Communications under its 401(k) Plan.

(5)	Mr. Parry is a citizen of the United Kingdom. The compensation amounts reported in this table have been converted from British pounds to U.S. dollars using the average exchange rate from each applicable year.

(6)	Includes $62,902 in contracted payments to Mr. Parry in lieu of a company automobile, $9,334 in contracted payments to Mr. Parry in lieu of medical benefit and $142,266 in contributions paid by Clear Channel Communications to Mr. Parry’s pension plan.

Stock Options
      The following table sets forth certain information regarding stock options to acquire shares of Clear Channel Communications’ common stock granted to our named executive officers in 2004.
Stock Option Grant Table

	Number of	Percent of Total
	Securities	Options Granted to			Grant Date
	Underlying Options	Employees in Fiscal	Exercise or Base		Present
Name	Granted (#)	Year	Price ($/share)	Expiration Date	Value ($)(1)

Mark P. Mays	150,000	3.19%	44.53	2/19/09	2,265,000
Randall T. Mays	150,000	3.19%	44.53	2/19/09	2,265,000
Paul J. Meyer	65,000	1.38%	44.53	2/19/09	981,500
Roger Parry*	35,000	0.75%	44.53	2/29/09	528,500
Franklin G. Sisson, Jr.	15,000	0.32%	44.53	2/19/09	226,500

*	Mr. Parry resigned his position as Chief Executive Officer of Clear Channel International and remains a non-executive level employee with us.

(1)	Present value for this option was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.21%, a dividend yield of .90%, a volatility factor of the expected market price of Clear Channel Communications’ common stock of 50.0% and the expected life of three years. The present value of stock options granted is based on a theoretical option-pricing model. In actuality, because Clear Channel Communications’ employee stock options are not traded on an exchange, optionees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Clear Channel Communications stock. Such an increase in stock price would benefit all shareholders commensurately.

Exercise of Stock Options
      The following table discloses information regarding the exercise of stock options to acquire shares of Clear Channel Communications’ common stock by our named executive officers in 2004 and the value of unexercised stock options held by the named executive officers.
Aggregated Option Exercises and Fiscal Year-End Option Value Table

Number of Securities
			Underlying Unexercised	Value of Unexercised
			Options at Fiscal Year	In-The-Money Options at
	Shares Acquired on		End (#)	Fiscal Year End ($)
Name	Exercise (#)	Value Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Mark P. Mays	30,000	772,200	266,500/800,000	-0-/-0-
Randall T. Mays	30,000	772,200	266,500/800,000	-0-/-0-
Paul J. Meyer	—	—	103,750/131,250	-0-/-0-
Roger Parry*	—	—	85,224/147,507	-0-/-0-
Franklin G. Sisson, Jr.	—	—	23,112/77,512	17,764/-0-

*	Mr. Parry resigned his position as Chief Executive Officer of Clear Channel International and remains a non-executive level employee with us.
Employee Benefit Plans
      Our employees currently participate in various incentive, retirement savings, group welfare and other employee benefit plans sponsored by Clear Channel Communications. With certain exceptions, our employees will continue participating in the Clear Channel Communications plans after this offering, in accordance with the terms of the plans and past practice. We will be able to withdraw our participation in any Clear Channel Communications plan (subject to 90 days’ notice). Similarly, Clear Channel Communications may terminate our participation in its plans (subject to 90 days’ notice). Unless sooner terminated, it is likely that our participation in the Clear Channel Communications employee benefit plans will end if and at such time as Clear Channel Communications owns less than 80% of the total voting power of our common stock. See “Arrangements Between Clear Channel Communications and Us — Employee Matters Agreement.” It is anticipated that our stock will be added to the listing of available investments under the Clear Channel Communications 401(k) plan, but there is no assurance that this will occur or continue.
      Some of our employees hold stock options and/or shares of Clear Channel Communications restricted stock under the Clear Channel Communications, Inc. 2001 Stock Incentive Plan and certain predecessor stock incentive plans. Some or all of the Clear Channel Communications stock options held by our employees prior to the offering may be converted into options for shares of our Class A common stock. See “— Clear Channel Communications Stock Plan Awards” below. Absent a plan amendment, as long as we remain a subsidiary of Clear Channel Communications, certain of our employees will continue to be eligible for stock awards under the Clear Channel Communications stock incentive plans. Prior to the completion of this offering, we will have in place our own stock incentive and annual incentive compensation plans for our eligible employees. See “— Our New Stock Incentive Plan” and “— Annual Incentive Plan.” We expect to make awards under our new stock incentive plan shortly after the completion of this offering. However, the number of shares covered by the initial awards and details relating to individual awards have not yet been determined.
      We will reimburse Clear Channel Communications for the costs and expenses incurred by it and its other affiliates in connection with the continuing coverage of our employees in the Clear Channel Communications employee benefit plans and in connection with its or their services relating to payroll administration and the administration of our own stock incentive and other plans. See “Arrangements Between Clear Channel Communications and Us — Corporate Services Agreement” for information concerning our reimbursement obligations to Clear Channel Communications. We will continue to bear the cost of and retain responsibility for employment-related liabilities and obligations with respect to our employees, regardless of when incurred.
Clear Channel Communications Stock Plan Awards
      Before this offering, some of our employees received Clear Channel Communications stock options and restricted stock under the Clear Channel Communications, Inc. Stock Incentive Plans.
      It is anticipated that some or all of the outstanding Clear Channel Communications stock options held by our employees will be converted into adjusted options to purchase shares of our Class A common stock. The number of shares and the exercise price per share under each converted option will be adjusted such that the ratio of the per share exercise price to the per share value of our stock and the total intrinsic value of the option are the same after the conversion as they were prior to the conversion. Generally, the converted stock options will continue to be governed by their original vesting and other terms and conditions. We will be responsible for administering and honoring the converted Clear Channel Communications stock options held by our employees, and Clear Channel Communications will have no further liability with respect to those options.
      The restricted shares of Clear Channel Communications stock held by our employees will continue to be subject to the forfeiture conditions and transfer restrictions and the other terms and conditions of the original award relating to those shares and of the Clear Channel Communications, Inc. 2001 Stock Incentive Plan. In the event of the completion of the previously-announced spin-off of the entertainment business of Clear Channel Communications, our employees who hold restricted shares of Clear Channel Communications stock under the Clear Channel Communications, Inc. 2001 Stock Incentive Plan will receive fully vested shares of the newly created company’s stock in connection with the spin-off distribution, on the same basis as other stockholders of Clear Channel Communications generally.
Annual Incentive Plan
      For 2005, our executive officers and other key employees will generally be entitled to receive incentive compensation in accordance with the terms of the performance-based awards previously made to them under the Clear Channel Communications, Inc. 2005 Annual Incentive Plan. However, at least as to our named executive officers, we will be responsible for determining the amounts, if any, that are payable under those awards, subject to such adjustments as are deemed appropriate in light of the corporate restructuring by Clear Channel Communications, including the spin-off of the entertainment business of Clear Channel Communications and this offering.
      For 2006, our executive officers and other designated key employees will participate in our own 2006 Annual Incentive Plan, which has been adopted by our board of directors and approved by Clear Channel Communications, in its capacity as our sole stockholder. In general, the plan provides for the payment of annual bonuses tied to the achievement of pre-established performance objectives fixed by the committee. We intend that bonuses under our plan will qualify for the performance-based-compensation exemption from the executive compensation deduction limitations of section 162(m) of the Code. Toward that end, in order to satisfy regulations issued under section 162(m), we expect to submit our plan for approval at the annual meeting of our stockholders occurring after the first anniversary of this offering.
      Our annual incentive plan will be administered by the compensation committee of our board of directors. The committee will have the authority to select the executive officers and other key employees to whom awards will be made, to prescribe the performance objectives which must be satisfied pursuant to such awards, and to make the determinations necessary with respect to the administration and payment of such awards. The performance objectives that may be established for awards made under the plan may be based upon any one or more of the following business criteria: revenue growth, operating income before depreciation, amortization and non-cash compensation expense, or OIBDAN, OIBDAN growth, funds from operations, funds from operations per share and per share growth, operating income and operating income growth, net earnings, earnings per share and per share growth, return on equity, return on assets, share price performance on an absolute basis and relative to an index, improvements in attainment of expense levels, implementing or completion of critical projects, improvement in cash-flow (before or after tax). Performance objectives may be based upon the performance of such person or persons, as the committee may determine, including an individual or group of individuals, our company on a combined basis, one or more subsidiaries or other affiliates, and one or more divisions or business units. Performance objectives may be expressed in fixed or relative quantitative terms or in other ways, including, for example, targets relative to past performance, or targets compared to the performance of other companies, such as a published or special index or a group of companies selected by the committee for comparison. The committee may provide that the amount, if any, of a participant’s annual bonus will be higher or lower, depending upon the extent to which the applicable performance objective is achieved.
      Performance objectives applicable to a performance period must be established by the committee prior to, or reasonably soon after the beginning of a performance period, but no later than the 90 days from the beginning of the period or, if earlier, the date 25% of the period has elapsed.
      Upon certification of the achievement of performance objectives by the committee which entitle a participant to the payment of a performance award, subject to deferral arrangements that may be permitted or required by the committee, the award shall be settled in cash or other property. The maximum performance bonus that may be earned by any participant in any calendar year is limited to $15.0 million.
      The committee is authorized to reduce or eliminate the performance award of any participant, for any reason, including changes in the participant’s position or duties, whether due to termination of employment (including death, disability, retirement, voluntary termination or termination with or without cause) or otherwise. To the extent necessary to preserve the intended economic effects of the plan or an award under the plan, the committee is authorized to adjust pre-established performance objectives and/or performance awards to take into account certain material events, such as a change in corporate capitalization, a corporate transaction, a partial or complete liquidation of our company or any subsidiary, or certain changes in accounting rules; provided that no such adjustment may cause a performance award to be non-deductible under Section 162(m) of the Code.
      Our board of directors or the committee may, at any time, or from time to time, amend the plan. Any such amendment may be made without stockholder approval unless such approval is required to maintain the status of the plan under Section 162(m) of the Code. Our board of directors may terminate the plan at any time.
Our New Stock Incentive Plan
      Our board of directors adopted and our sole stockholder approved the Clear Channel Outdoor Holdings, Inc. 2005 Stock Incentive Plan. The purpose of the plan is to help us attract, motivate and retain qualified executives and other key personnel. In furtherance of this purpose, the plan authorizes us to grant various forms of incentive awards, including stock options, stock appreciation rights, restricted stock, deferred stock awards and performance-based cash and stock awards. See “— Forms of Award” below.
      The plan and certain tax aspects of awards made under the plan are summarized below.

Administration
      The plan will be administered by the compensation committee of our board of directors; however, the full board of directors will have sole responsibility and authority for making and administering awards to any of our non-employee directors. Subject to the terms of the plan, the committee has broad authority to select the persons to whom awards will be made, fix the terms and conditions of each award, and construe, interpret and apply the provisions of the plan and of any award made under the plan. The committee may delegate any of its responsibilities and authority, subject to applicable law. Subject to certain limitations, we will indemnify the members of the committee against claims made and liabilities and expenses incurred in connection with their service under the plan.

Securities Covered by the Plan
      We can issue a total of            shares of our common stock under the plan. The following shares are not taken into account in applying these limitations: (i) shares covered by awards that expire or are forfeited, canceled or settled in cash, (ii) shares withheld by us for the payment of taxes associated with an award, (iii) shares withheld by us for the payment of the exercise price under an award and (iv) previously owned shares received by us in payment of the exercise price under an award.

Individual Award Limitations
      No participant may receive awards in any calendar year covering more than one million shares plus the amount of the participant’s unused annual limit as of the close of the preceding calendar year. No participant may receive performance-based cash awards under the plan in any calendar year covering more than $5.0 million plus the amount of the participant’s unused annual limit as of the close of the preceding calendar year.

Eligibility
      Awards may be made under the plan to any of our present or future directors, officers, employees, consultants or advisers. In connection with this offering and other related corporate restructurings, Clear Channel Communications stock options held by certain of our employees and other personnel will be converted into options or other awards for shares of our Class A common stock. The shares of our Class A common stock covered by such adjusted or converted Clear Channel Communications awards will not be taken into account in applying our plan’s share limitations. See “— Clear Channel Communications Stock Plan Awards” below.

Forms of Award
      Stock Options and Stock Appreciation Rights. We may grant stock options that qualify as “incentive stock options” under Section 422 of the Code, or ISOs, as well as stock options that do not qualify as ISOs. ISOs may not be granted more than 10 years after the date the plan is adopted. We may also grant stock appreciation rights, or SARs. In general, an SAR gives the holder the right to receive the appreciation in value of the shares of company stock covered by the SAR from the date the SAR is granted to the date the SAR is exercised. The per share exercise price of a stock option and the per share base value of an SAR may not be less than the fair market value per share of common stock on the date the option or SAR is granted. The maximum term of a stock option is 10 years (different limitations apply to ISOs granted to 10% stockholders: the term may not be greater than five years and the exercise price may not be less than 110% of the value of our common stock on the date the option is granted). The committee may impose such exercise, forfeiture and other conditions and limitations as it deems appropriate with respect to stock options and SARs. The exercise price under a stock option may be paid in cash or in any other form or manner permitted by the committee, including, without limitation, payment of previously owned shares of stock, or payment pursuant to broker-assisted cashless exercise procedures. Methods of exercise and settlement and other terms of SARs will be determined by the committee.
      Restricted Stock and Deferred Stock Awards. The plan authorizes the committee to make restricted stock awards, pursuant to which shares of common stock are issued to designated participants subject to transfer restrictions and vesting conditions. In general, if the recipient of a restricted stock award terminates employment before the end of the specified vesting period or if the recipient fails to meet performance or other specified vesting conditions, the restricted shares will be forfeited by the recipient and will revert to us. Subject to such conditions as the committee may impose, the recipient of a restricted stock award may be given the rights to vote and receive dividends on shares covered by the award pending the vesting or forfeiture of the shares.
      Deferred stock awards generally consist of the right to receive shares of common stock in the future, subject to such conditions as the committee may impose, including, for example, continuing employment or service for a specified period of time or satisfaction of specified performance criteria. Deferred stock awards may be made in a number of different forms, including “stock units” and “restricted stock units.”

Prior to settlement, deferred stock awards do not carry voting, dividend or other rights associated with stock ownership; however, dividend equivalents may be payable if the committee so determines.
      Other Stock-Based Awards. The plan gives the committee broad discretion to grant other types of equity-based awards, including, for example, dividend equivalent rights, phantom shares, and bonus shares, and to provide for settlement in cash and/or shares. The plan also allows non-employee directors to elect to receive their director fees in the form of Class A common stock, in lieu of cash.
      Performance-Based Awards. The committee may also grant performance awards under the plan. In general, performance awards would provide for the payment of cash and/or shares of Class A common stock upon the achievement of performance objectives established by the committee for a fiscal year or other designated performance period. Performance objectives may be based upon any one or more of the following business criteria: (i) earnings per share, (ii) share price or total shareholder return, (iii) pretax profits, (iv) net earnings, (v) return on equity or assets, (vi) revenues, (vii) operating income before depreciation, amortization and non-cash compensation expense, or OIBDAN, (viii) market share or market penetration, or (ix) any combination of the foregoing. Performance objectives may be based upon the performance of such person or persons, as the committee may determine, including an individual or group of individuals, our company on a combined basis, one or more subsidiaries or other affiliates, and one or more divisions or business units. Performance objectives may be expressed in fixed or relative quantitative terms or in other ways, including, for example, targets relative to past performance, or targets compared to the performance of other companies, such as a published or special index or a group of companies selected by the committee for comparison.

Adjustments of Awards
      Capital Changes. In the event of material changes to our capital structure, including, for example, a recapitalization, stock split or spin-off, appropriate adjustments will be made to the maximum number of shares and the class of shares or other securities which may be issued under the plan, the maximum number and class of shares which may be covered by awards made to an individual in any calendar year, the number and class of shares or other securities subject to outstanding awards and, where applicable, the exercise price, base value or purchase price under outstanding awards.
      Merger and Other Transactions. If we enter into a merger or other transaction involving the sale of our company, outstanding options and SARs will either become fully vested and exercisable, or assumed by and converted into options or SARs for shares of the acquiring company. Our board of directors may make similar adjustments to other outstanding awards under the plan and may direct a cashout of any or all outstanding awards based upon the value of the consideration paid for our shares in the merger or other transaction giving rise to the adjustment of plan awards. Additional or different types of adjustments may be permitted or required under the terms of individual plan awards, as the committee may determine.
      No Repricing of Stock Options. Subject to the provisions of the plan regarding adjustments due to a change in capital structure, the committee will have no authority to reprice outstanding options, whether through amendment, cancellation or replacement grants, without approval of our stockholders.

Amendment and Termination of the Plan; Term
      Except as may otherwise be required by law or the requirements of any stock exchange or market upon which the common stock may then be listed, our board of directors, acting in its sole discretion and without further action on the part of our stockholders, may amend the plan at any time and from time to time and may terminate the plan at any time.

United States Income Tax Considerations
      The grant of a stock option or SAR under the plan is not a taxable event for federal income tax purposes. In general, ordinary income is realized upon the exercise of a stock option (other than an ISO) in an amount equal to the excess of the fair market value on the exercise date of the shares acquired pursuant to the exercise over the option exercise price paid for the shares. The amount of ordinary income realized upon the exercise of an SAR is equal to the excess of the fair market value of the shares covered by the exercise over the SAR base price. We are entitled to a deduction equal to the amount of ordinary income realized by a plan participant upon the exercise of an option or SAR. The tax basis of shares acquired upon the exercise of a stock option (other than an ISO) or SAR is equal to the value of the shares on the date of exercise. Upon a subsequent sale of the shares, capital gain or loss will be realized in an amount equal to the difference between the selling price and the basis of the shares.
      No income is realized upon the exercise of an ISO other than for purposes of the alternative minimum tax. Income or loss is realized upon a disposition of shares acquired pursuant to the exercise of an ISO. If the disposition occurs more than one year after the ISO exercise date and more than two years after the ISO grant date, then gain or loss on the disposition, measured by the difference between the selling price and the option exercise price for the shares, will be long-term capital gain or loss. If the disposition occurs within one year of the exercise date or within two years of the grant date, then the gain realized on the disposition will be taxable as ordinary income to the extent such gain is not more than the difference between the value of the shares on the date of exercise and the exercise price, and the balance of the gain, if any, will be capital gain. We are not entitled to a deduction with respect to the exercise of an ISO; however, we are entitled to a deduction corresponding to the ordinary income realized by a participant upon a disposition of shares acquired pursuant to the exercise of an ISO before the satisfaction of the applicable one- and two-year holding period requirements described above.
      In general, a participant will realize ordinary income with respect to common stock received pursuant to restricted stock, deferred stock and other non-stock option and non-SAR forms of award at the time the shares become vested in accordance with the terms of the award in an amount equal to the fair market value of the shares at the time they become vested, and we are entitled to a corresponding deduction. A participant may make an “early income election” with respect to the receipt of restricted shares of common stock, in which case the participant will realize ordinary income on the date the restricted shares are received equal to the difference between the value of the shares on that date and the amount, if any, paid for the shares. In such event, any appreciation in the value of the shares after the date of the award will be taxable as capital gain upon a subsequent disposition of the shares. Our deduction is limited to the amount of ordinary income realized by the participant as a result of the early income election.
      Compensation that qualifies as “performance-based” is exempt from the $1.0 million deductibility limitation imposed by Section 162(m) of the Code. It is contemplated that stock options and SARs granted under the plan with an exercise price or base price at least equal to 100% of fair market value of the underlying stock at the date of grant and certain other plan awards which are conditioned upon achievement of performance goals will be able to qualify for the “performance-based” compensation exemption, assuming the applicable requirements are satisfied. It is anticipated that the plan will be resubmitted for stockholder approval at or before the annual meeting of our stockholders next following the first anniversary of the initial public offering. Such approval would enable us to continue to qualify for an exception to the annual $1.0 million executive compensation deduction limitations of Section 162(m) of the Code with respect to certain awards made under the plan.
      The above summary pertains solely to certain U.S. federal income tax consequences associated with awards made under the plan. The summary does not address all federal income tax consequences and it does not address state, local and non-U.S. tax considerations.
Employment Agreements
      Mark P. Mays and Randall T. Mays each have employment agreements with Clear Channel Communications. Paul J. Meyer has an employment agreement with us. Set forth below are summaries of these agreements.
      On March 10, 2005, Clear Channel Communications entered into amended and restated employment agreements with Mark P. Mays and Randall T. Mays. These agreements amended and restated existing employment agreements dated October 1, 1999 between Clear Channel Communications and the executives. Each amended and restated agreement has a term of seven years with automatic daily extensions unless Clear Channel Communications or the executive elects not to extend the agreement. Each of these employment agreements provides for a minimum base salary, subject to review and annual increase by the compensation committee of Clear Channel Communications. In addition, each agreement provides for an annual bonus pursuant to Clear Channel Communications’ Annual Incentive Plan or as the executive performance subcommittee of the compensation committee of Clear Channel Communications determines. The employment agreements with Mark Mays and Randall Mays provide for base minimum salaries of $350,000 and $325,000, respectively, and for minimum option grants to acquire 50,000 shares of Clear Channel Communications common stock; provided, however, that the annual option grant will not be smaller than the option grant in the preceding year unless waived by the executive. Each option will be exercisable at fair market value at the date of grant for a 10-year period even if the executive is not employed by Clear Channel Communications. The compensation committee of Clear Channel Communications or the executive performance subcommittee of the compensation committee of Clear Channel Communications will determine the schedule upon which the options will vest and become exercisable.
      Each of these executive employment agreements provides for severance and change-in-control payments in the event that Clear Channel Communications terminates the executive’s employment without “Cause” or if the executive terminates for “Good Reason.” “Cause” is narrowly defined, and any determination of “Cause” is subject to a supermajority vote of Clear Channel Communications’ independent directors. “Good Reason” includes defined change-in-control transactions involving Clear Channel Communications, Clear Channel Communications’ election not to automatically extend the term of the employment agreement, a diminution in the executive’s pay, duties or title or, (i) in the case of Mark Mays, at any time that the office of Chairman is held by someone other than himself, L. Lowry Mays or Randall Mays; or (ii) in the case of Randall Mays, at any time that either of the offices of Chairman or President and Chief Executive Officer is held by someone other than himself, L. Lowry Mays or Mark Mays. If either executive is terminated by Clear Channel Communications without “Cause” or the executive resigns for “Good Reason” then that executive will receive a lump-sum cash payment equal to the base salary and bonus that otherwise would have been paid for the remainder of the term of the agreement (using the highest bonus paid to the executive in the three years preceding the termination but not less than $1,000,000), continuation of benefits, immediate vesting on the date of termination of all stock options held by the executive on the date of termination, and either: (i) an option to acquire 1,000,000 shares of Clear Channel Communications’ common stock at fair market value as of the date of termination that is fully vested and exercisable for a period of 10 years, or (ii) a grant of a number of shares of Clear Channel Communications’ common stock equal to: (a) 1,000,000, divided by (b) the number computed by dividing: (x) the last reported sale price of Clear Channel Communications’ common stock on the New York Stock Exchange at the close of the trading day immediately preceding the date of termination of executive’s employment, by (y) the value of the stock option described in clause (i) above as determined by Clear Channel Communications in accordance with generally accepted accounting principles. Certain tax gross up payments would also be due on such amounts. In the event the executive’s employment is terminated without “Cause” or for “Good Reason,” the employment agreements also restrict the executive’s business activities that compete with the business of Clear Channel Communications for a period of two years following such termination.
      On August 5, 2005, we entered into an employment agreement with Paul J. Meyer. The initial term of the agreement ends on the third anniversary of the date of the agreement; the term automatically extends one day at a time beginning on the second anniversary of the date of the agreement, unless one party gives the other one year’s notice of expiration at or prior to the second anniversary of the date of the agreement. The contract calls for Mr. Meyer to be our President and Chief Operating Officer for a base salary of $600,000 in the first year of the agreement; $625,000 in the second year of the agreement; and $650,000 in the third year of the agreement, subject to additional annual raises thereafter in accordance with company policies. Mr. Meyer is also eligible to receive a performance bonus as decided at the sole discretion of our board of directors and the compensation committee.
      Mr. Meyer may terminate his employment at any time after the second anniversary of the date of the agreement upon one year’s written notice. We may terminate Mr. Meyer without “Cause” after the second anniversary of the date of the agreement upon one year’s written notice. “Cause” is narrowly defined in the agreement. If Mr. Meyer is terminated without “Cause,” he is entitled to receive a lump sum payment of accrued and unpaid base salary and prorated bonus, if any, and any payments to which he may be entitled under any applicable employee benefit plan. Mr. Meyer is prohibited by his employment agreement from activities that compete with us for one year after he leaves us and he is prohibited from soliciting our employees for employment for 12 months after termination regardless of the reason for termination of employment.
Certain Relationships and Related Transactions
      Each of Mark T. Mays, Randall P. Mays and L. Lowry Mays, our current directors, is an executive officer of Clear Channel Communications. We currently have issued three intercompany notes to Clear Channel Communications in the aggregate principal amount of approximately $4.0 billion, which represents in excess of five percent of our total consolidated assets at December 31, 2004 and June 30, 2005. In connection with this offering, approximately $1.5 billion of such indebtedness will be repaid or otherwise extinguished. Marsha McCombs Shields, one of our prospective directors, is the daughter of one of the founders and one of the board members of Clear Channel Communications.

ARRANGEMENTS BETWEEN CLEAR CHANNEL COMMUNICATIONS AND US
      We have provided below a summary description of the Master Agreement between Clear Channel Communications and us and the other key agreements that relate to our separation from and post-separation relationship with Clear Channel Communications. This description, which summarizes the material terms of these agreements, is not complete. You should read the full text of these agreements, which have been included as exhibits to the registration statement of which this prospectus is a part.
Relationship with Clear Channel Communications
      Immediately prior to this offering, Clear Channel Communications through its wholly owned subsidiary, Clear Channel Holdings, Inc., is our only stockholder. After this offering, Clear Channel Communications will own all of our outstanding shares of Class B common stock, representing approximately           % of the outstanding shares of our common stock and approximately           % of the total voting power of our common stock. For as long as Clear Channel Communications continues to own shares of common stock representing more than 50% of the total voting power of our common stock, Clear Channel Communications will be able to direct the election of all the members of our board of directors and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock or preferred stock and the payment of dividends. Similarly, Clear Channel Communications will have the power to determine or significantly influence the outcome of matters submitted to a vote of our stockholders, will have the power to prevent a change in control of us and could take other actions that might be favorable to Clear Channel Communications. See “Description of Capital Stock.”
      Prior to the completion of this offering, we will enter into a Master Agreement and a number of other agreements with Clear Channel Communications setting forth various matters governing our separation from Clear Channel Communications and our relationship with Clear Channel Communications while it remains a significant stockholder in us. These agreements will govern our relationship with Clear Channel Communications after this offering and will provide for, among other things, the allocation of employee benefit, tax and other liabilities and obligations attributable to our operations.
      Set forth below are descriptions of certain agreements, relationships and transactions we will have with Clear Channel Communications. The following descriptions and summaries of each of the agreements with Clear Channel Communications are qualified in their entirety by reference to the complete texts of the agreements, which are incorporated by reference into this prospectus and are attached as an exhibit to the registration statement in which this prospectus is included. We encourage you to read each of the agreements in its entirety for a more complete description of the terms and conditions of each agreement.
Master Agreement
      We will enter into a master agreement with Clear Channel Communications prior to the completion of this offering. In this prospectus, we refer to this agreement as the Master Agreement. The Master Agreement will set forth our agreements with Clear Channel Communications regarding the principal transactions required to effect the transfer of assets and the assumption of liabilities necessary to complete the separation of our company from Clear Channel Communications. It also will set forth other agreements governing our relationship after the separation.

The Transfers
      To effect the separation, Clear Channel Communications will, and will cause its affiliates to, transfer to us the assets related to our businesses not currently owned by us, as described in this prospectus. We or our subsidiaries will assume and agree to perform, discharge and fulfill the liabilities related to our businesses for which Clear Channel Communications or its affiliates are presently obligated (which, in the case of tax liabilities, will be governed by the Tax Matters Agreement described below). If any governmental approval or other consent required to transfer any assets to us or for us to assume any liabilities is not obtained prior to the completion of this offering, we will agree with Clear Channel

Communications that such transfer or assumption will be deferred until the necessary approvals or consents are obtained. Clear Channel Communications will continue to hold the assets and be responsible for the liabilities for our benefit and at our expense until the necessary approvals or consents are obtained.
      Similarly, we will, and will cause our subsidiaries to, transfer to Clear Channel Communications the assets related to its business currently owned by us. Clear Channel Communications will assume from us and agree to perform, discharge and fulfill the liabilities related to its business for which we are presently obligated.
      Except as expressly set forth in the Master Agreement or in any other transaction document, neither we nor Clear Channel Communications will make any representation or warranty as to:

•	the assets, businesses or liabilities contributed, transferred or assumed as part of the separation;

•	any consents or approvals required in connection with the transfers;

•	the value, or freedom from any security interests, of, or any other matter concerning, any assets transferred;

•	the absence of any defenses or right of set-off or freedom from counterclaim with respect to any claim or other assets of either us or Clear Channel Communications; or

•	the legal sufficiency of any document or instrument delivered to convey title to any asset transferred.
      Except as expressly set forth in any transaction document, all assets will be transferred on an “as is,” “where is” basis, and we and our subsidiaries will agree to bear the economic and legal risks that any conveyance was insufficient to vest in us good title, free and clear of any security interest, and that any necessary consents or approvals are not obtained or that any requirements of laws or judgments are not complied with.

Auditors and Audits; Annual Financial Statements and Accounting
      We have agreed that, for so long as Clear Channel Communications is required to consolidate our results of operations and financial position or account for its investment in our company under the equity method of accounting, we will maintain a fiscal year end and accounting periods the same as Clear Channel Communications, conform our financial presentation with that of Clear Channel Communications and we will not change our independent auditors without Clear Channel Communications’ prior written consent (which will not be unreasonably withheld), and we will use commercially reasonable efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of Clear Channel Communications’ financial statements. We have also agreed to provide to Clear Channel Communications all information required for Clear Channel Communications to meet its schedule for the filing and distribution of its financial statements and to make available to Clear Channel Communications and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible personnel so that Clear Channel Communications and its independent auditors may conduct their audits relating to our financial statements. We will provide Clear Channel Communications with financial reports, financial statements, budgets, projections, press releases and other financial data and information with respect to our business, properties and financial positions. We have also agreed to adhere to certain specified disclosure controls and procedures and Clear Channel Communications accounting policies and to notify and consult with Clear Channel Communications regarding any changes to our accounting principles and estimates used in the preparation of our financial statements, and any deficiencies in, or violations of law in connection with, our internal control over financial reporting and certain fraudulent conduct and other violations of law.

Exchange of Other Information
      The Master Agreement will also provide for other arrangements with respect to the mutual sharing of information between Clear Channel Communications and us in order to comply with reporting, filing, audit or tax requirements, for use in judicial proceedings, and in order to comply with our respective obligations after the separation. We will also agree to provide mutual access to historical records relating to the other’s businesses that may be in our possession.

Releases and Indemnification
      Except for each party’s obligations under the Master Agreement, the other transaction documents and certain other specified liabilities, we and Clear Channel Communications will release and discharge each other and each of our affiliates, and their directors, officers, agents and employees from all liabilities existing or arising between us on or before the separation, including in connection with the separation and this offering. The releases will not extend to obligations or liabilities under any agreements between Clear Channel Communications and us that remain in effect following the separation.
      We will indemnify, hold harmless and defend Clear Channel Communications, each of its affiliates and each of their respective directors, officers and employees, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from:

•	the failure by us or any of our affiliates or any other person or entity to pay, perform or otherwise promptly discharge any liabilities or contractual obligations associated with our businesses, whether arising before or after the separation;

•	the operations, liabilities and contractual obligations of our business whether arising before or after the separation;

•	any guarantee, indemnification obligation, surety bond or other credit support arrangement by Clear Channel Communications or any of its affiliates for our benefit;

•	any breach by us or any of our affiliates of the Master Agreement, the other transaction documents or our amended and restated certificate of incorporation or bylaws;

•	any untrue statement of, or omission to state, a material fact in Clear Channel Communications’ public filings to the extent the statement or omission was as a result of information that we furnished to Clear Channel Communications or that Clear Channel Communications incorporated by reference from our public filings, if the statement or omission was made or occurred after the separation; and

•	any untrue statement of, or omission to state, a material fact in any registration statement or prospectus related to this offering, except to the extent the statement was made or omitted in reliance upon information provided to us by Clear Channel Communications expressly for use in any such registration statement or prospectus or information relating to and provided by any underwriter expressly for use in any such registration statement or prospectus.
      Clear Channel Communications will indemnify, hold harmless and defend us, each of our affiliates and each of our and their respective directors, officers and employees, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from:

•	the failure of Clear Channel Communications or any of its affiliates or any other person or entity to pay, perform or otherwise promptly discharge any liabilities of Clear Channel Communications or its affiliates, other than liabilities associated with our businesses, whether arising before or after the separation;

•	the liabilities of Clear Channel Communications and its affiliates’ businesses, other than liabilities associated with our businesses;

•	any breach by Clear Channel Communications or any of its affiliates of the Master Agreement or the other transaction documents;

•	any untrue statement of, or omission to state, a material fact in our public filings to the extent the statement or omission was as a result of information that Clear Channel Communications furnished to us or that we incorporated by reference from Clear Channel Communications’ public filings, if the statement or omission was made or occurred after the separation; and

•	any untrue statement of, or omission to state, a material fact contained in any registration statement or prospectus related to this offering, but only to the extent the statement or omission was made or omitted in reliance upon information provided by Clear Channel Communications expressly for use in any such registration statement or prospectus.
      The Master Agreement will also specify procedures with respect to claims subject to indemnification and related matters and will provide for contribution in the event that indemnification is not available to an indemnified party.
      Expenses of the Separation and Our Initial Public Offering. Clear Channel Communications will pay or reimburse us for all out-of-pocket fees, costs and expenses (including all legal, accounting and printing expenses) incurred prior to the completion of this offering in connection with our separation from Clear Channel Communications, except that we shall be responsible for fees and expenses attributable to this offering.

Dispute Resolution Procedures
      We will agree with Clear Channel Communications that neither party will commence any court action to resolve any dispute or claim arising out of or relating to the Master Agreement, subject to certain exceptions. Instead, any dispute that is not resolved in the normal course of business will be submitted to senior executives of each business entity involved in the dispute for resolution. If the dispute is not resolved by negotiation within 45 days after submission to the executives, either party may submit the dispute to mediation. If the dispute is not resolved by mediation within 30 days after the selection of a mediator, either party may submit the dispute to binding arbitration before a panel of three arbitrators. The arbitrators will determine the dispute in accordance with Texas law. Most of the other agreements between Clear Channel Communications and us have similar dispute resolution provisions.

Other Provisions
      The Master Agreement also will contain covenants between Clear Channel Communications and us with respect to other matters, including the following:

•	our agreement (subject to certain limited exceptions) not to repurchase shares of our outstanding Class A common stock or any other securities convertible into or exercisable for our Class A common stock, without first obtaining the prior written consent or affirmative vote of Clear Channel Communications, for so long as Clear Channel Communications owns more than 50% of the total voting power of our common stock;

•	confidentiality of our and Clear Channel Communications’ information;

•	our right to continue coverage under Clear Channel Communications’ insurance policies for so long as Clear Channel Communications owns more than 50% of our outstanding common stock;

•	restrictions on our ability to take any action or enter into any agreement that would cause Clear Channel Communications to violate any law, organizational document, agreement or judgment;

•	restrictions on our ability to take any action that limits Clear Channel Communications’ ability to freely sell, transfer, pledge or otherwise dispose of our stock;

•	our obligation to comply with Clear Channel Communications’ policies applicable to its subsidiaries for so long as Clear Channel Communications owns more than 50% of the total voting power of our outstanding common stock, except (i) to the extent such policies conflict with our amended and restated certificate of incorporation or bylaws or any of the agreements between Clear Channel Communications and us, or (ii) as otherwise agreed with Clear Channel Communications or superseded by any policies adopted by our board of directors; and

•	restrictions on our ability to enter into any agreement that binds or purports to bind Clear Channel Communications.

Approval Rights of Clear Channel Communications on Certain of our Activities
      Until the first date on which Clear Channel Communications owns less than 50% of the total voting power of our common stock, the prior affirmative vote or written consent of Clear Channel Communications is required for the following actions (subject in each case to certain agreed exceptions):

•	a merger involving us or any of our subsidiaries (other than mergers involving our subsidiaries or to effect acquisitions permitted under our amended and restated certificate of incorporation);

•	acquisitions by us or our subsidiaries of the stock or assets of another business for a price (including assumed debt) in excess of $5 million;

•	dispositions by us or our subsidiaries of assets in a single transaction or a series of related transactions for a price (including assumed debt) in excess of $5 million;

•	incurrence or guarantee of debt by us or our subsidiaries in excess of $400.0 million outstanding at any one time or that could reasonably be expected to result in a negative change in any of our credit ratings, excluding our debt with Clear Channel Communications described in this prospectus, intercompany debt (within our company and its subsidiaries), and debt determined to constitute operating leverage by a nationally recognized statistical rating organization;

•	issuance by us or our subsidiaries of capital stock or other securities convertible into capital stock;

•	enter into any agreement restricting our ability or the ability of any of our subsidiaries to pay dividends, borrow money, repay indebtedness, make loans or transfer assets, in any such case to our company or Clear Channel Communications;

•	dissolution, liquidation or winding up of our company or any of our subsidiaries;

•	adoption of a rights agreement; and

•	alteration, amendment, termination or repeal of, or adoption of any provision inconsistent with, the provisions of our amended and restated certificate of incorporation or our bylaws relating to our authorized capital stock, the rights granted to the holders of the Class B common stock, amendments to our bylaws, stockholder action by written consent, stockholder proposals and meetings, limitation of liability of and indemnification of our officers and directors, the size or classes of our board of directors, corporate opportunities and conflicts of interest between our company and Clear Channel Communications, and Section 203 of the Delaware General Corporation Law.
Corporate Services Agreement
      We will enter into a corporate services agreement with Clear Channel Communications or one of its affiliates prior to the completion of this offering to provide us certain administrative and support services and other assistance in the United States consistent with the services provided to us before the offering. In this prospectus, we refer to this agreement as the Corporate Services Agreement. The services Clear Channel Communications will provide us, as qualified in the agreement, include, without limitation, the following:

•	treasury, payroll and other financial related services;

•	executive officer services;

•	human resources and employee benefits;

•	legal and related services;

•	information systems, network and related services;

•	investment services;

•	corporate services; and

•	procurement and sourcing support.

      The charges for the corporate services generally are intended to allow Clear Channel Communications to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, generally without profit. The allocation of cost will be based on various measures depending on the service provided, which measures will include relative revenue, employee headcount or number of users of a service.
      Under the Corporate Services Agreement, we and Clear Channel Communications will each have the right to purchase goods or services, use intellectual property licensed from third parties and realize other benefits and rights under the other party’s agreements with third-party vendors to the extent allowed by such vendor agreements. The agreement also will provide for the lease or sublease of certain facilities used in the operation of our respective businesses and for access to each other’s computing and telecommunications systems to the extent necessary to perform or receive the corporate services.
      The Corporate Services Agreement will require Clear Channel Communications to continue to make available to us the range of services provided by Clear Channel Communications prior to this offering, as qualified by such agreement, and will require us to utilize such services in the conduct of our business until such time as Clear Channel Communications owns less than 50% of the total voting power of our common stock. The Corporate Services Agreement may be terminated by mutual agreement of Clear Channel Communications and us at any time, or upon no less than six months prior notice after such time as Clear Channel Communications owns less than 50% of the total voting power of our common stock. However, the Corporate Services Agreement will require Clear Channel Communications to provide, and us to continue to use, certain specified services, generally related to information technology, for a period of time specified in the agreement after the expiration of the six month notice period. Our participation in the Clear Channel Communications employee benefit plans may be terminated by us or by Clear Channel Communications on 90 days’ notice and, unless otherwise agreed, will terminate if and when Clear Channel Communications owns less than 80% of the total combined voting power of our common stock. See “— Employee Matters Agreement” below. Under the terms of the Corporate Services Agreement, Clear Channel Communications will not be liable to us for or in connection with any services rendered pursuant to the agreement or for any actions or inactions taken by Clear Channel Communications in connection with the provision of services. However, Clear Channel Communications will be liable for, and will indemnify a receiving party for, liabilities resulting from its gross negligence, willful misconduct, improper use or disclosure of client information or violations of law, subject to a cap on Clear Channel Communications’ liability of the amount received by Clear Channel Communications under the Corporate Services Agreement during the immediately preceding 12-month period. Additionally, we will indemnify Clear Channel Communications for any losses arising from the provision of services, except to the extent the liabilities are caused by Clear Channel Communications’ gross negligence or material breach of the Corporate Services Agreement.
      The Corporate Services Agreement provides that, with respect to executive services, after this offering Clear Channel Communications will make available to us, and we will be obligated to utilize, the services of Mark P. Mays, to serve as our Chief Executive Officer, and Randall T. Mays, to serve as our Chief Financial Officer. Our obligation to utilize the services of each of Mark and Randall Mays in these capacities will continue until Clear Channel Communications owns less than 50% of the voting power of our common stock, and our board will not have contractual discretion to appoint another individual to either office without the consent of Clear Channel Communications. Clear Channel Communications will charge an allocable portion of the compensation and benefits costs of such persons based on the ratio of our OIBDAN to the total Clear Channel Communications OIBDAN using the previous year’s fiscal results. The compensation and benefits costs allocated to us will include such executives’ salary, bonus and other standard employee benefits, but will exclude equity based compensation. Because bonus is a major component of the allocable part of such executives’ compensation and increase in OIBDAN is a major element in calculating such bonus, OIBDAN was used as the basis for making the allocation of overall compensation expense between Clear Channel Communications and us.
      Each of Mark and Randall Mays will be employed by Clear Channel Communications, and will spend a substantial part of his professional time and effort on behalf of Clear Channel Communications. In addition, both Mark and Randall Mays will serve as directors of the entertainment business of Clear Channel Communications, which is being spun off by Clear Channel Communications to its stockholders. We have not established any minimum time requirements for such officers. In addition, Mark and Randall Mays will continue to participate in Clear Channel Communications’ stock incentive and other benefits plans and will continue to hold a substantial number of shares of and/or options to purchase shares of common stock of Clear Channel Communications. These substantial interests in Clear Channel Communications’ equity present these officers with incentives different from those of our stockholders, and may create conflicts of interest described under “Risk Factors — Risks Related to Our Relationship with Clear Channel Communications.”
Registration Rights Agreement
      We will enter into a registration rights agreement with Clear Channel Communications prior to the completion of this offering to provide Clear Channel Communications with registration rights relating to shares of our outstanding common stock held by Clear Channel Communications after this offering. In this prospectus, we refer to this agreement as the Registration Rights Agreement.
      Clear Channel Communications may assign its rights under the Registration Rights Agreement to any person that acquires shares of our outstanding common stock subject to the agreement and agrees to be bound by the terms of the agreement. Subject to certain limitations, Clear Channel Communications and its permitted transferees may require us to register under the Securities Act of 1933, as amended, all or any portion of these shares, a so-called “demand request.” We are not obligated to effect the following:

•	a demand registration within 60 days after the effective date of a previous demand registration, other than a shelf registration pursuant to Rule 415 under the Securities Act;

•	a demand registration within 180 days after the effective date of the registration statement of which this prospectus is a part;

•	a demand registration, unless the demand request is for a number of shares of common stock with a market value that is equal to at least $150.0 million; and

•	more than two demand registrations during the first 12 months after this offering or more than three demand registrations during any 12-month period thereafter.
      We may defer the filing of a registration statement for a period of up to 90 days after a demand request has been made if (i) at the time of such request we are engaged in confidential business activities, which would be required to be disclosed in the registration statement, and our board of directors determines that such disclosure would be materially detrimental to us and our stockholders, or (ii) prior to receiving such request, our board of directors had determined to effect a registered underwritten public offering of our securities for our account and we have taken substantial steps to effect such offering. However, with respect to two demand requests only, if Clear Channel Communications or any of its affiliates makes a demand request during the two-year period after this offering, we will not have the right to defer such demand registration or to not file such registration statement during that period.
      Additionally, Clear Channel Communications and its permitted transferees have so-called “piggyback” registration rights, which means that Clear Channel Communications and its permitted transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our stockholders. The demand registration rights and piggyback registrations are each subject to market cutback exceptions.
      We will pay all costs and expenses in connection with any “demand” registration and any “piggyback” registration, except in each case underwriting discounts, commissions or fees attributable to the shares of common stock sold by Clear Channel Communications. The Registration Rights Agreement will set forth customary registration procedures, including an agreement by us to make our management available for road show presentations in connection with any underwritten offerings. We will also agree to indemnify Clear Channel Communications and its permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in the registration statement by Clear Channel Communications or any permitted transferee.
      The rights of Clear Channel Communications and its permitted transferees under the Registration Rights Agreement will remain in effect with respect to the shares of common stock covered by the agreement until those shares:

•	have been sold pursuant to an effective registration statement under the Securities Act;

•	have been sold to the public pursuant to Rule 144 under the Securities Act;

•	have been transferred in a transaction where subsequent public distribution of the shares would not require registration under the Securities Act; or

•	are no longer outstanding.
      Additionally, the registration rights under the agreement will cease to apply to a holder other than Clear Channel Communications or its affiliates when such holder holds less than 3% of economic value of the then-outstanding shares of common stock covered by the agreement and such shares are eligible for sale pursuant to Rule 144(k) under the Securities Act.
Tax Matters Agreement
      After this offering, we and certain of our eligible corporate subsidiaries will continue to be included in the affiliated group of corporations that files a consolidated return for U.S. federal income tax purposes of which Clear Channel Communications is the common parent corporation, and in certain cases, we or one or more of our subsidiaries may be included in the combined, consolidated or unitary group of Clear Channel Communications or one or more of its subsidiaries for certain foreign, state and local income tax purposes. Prior to the completion of this offering, we and Clear Channel Communications will enter into a tax matters agreement to allocate the responsibility of Clear Channel Communications and its subsidiaries, on the one hand, and we and our subsidiaries, on the other, for the payment of taxes resulting from filing tax returns on a combined, consolidated or unitary basis. In this prospectus, we refer to this agreement as the Tax Matters Agreement.
      With respect to tax returns for any taxable period in which we or any of our subsidiaries is included in the federal consolidated group or a state consolidated group of Clear Channel Communications or any of its subsidiaries, we will make payments to Clear Channel Communications pursuant to the Tax Matters Agreement equal to the amount of taxes that would be paid if we and each of our subsidiaries included in the consolidated group filed a separate tax return. We will also pay Clear Channel Communications the amount of any taxes with respect to tax returns that include only us or any of our subsidiaries, which returns, as described below, will be prepared and filed by Clear Channel Communications.
      With respect to certain tax items, such as foreign tax credits, alternative minimum tax credits, net operating losses and net capital losses, that are generated by us or our subsidiaries, but are used by Clear Channel Communications or its subsidiaries when the tax return for the consolidated group is filed, we will be reimbursed by Clear Channel Communications as such tax items are used.
      Under the Tax Matters Agreement, Clear Channel Communications is appointed the sole and exclusive agent for us and our subsidiaries in any and all matters relating to taxes, will have sole and exclusive responsibility for the preparation and filing of all tax returns (or amended returns) and will have the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of us or any of our subsidiaries. Additionally, Clear Channel Communications will determine the amount of our liability to (or entitlement to payment from) Clear Channel Communications under the Tax Matters Agreement. This arrangement may result in conflicts of interest between Clear Channel Communications and us. For example, under the Tax Matters Agreement, Clear Channel Communications will be able to choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Clear Channel Communications and detrimental to us.

      For U.S. federal income tax purposes, each member of an affiliated group of corporations that files a consolidated return is jointly and severally liable for the U.S. federal income tax liability of the entire group. Similar principles may apply with respect to members of a group that file a tax return on a combined, consolidated or unitary group basis for foreign, state and local tax purposes. Accordingly, although the Tax Matters Agreement will allocate tax liabilities between Clear Channel Communications and us during the period in which we or any of our subsidiaries is included in the consolidated group of Clear Channel Communications or any of its subsidiaries, we and our subsidiaries included in such consolidated group could be liable for the tax liability of the entire consolidated group in the event any such tax liability is incurred and not discharged by Clear Channel Communications. The Tax Matters Agreement will provide, however, that Clear Channel Communications will indemnify us and our subsidiaries to the extent that, as a result of us or any of our subsidiaries being a member of a consolidated group, we or our subsidiaries becomes liable for the tax liability of the entire consolidated group (other than the portion of such liability for which we and our subsidiaries are liable under the Tax Matters Agreement).
      Under Section 482 of the Code, the Internal Revenue Service has the authority in certain instances to redistribute, reapportion or reallocate gross income, deductions, credits or allowances between Clear Channel Communications and us. Other taxing authorities may have similar authority under comparable provisions of foreign, state and local law. The Tax Matters Agreement provides that we or Clear Channel Communications will indemnify the other to the extent that, as a result of the Internal Revenue Service exercising its authority (or any other taxing authority exercising a similar authority), the tax liability of one group is reduced while the tax liability of the other group is increased.
      If Clear Channel Communications spins off our Class B common stock to its stockholders in a distribution that is intended to be tax-free under Section 355 of the Code, we have agreed in the Tax Matters Agreement to indemnify Clear Channel Communications and its affiliates against any and all tax-related liabilities if such a spin-off fails to qualify as a tax-free distribution (including as a result of Section 355(e) of the Code) due to actions, events or transactions relating to our stock, assets or business, or a breach of the relevant representations or covenants made by us in the Tax Matters Agreement. If neither we nor Clear Channel Communications is responsible under the Tax Matters Agreement for any such spin-off not being tax-free under Section 355 of the Code, we and Clear Channel Communications have agreed that we will each be responsible for 50% of the tax related liabilities arising from the failure of such a spin-off to so qualify.
Employee Matters Agreement
      We have entered into an employee matters agreement with Clear Channel Communications covering certain compensation and employee benefit issues. In this prospectus, we refer to this agreement as the Employee Matters Agreement. In general, with certain exceptions, our employees will continue to participate in the Clear Channel Communications employee plans and arrangements along with the employees of other Clear Channel Communications subsidiaries, on terms and conditions consistent with past practice. We will also continue to have our payroll administered by Clear Channel Communications, also on terms and conditions consistent with past practice.
      We and Clear Channel Communications reserve the right to withdraw from or terminate our participation, as the case may be, in any of the Clear Channel Communications employee plans and arrangements at any time and for any reason, subject to at least 90 days’ notice. Unless sooner terminated, it is likely that our participation in Clear Channel Communications employee plans and arrangements will end if and at such time as we are no longer a subsidiary of Clear Channel Communications, which, for this purpose, means Clear Channel Communications owns less than 80% of the total combined voting power of all classes of our capital stock entitled to vote. We will, however, continue to bear the cost of and retain responsibility for all employment-related liabilities and obligations associated with our employees (and their covered dependents and beneficiaries), regardless of when incurred.
      We will have our own stock incentive and annual incentive plans in place for our employees. These plans are described in “Management — Employee Benefits Plans.” Our employees who participate in the

Clear Channel Communications Annual Incentive Compensation Plan will continue their participation for the balance of 2005, pursuant to the performance-based awards previously made to them. We will make the performance-related evaluations and determinations of 2005 bonus amounts earned by our executive officers under the Clear Channel Communications plan. For 2006, our executive officers and other designated key employees will be covered by our plan.
      Some or all of the Clear Channel Communications stock options granted to our employees before this offering may be converted into options to purchase shares of our Class A common stock, subject generally to the same vesting and other terms and conditions applicable to the original Clear Channel Communications options. See “Management — Clear Channel Communications Stock Plan Awards.”
Trademarks
      Prior to the completion of this offering, we will enter into a trademark license agreement that will entitle us to use (i) on a nonexclusive basis, the “Clear Channel” trademark and the Clear Channel Communications “outdoor” trademark logo with respect to day-to-day operations of our business; and (ii) certain other Clear Channel Communications marks in connection with our business. In this prospectus, we refer to this agreement as the Trademark License Agreement. Our use of the marks will be subject to Clear Channel Communications’ prior written approval. Clear Channel Communications may terminate our use of the marks in certain circumstances, including (i) a breach by us of a material term or condition of the Master Agreement and (ii) at any time after Clear Channel Communications ceases to own at least 50% of the total voting power of our common stock. For our use of these trademarks and other marks, we pay Clear Channel Communications a royalty fee which is approximately 1.5% of gross receipts (or outdoor advertising revenues earned by users of the marks) less an annual management fee of $21,600. For the years ended December 31, 2004 and 2003, we recorded $15.8 million and $14.1 million of royalty fees, respectively.
Clear Channel Communications Agreements with Third Parties
      Historically, we have received services provided by third parties pursuant to various agreements that Clear Channel Communications has entered into for the benefit of its affiliates. We pay the third parties directly for the services they provide to us or reimburse Clear Channel Communications for our share of the actual costs incurred under the agreements. After this offering, we intend to continue to procure certain of these third-party services, including services related to insurance, vehicle leases, information technology and software, through contracts entered into by Clear Channel Communications, to the extent we are permitted (and elect to) or required to do so.
Products and Services Provided between Clear Channel Communications and Us
      We and Clear Channel Communications engage in transactions in the ordinary course of our respective businesses. These transactions include our providing billboard and other advertising space to Clear Channel Communications at rates we believe would be charged to a third party in an arm’s length transaction.
      Our branch managers have historically followed a corporate policy allowing Clear Channel Communications to use, without charge, domestic displays that they or their staff believe would otherwise be unsold. Our sales personnel receive partial revenue credit for that usage for compensation purposes. This partial revenue credit is not included in our reported revenues. Clear Channel Communications bears the cost of producing the advertising and we bear the costs of installing and removing this advertising. In 2004, we estimated that these discounted revenues would have been less than 3% of our domestic revenues. Under the Master Agreement, this policy will continue.
Intercompany Notes
      We currently have issued three intercompany notes to Clear Channel Communications in the total original principal amount of approximately $4.0 billion. See “Use of Proceeds” and “Description of Indebtedness.”

PRINCIPAL STOCKHOLDER
      We are an indirect, wholly owned subsidiary of Clear Channel Communications. All of our common stock is held by Clear Channel Holdings, Inc., another wholly owned subsidiary of Clear Channel Communications. After this offering, Clear Channel Communications will own all of our outstanding shares of Class B common stock, representing approximately           % of the outstanding shares of our common stock and approximately           % of the total voting power of our common stock, or approximately           % and           %, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock. Clear Channel Communications will not own any of our outstanding shares of Class A common stock. Each share of our Class B common stock is convertible while owned by Clear Channel Communications or any of its affiliates (excluding us and our subsidiaries) at the option of the holder thereof into one share of Class A common stock. Clear Channel Communications has advised us that its current intent is to continue to hold all of our Class B common stock owned by it after this offering and thereby retain its controlling interest in us. However, Clear Channel Communications is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any shares of our common stock, except that Clear Channel Communications has agreed not to sell, spin off, split off or otherwise dispose of any shares of our common stock for a period of                    days after the date of this prospectus without the prior written consent of the underwriters, subject to certain limitations and limited exceptions. See “Underwriting.”

DESCRIPTION OF CAPITAL STOCK
      Below we have provided a summary description of our capital stock. This description is not complete. You should read the full text of our amended and restated certificate of incorporation and bylaws, which will be included as exhibits to the registration statement of which this prospectus is a part, as well as the provisions of applicable Delaware law.
General
      After this offering, we will be authorized to issue                     shares of our Class A common stock, $0.01 par value per share,                      shares or our Class B common stock, $0.01 par value per share, and                     shares of preferred stock, $0.01 par value per share.
Common Stock
      The rights of the Class A common stock and Class B common stock are substantially similar, except with respect to voting, conversion and transferability.

Voting Rights
      Each share of Class A common stock entitles its holder to one vote and each share of Class B common stock entitles its holder to 20 votes. Our Class A common stock and Class B common stock vote as a single class on all matters on which stockholders are entitled to vote, except as otherwise provided in our amended and restated certificate of incorporation or as required by law. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of Class A common stock and Class B common stock present in person or represented by proxy, voting as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law or in our amended and restated certificate of incorporation or in our bylaws, and subject to any voting rights granted to holders of any outstanding preferred stock and the powers of our board of directors to amend our bylaws, amendments to our amended and restated certificate of incorporation and bylaws must be approved by a majority of the votes entitled to be cast by the holders of our common stock, voting as a single class. Our Class A common stock and Class B common stock are not entitled to cumulate their votes in the election of directors.

Dividends
      Holders of Class A common stock and Class B common stock will share equally, on a per share basis, in any cash dividend declared by our board of directors, subject to any preferential rights of any outstanding shares of preferred stock. Dividends payable in shares of common stock may be paid only as follows: (i) shares of Class A common stock may be paid only to holders of Class A common stock, and shares of Class B common stock may be paid only to holders of Class B common stock, and (ii) the number of shares so paid will be equal, on a per share basis, with respect to each outstanding share of Class A common stock and Class B common stock.
      We may not reclassify, subdivide or combine shares of either class of common stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class.

Conversion
      While owned by Clear Channel Communications or any of its affiliates (excluding us), each share of our Class B common stock is convertible at the option of the holder thereof into one share of Class A common stock. In addition, any shares of Class B common stock transferred to a person other than Clear Channel Communications will convert into shares of Class A common stock on a one-for-one basis upon any such transfer, except for transfers to any of Clear Channel Communications’ affiliates (excluding us) or its stockholders pursuant to a tax-free transaction under Section 355 of the Code, or any corresponding provision of any successor statute, which we refer to as a tax-free spin-off.

Conversion After a Tax-Free Spin-Off
      Following any distribution of Class B common stock to Clear Channel Communications’ common stockholders in a transaction (including any distribution in exchange for Clear Channel Communications shares or securities) intended to qualify as a tax-free spin-off, each share of our Class B common stock will be convertible at the option of the holder thereof into one share of Class A common stock. In addition, each share of our Class B common stock will convert into one share of our Class A common stock upon any transfer thereof subsequent to such tax-free spin-off.
      Clear Channel Communications may determine, in its sole discretion, in accordance with our amended and restated certificate of incorporation that our Class B common stock will not be convertible into shares of our Class A common stock after a tax-free spin-off and, in such case, we would seek to list the Class B common stock on the NYSE. Such Class B common stock would be transferable after the tax-free spin-off, subject to applicable laws.
      Although Clear Channel Communications has no current plans with respect to a tax-free spin-off of us, it will have the flexibility to effect a tax-free spin-off of us in the future.

Other Rights
      Unless approved by a majority of the votes entitled to be cast by the holders of each class of common stock, voting separately as a class, in the event of any reorganization or consolidation of our company with one or more corporations or a merger of our company with another corporation in which shares of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).
      On liquidation, dissolution or winding up of our company, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock, regardless of class, are entitled to receive the same amount per share with respect to any distribution of assets to holders of shares of common stock.
      No shares of either class of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock or other securities of our company.
      Upon completion of this offering, all the outstanding shares of Class A common stock and Class B common stock will be validly issued, fully paid and nonassessable.
Preferred Stock
      Our board of directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change in control of our company without further action by our stockholders.
      At the completion of this offering, no shares of our preferred stock will be outstanding and we have no present plans to issue any shares of our preferred stock.

Provisions of Our Amended and Restated Certificate of Incorporation Relating to Related-Party Transactions and Corporate Opportunities
      In order to address potential conflicts of interest between Clear Channel Communications and us, our amended and restated certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve Clear Channel Communications and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with Clear Channel Communications. In general, these provisions recognize that we and Clear Channel Communications may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and will continue to have contractual and business relations with each other, including officers and directors or both of Clear Channel Communications serving as our officers or directors or both.
      Our amended and restated certificate of incorporation provides that, subject to any written agreement to the contrary, Clear Channel Communications will have no duty to refrain from engaging in the same or similar business activities or lines of business as us or doing business with any of our clients, customers or vendors or employing or otherwise engaging or soliciting any of our officers, directors or employees.
      Our amended and restated certificate of incorporation provides that if Clear Channel Communications acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both Clear Channel Communications and us, we will have renounced our interest in such corporate opportunity. Clear Channel Communications will, to the fullest extent permitted by law, have satisfied its fiduciary duty with respect to such a corporate opportunity and will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that it acquires or seeks the corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.
      If one of our directors or officers who is also a director or officer of Clear Channel Communications learns of a potential transaction or matter that may be a corporate opportunity for both Clear Channel Communications and us, our amended and restated certificate of incorporation provides that we will have renounced our interest in the corporate opportunity unless that opportunity is expressly offered to that person in writing solely in his or her capacity as our director or officer.
      If one of our officers or directors, who also serves as a director or officer of Clear Channel Communications, learns of a potential transaction or matter that may be a corporate opportunity for both Clear Channel Communications and us, our amended and restated certificate of incorporation provides that the director or officer will have no duty to communicate or present that corporate opportunity to us and will not be liable to us or our stockholders for breach of fiduciary duty by reason of Clear Channel Communications’ actions with respect to that corporate opportunity.
      For purposes of our amended and restated certificate of incorporation, “corporate opportunities” include, but are not limited to, business opportunities that (i) we are financially able to undertake, (ii) are, from their nature, in our line of business, (iii) are of practical advantage to us and (iv) are ones in which we would have an interest or a reasonable expectancy.
      The corporate opportunity provisions in the restated certificate will expire on the date that Clear Channel Communications ceases to own shares of our common stock representing at least 20% of the total voting power and no person who is a director or officer of us is also a director or officer of Clear Channel Communications.
      By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to corporate opportunities that are described above.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Bylaws and Delaware Law
      Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make the following more difficult, although they have little significance while we are controlled by Clear Channel Communications:

•	acquisition of us by means of a tender offer or merger;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.
      These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Election and Removal of Directors
      Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes. The term of the first class of directors expires at our 2007 annual meeting of stockholders, the term of the second class of directors expires at our 2008 annual meeting of stockholders and the term of the third class of directors expires at our 2009 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us if Clear Channel Communications no longer controls us because it generally makes it more difficult for stockholders to replace a majority of our directors.
      Directors may be removed, with or without cause, by the affirmative vote of shares representing a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors as long as Clear Channel Communications and its subsidiaries (excluding our company and our subsidiaries) owns shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Once Clear Channel Communications and its subsidiaries (excluding our company and our subsidiaries) cease to own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, our amended and restated certificate of incorporation requires that directors may only be removed for cause and only by the affirmative vote of not less than 80% of votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Size of Board and Vacancies
      Our amended and restated certificate of incorporation provides that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled solely by the vote of our remaining directors in office. Any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office; provided, however, that as long as Clear Channel Communications and its subsidiaries (excluding our company and our subsidiaries) continue to beneficially own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors and such vacancy was caused by the action of stockholders, then such vacancy may only be filled by the affirmative vote of shares representing at least a majority of the votes entitled to be cast by the outstanding common stock in the election of our board of directors.

Stockholder Action by Written Consent
      Our amended and restated certificate of incorporation permits our stockholders to act by written consent without a meeting as long as Clear Channel Communications and its subsidiaries (excluding our company and our subsidiaries) continue to beneficially own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Once Clear Channel Communications and its subsidiaries (excluding our company and our subsidiaries) cease to beneficially own at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, our amended and restated certificate of incorporation eliminates the right of our stockholders to act by written consent.

Amendment of Our Bylaws
      Our amended and restated certificate of incorporation and bylaws provide that the provisions of our bylaws relating to the calling of meetings of stockholders, notice of meetings of stockholders, required quorum at meetings of stockholders, conduct of meetings of stockholders, stockholder action by written consent, advance notice of stockholder business or director nominations, the authorized number of directors, the classified board structure, the filling of director vacancies or the removal of directors and indemnification of officers and directors (and any provision relating to the amendment of any of these provisions) may only be amended by the vote of a majority of our entire board of directors or, as long as Clear Channel Communications and its subsidiaries (excluding our company and our subsidiaries) owns shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, by the vote of holders of a majority of the votes entitled to be cast by outstanding capital stock in the election of our board of directors. Once Clear Channel Communications and its subsidiaries (excluding our company and our subsidiaries) cease to own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, our amended and restated certificate of incorporation and bylaws provide that these provisions may only be amended by the vote of a majority of our entire board of directors or by the vote of holders of at least 80% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Amendment of Certain Provisions of Our Amended and Restated Certificate of Incorporation
      The amendment of any of the above provisions in our amended and restated certificate of incorporation requires approval by holders of shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, as long as Clear Channel Communications and its subsidiaries (excluding our company and our subsidiaries) owns shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Once Clear Channel Communications and its subsidiaries (excluding our company and our subsidiaries) cease to own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, our amended and restated certificate of incorporation and applicable provisions of Delaware law provide that these provisions may only be amended by the vote of a majority of our entire board of directors followed by the vote of holders of at least 80% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Stockholder Meetings
      Our amended and restated certificate of incorporation and bylaws provide that a special meeting of our stockholders may be called only by (i) Clear Channel Communications, so long as Clear Channel Communications and its subsidiaries (excluding our company and our subsidiaries) beneficially own at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors or (ii) the Chairman of our board of directors or our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals
      Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.
      In general, for nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must give notice in writing to our secretary 90 to 120 days before the first anniversary of the preceding year’s annual meeting, and the business must be a proper matter for stockholder action. The stockholder’s notice must include for each proposed nominee and business, as applicable, (i) all required information under the Securities Exchange Act of 1934, as amended, (ii) the proposed nominee’s written consent to serve as a director if elected, (iii) a brief description of the proposed business, (iv) the reasons for conducting the business at the meeting, (v) the stockholder’s material interest in the business, (vi) the stockholder’s name and address and (vii) the class and number of our shares which the stockholder owns.
      In general, only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to our notice of meeting. At a special meeting of stockholders at which directors are to be elected pursuant to our notice of meeting, a stockholder who is a stockholder of record at the time of giving notice, who is entitled to vote at the meeting and who complies with the notice procedures, may nominate proposed nominees. In the event we call a special meeting of stockholders to elect one or more directors, a stockholder may nominate a person or persons if the stockholder’s notice is delivered to our secretary 90 to 120 days before the such special meeting.
      Only such persons who are nominated in accordance with the procedures set forth in our bylaws shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in our bylaws. The chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed in accordance with the procedures set forth in or bylaws and, if any proposed nomination or business is not in compliance with our bylaws, to declare that such defective proposal or nomination shall be disregarded.
      Clear Channel Communications shall be entitled to nominate persons for election to the board of directors and propose business to be considered by stockholders at any meeting of stockholders without compliance with the foregoing advance notice requirements, so long as Clear Channel Communications owns at least 50% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Delaware Anti-Takeover Law
      Our amended and restated certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, does not apply to us until Clear Channel Communications owns less than 15% of the total voting power of our common stock, at which date Section 203 shall apply prospectively.
      In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s voting stock. This may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

No Cumulative Voting
      Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of our board of directors.
Pre-Offering Transactions with Clear Channel Communications
      Our amended and restated certificate of incorporation provides that neither any agreement nor any transaction entered into between us or any of our affiliated companies and Clear Channel Communications and any of its affiliated companies prior to this offering nor the subsequent performance of any such agreement will be considered void or voidable or unfair to us because Clear Channel Communications or any of its affiliated companies is a party or because directors or officers of Clear Channel Communications were on our board of directors when those agreements or transactions were approved. In addition, those agreements and transactions and their performance will not be contrary to any fiduciary duty of any directors or officers of our company or any affiliated company.

Transfer Agent and Registrar
      The transfer agent and registrar for our Class A common stock is Bank of New York.

New York Stock Exchange Listing
      We expect the shares of our Class A common stock to be approved for listing on the NYSE under the symbol “CCO.”

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our Class A common stock. The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our Class A common stock and our ability to raise equity capital in the future.
      Upon the completion of this offering, we will have                     shares of common stock outstanding (assuming the underwriters’ option to purchase additional shares of Class A common stock is not exercised in full), which includes the approximately                     shares of Class A common stock sold by us in this offering and approximately                     shares of Class B common stock outstanding (including                      shares of Class B common stock issued by us in exchange for a portion of the balance of the intercompany notes because the underwriters’ option to purchase additional shares is not exercised in full).
      Of those shares, all of the shares of our Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The shares of our Class B common stock held by Clear Channel Communications are “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market by Clear Channel Communications only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 144(k) under the Securities Act. These rules are summarized below.
Rule 144
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who have beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of shares of common stock then outstanding, which will equal approximately                      shares immediately after this offering, or (ii) the average weekly trading volume of our Class A common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on SEC Form 144 is filed.
      Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Stock Issued Under Employee Plans
      We intend to file registration statements on Form S-8 under the Securities Act to register approximately                     shares of Class A common stock issuable with respect to options and restricted stock units to be granted under our employee plans. Currently, there are no outstanding options to purchase shares of our Class A common stock or restricted stock units. These registration statements are expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options or restricted stock units after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.
Lock-up Agreements
      Notwithstanding the foregoing, our company, our directors and officers and Clear Channel Communications have agreed with the underwriters not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock owned by them during the period from the date of this prospectus continuing through the date                     days after the date of this prospectus, except with the prior written consent of the underwriters, subject to certain limitations and limited exceptions. See “Underwriting.”
Registration Rights
      As described in “Arrangements Between Clear Channel Communications and Us — Registration Rights Agreement,” we will enter into a registration rights agreement with Clear Channel Communications. We do not have any other contractual obligations to register our stock.

DESCRIPTION OF INDEBTEDNESS
      On August 2, 2005, one of our wholly owned subsidiaries issued to us an intercompany note in the original principal amount of $2.5 billion, which we subsequently distributed to our parent, Clear Channel Holdings, Inc., as a dividend on our common stock and in turn Clear Channel Holdings, Inc. distributed the note to its and our ultimate parent, Clear Channel Communications, as a dividend on its common stock. This note matures on August 2, 2010, may be prepaid in whole at any time, or in part from time to time, and accrues interest at a variable per annum rate equal to the weighted average cost of debt for Clear Channel Communications, as determined by Clear Channel Communications from time to time. At August 31, 2005, the interest rate on the $2.5 billion intercompany note was 5.7%.
      Upon a change of control of us, the entire outstanding principal amount of, and all accrued interest on, this note, and all accrued related costs and expenses are mandatorily payable.
      Until all our obligations evidenced by and provided for in the $2.5 billion intercompany note are fully paid, we and our subsidiaries are subject to certain negative covenants contained in the note, including limitations on the following:

•	becoming liable for consolidated funded indebtedness (as defined in the note), excluding certain intercompany indebtedness or guarantees of indebtedness incurred by Clear Channel Communications or certain of its subsidiaries, in a principal amount in excess of $400.0 million at any one time outstanding;

•	creating liens;

•	making investments;

•	sale and leaseback transactions (as defined in the note), which when aggregated with consolidated funded indebtedness secured by liens, will not exceed an amount equal to 10% of our total consolidated shareholder’s equity (as defined in the note) as shown on our most recently reported annual audited consolidated financial statements;

•	disposing of all or substantially all of our assets;

•	mergers and consolidations;

•	declaring or paying dividends or other distributions;

•	repurchasing our equity; and

•	limitations on entering into transactions with our affiliates.
      In addition, upon our issuances of equity and incurrences of debt, subject to certain exceptions, we are required to prepay the note in the amount of net proceeds received from such events. The note contains customary events that permit its maturity to be accelerated prior to its stated maturity date including our failure to comply with any of its negative covenants. See “Arrangements Between Clear Channel Communications and Us.”
      We believe that the size of the $2.5 billion intercompany note, combined with our additional existing third party indebtedness, sets a leverage level for us that is appropriate for a company with our asset mix and is generally in line with our peer companies. Furthermore, we believe that future cash flow from operations will be sufficient to fund the interest on our indebtedness obligations for a period of at least 18 months.
      For additional information regarding our other indebtedness, see “Risk Factors — Risks Related to Our Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition and Liquidity — Liquidity,” “Use of Proceeds” and Note F to the notes to our combined financial statements included elsewhere in this prospectus.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
OF COMMON STOCK
      The following discussion summarizes the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock by certain non-U.S. holders (as defined below). This discussion only applies to non-U.S. holders who purchase and hold our Class A common stock as a capital asset for U.S. federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances.
      A “non-U.S. holder,” for the purposes of this discussion, means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States (including certain former citizens and former long-term residents);

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
      This discussion is based upon provisions of the Code and regulations, rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This discussion does not address all aspects of U.S. federal income and estate taxes and does not describe any foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid U.S. federal income tax, pass-through entity or an investor in a pass-through entity). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this discussion.
      If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the U.S. federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.
      This discussion is provided for general information only and does not constitute legal advice to any prospective purchaser of our Class A common stock. Additionally, this discussion cannot be used by any holder for the purpose of avoiding tax penalties that may be imposed on such holder. If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the U.S. federal income and estate tax consequences of purchasing, owning and disposing of our Class A common stock in light of your particular circumstances and any consequences arising under the laws of applicable state, local or foreign taxing jurisdictions. You should also consult with your tax advisors concerning any possible enactment of legislation that would affect your investment in our Class A common stock in your particular circumstances.
Dividends
      Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
      A non-U.S. holder of our Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to either:

•	complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits; or

•	if our Class A common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations.
      Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
      A non-U.S. holder of our Class A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.
Gain on Disposition of Class A Common Stock
      Any gain realized by a non-U.S. holder on the disposition of our Class A common stock generally will not be subject to U.S. federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.
      An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.
      We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax
      Class A common stock held by an individual non-U.S. holder at the time of death will be included in such non-U.S. holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding
      We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
      A non-U.S. holder will be subject to backup withholding for dividends paid to such non-U.S. holder unless such non-U.S. holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a United States person as defined under the Code), and such non-U.S. holder otherwise establishes an exemption.
      Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Class A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), and such owner otherwise establishes an exemption.
      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING
      We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. will act as global coordinator and senior book-running manager for the offering.                     and                     will act as the joint book-running managers of the underwriters listed below:

Underwriters	Number of Shares

Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Banc of America Securities LLC
Bear, Stearns & Co. Inc.
Credit Suisse First Boston
Allen & Company LLC
Barrington Research Associates, Inc.
Harris Nesbitt Corp.
SunTrust Capital Markets, Inc.
Wachovia Capital Markets, LLC

Total

      The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                     shares to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
      The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the Company	No Exercise	Full Exercise

Per Share
Total
      Shares sold by the underwriters to the public will initially be offered at an initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.
      We and our directors, executive officers and certain other employees,                     (to the extent of any remaining interest) and Clear Channel Communications have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus and

continuing to and including the date                     days after the date of this prospectus, except with the prior written consent of the underwriters, subject to certain limitations and limited exceptions. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or material event, as applicable, unless the representatives waive, in writing, such an extension. We have been advised by the underwriters that they may at their discretion waive the lock-up agreements; however, they have no current intention of releasing any shares subject to a lock-up agreement. The release of any lock-up would be considered on a case-by-case basis. In considering any request to release shares covered by a lock-up agreement, the representatives would consider, among other factors, the particular circumstances surrounding the request, including but not limited to the number of shares requested to be released, market conditions, the possible impact on the market for our Class A common stock, the trading price of our Class A common stock, historical trading volumes of our Class A common stock, the reasons for the request and whether the person seeking the release is one of our officers or directors. No agreement has been made between the representatives and us or any of our stockholders pursuant to which the representatives will waive the lock-up restrictions.
      Prior to this offering, there has been no public market for the shares of Class A common stock. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
      We intend to have the Class A common stock listed on the New York Stock Exchange under the symbol “CCO.” In order to meet one of the requirements for listing on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares of Class A common stock to a minimum of 2,000 beneficial holders.
      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, the Nasdaq Stock Market, in the over-the-counter market or otherwise.
      Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA [does not] [would not, if the company were not an authorised person,](1) apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

      The underwriters do not expect sales in discretionary accounts to exceed           % of the total number of shares offered.
      We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          .
      We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
      Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us or our affiliates, for which they received or will receive customary fees and expenses.

1 Use the first alternative if the company is not an authorised person and the second alternative if it is an authorised person.

LEGAL MATTERS
      The validity of the issuance of the shares of Class A common stock to be sold in this offering will be passed upon for us by Fulbright & Jaworski L.L.P., San Antonio, Texas. Cravath, Swaine & Moore LLP, New York, New York will act as counsel to the underwriters.
EXPERTS
      The combined financial statements of Clear Channel Outdoor Holdings, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
AVAILABLE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Securities Exchange Act of 1934, or Exchange Act. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

      The following report is in the form that will be signed upon the completion of the transaction described in Basis of Presentation of Note A to the financial statements.

/s/ Ernst & Young LLP

Ernst & Young LLP
San Antonio, Texas
August 9, 2005
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BOARD OF DIRECTORS
CLEAR CHANNEL COMMUNICATIONS, INC.
      We have audited the accompanying combined balance sheets of Clear Channel Outdoor Holdings, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related combined statements of operations, changes in owner’s equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Clear Channel Outdoor Holdings, Inc. and subsidiaries at December 31, 2004 and 2003, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
      As discussed in Note B to the combined financial statements, in 2004 the Company changed its method of accounting for indefinite lived intangibles and in 2002 the Company changed its method for accounting for goodwill.
San Antonio, Texas
      August 4, 2005, except as to Basis of Presentation of Note A, as to which date is                      , 2005.

COMBINED BALANCE SHEETS

	December 31,

	2004	2003

	(In thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$37,948	$34,105
Accounts receivable, less allowance of $19,487 in 2004 and $15,713 in 2003	661,244	630,758
Due from Clear Channel Communications	302,634	154,446
Prepaid expenses	59,601	58,133
Other current assets	45,813	81,227

Total Current Assets	1,107,240	958,669
PROPERTY, PLANT AND EQUIPMENT
Land, buildings and improvements	318,478	304,492
Structures	3,110,233	2,888,834
Furniture and other equipment	238,973	203,998
Construction in progress	54,021	68,481

	3,721,705	3,465,805
Less accumulated depreciation	1,525,720	1,201,699

	2,195,985	2,264,106
INTANGIBLE ASSETS
Definite-lived intangibles, net	334,284	384,567
Indefinite-lived intangibles — permits	211,690	424,640
Goodwill	787,006	700,797
OTHER ASSETS
Notes receivable	5,872	6,286
Investments in, and advances to, nonconsolidated affiliates	175,057	155,646
Deferred tax asset	231,056	155,193
Other assets	189,513	166,435
Other investments	3,230	16,481

Total Assets	$5,240,933	$5,232,820

LIABILITIES AND OWNER’S EQUITY
CURRENT LIABILITIES
Accounts payable	$243,542	$274,951
Accrued expenses	264,567	226,497
Accrued interest	558	220
Deferred income	94,120	97,771
Current portion of long-term debt	146,268	136,763

Total Current Liabilities	749,055	736,202
Long-term debt	30,112	70,254
Debt with Clear Channel Communications	1,463,000	1,463,000
Other long-term liabilities	205,811	148,560
Minority interest	63,302	54,640
Commitment and contingent liabilities (Note G)
OWNER’S EQUITY
Owner’s net investment	6,679,664	6,679,664
Retained deficit	(4,250,222)	(4,094,842)
Accumulated other comprehensive income	300,211	175,342

Total Owner’s Equity	2,729,653	2,760,164

Total Liabilities and Owner’s Equity	$5,240,933	$5,232,820

See Notes to Combined Financial Statements

COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Revenue	$2,447,040	$2,174,597	$1,859,641
Operating expenses:
Direct operating expenses (exclusive of depreciation and amortization)	1,262,317	1,133,386	957,830
Selling, general and administrative expenses (exclusive of depreciation and amortization)	499,457	456,893	392,803
Depreciation and amortization	388,217	379,640	336,895
Corporate expenses (exclusive of depreciation and amortization)	53,770	54,233	52,218

Operating income	243,279	150,445	119,895
Interest expense	14,177	14,201	11,623
Intercompany interest expense	145,653	145,648	227,402
Equity in earnings (loss) of nonconsolidated affiliates	(76)	(5,142)	3,620
Other income (expense) — net	(13,341)	(8,595)	9,164

Income (loss) before income taxes and cumulative effect of a change in accounting principle	70,032	(23,141)	(106,346)
Income tax (expense) benefit:
Current	(23,422)	12,092	72,008
Deferred	(39,132)	(23,944)	(21,370)

Income (loss) before cumulative effect of change in accounting principle	7,478	(34,993)	(55,708)
Cumulative effect of change in accounting principle, net of tax of, $113,173 in 2004 and $504,927 in 2002	(162,858)	—	(3,527,198)

Net loss	(155,380)	(34,993)	(3,582,906)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	124,869	216,214	135,612

Comprehensive income (loss)	$(30,511)	$181,221	$(3,447,294)

See Notes to Combined Financial Statements

COMBINED STATEMENTS OF CHANGES IN OWNER’S EQUITY

		Retained	Accumulated Other
	Owner’s Net	Earnings	Comprehensive
	Investment	(Deficit)	Income (Loss)	Total

	(In thousands)
Balances at December 31, 2001	$6,066,825	$(476,943)	$(176,484)	$5,413,398
Net loss	—	(3,582,906)	—	(3,582,906)
Net transfers from Clear Channel Communications	612,839	—	—	612,839
Currency translation adjustment	—	—	135,612	135,612

Balances at December 31, 2002	6,679,664	(4,059,849)	(40,872)	2,578,943
Net loss	—	(34,993)	—	(34,993)
Currency translation adjustment	—	—	216,214	216,214

Balances at December 31, 2003	6,679,664	(4,094,842)	175,342	2,760,164
Net loss	—	(155,380)	—	(155,380)
Currency translation adjustment	—	—	124,869	124,869

Balances at December 31, 2004	$6,679,664	$(4,250,222)	$300,211	$2,729,653

See Notes to Combined Financial Statements

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(155,380)	$(34,993)	$(3,582,906)
Reconciling items:
Cumulative effect of a change in accounting principle, net of tax	162,858	—	3,527,198
Depreciation	321,071	312,692	271,683
Amortization of intangibles	67,146	66,948	65,212
Deferred taxes	39,132	23,944	21,370
(Gain) loss on sale of operating and fixed assets	(11,718)	(11,047)	(7,118)
(Gain) loss on sale of other investments	—	(81)	—
Equity in earnings (loss) of nonconsolidated affiliates	76	5,142	(3,620)
Increase (decrease) other, net	5,024	2,888	(16,603)
Changes in operating assets and liabilities, net of effects of acquisitions:
Decrease (increase) in accounts receivable	(21,149)	(84,197)	(28,870)
Decrease (increase) in prepaid expenses	(1,468)	(5,478)	4,598
Decrease (increase) in other current assets	4,262	2,589	11,377
Increase (decrease) in accounts payable, accrued expenses and other liabilities	51,535	99,583	57,821
Increase (decrease) in accrued interest	343	(692)	41
Increase (decrease) in deferred income	(2,537)	10,587	17,220
Increase (decrease) in accrued income taxes	33,300	45,574	(17,168)

Net cash provided by operating activities	492,495	433,459	320,235
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in notes receivable, net	414	(202)	98
Decrease (increase) in investments in, and advances to nonconsolidated affiliates — net	(6,986)	(619)	(6,068)
Purchase of other investments	(961)	—	—
Proceeds from sale of other investment	12,076	—	—
Purchases of property, plant and equipment	(176,140)	(205,145)	(290,187)
Proceeds from disposal of assets	8,354	48,806	45,991
Acquisition of operating assets	(94,878)	(44,137)	(154,685)
Decrease (increase) in other — net	(52,537)	(28,865)	(25,993)

Net cash used in investing activities	(310,658)	(230,162)	(430,844)
CASH FLOWS FROM FINANCING ACTIVITIES:
Draws on credit facilities	71,389	122,032	192,418
Payments on credit facilities	(104,945)	(190,077)	(175,646)
Proceeds from issuance of debt with Clear Channel Communications	—	—	154,685
Net transfers (to) from Clear Channel Communications	(148,188)	(154,446)	1,736
Payments on long-term debt	(262)	—	—

Net cash provided by (used in) financing activities	(182,006)	(222,491)	173,193
Effect of exchange rate changes on cash	4,012	7,558	(16,843)
Net increase (decrease) in cash and cash equivalents	3,843	(11,636)	45,741
Cash and cash equivalents at beginning of year	34,105	45,741	—

Cash and cash equivalents at end of year	$37,948	$34,105	$45,741

SUPPLEMENTAL DISCLOSURE
Cash paid during the year for interest	$175,395	$198,296	$267,972
Cash paid during the year for taxes	$22,195	$18,043	$12,996
See Notes to Combined Financial Statements

NOTES TO COMBINED FINANCIAL STATEMENTS
NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
      Clear Channel Outdoor Holdings, Inc. (“the Company”) is currently a wholly-owned subsidiary of Clear Channel Communications Inc. (“Clear Channel Communications”), a diversified media company with operations in radio broadcasting, outdoor advertising, and live entertainment. On April 29, 2005, Clear Channel Communications announced a plan to separate its outdoor advertising business into a separate company. As part of the plan, Clear Channel Communications intends on completing an initial public offering (“IPO”) of 10% of the Company’s common stock. Clear Channel Communications and its subsidiaries will contribute and transfer to the Company all of the assets and liabilities of the outdoor advertising businesses not currently held by the Company prior to the completion of the IPO.

Nature of Business
      The Company operates in the outdoor advertising industry by selling advertising on billboards, street furniture and other transit advertising displays. The Company has two principal business segments: domestic and international. The domestic segment includes operations in North and South America; and the international segment includes operations in Europe, Asia, Africa and Australia.

Principles of Combination
      The combined financial statements include assets and liabilities of Clear Channel Communications not currently owned by the Company that will be transferred prior to or concurrent with the IPO transaction. The combined financial statements are comprised of businesses included in the consolidated financial statements and accounting records of Clear Channel Communications using the historical results of operations, and historical basis of assets and liabilities of the outdoor business. Significant intercompany accounts among the combined businesses have been eliminated in consolidation. Investments in nonconsolidated affiliates are accounted for using the equity method of accounting.

Cash and Cash Equivalents
      Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

Allowance for Doubtful Accounts
      The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, it records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debt based on historical experience of bad debts as a percent of revenues for each business unit, adjusted for relative improvements or deteriorations in the agings and changes in current economic conditions.

Prepaid Expenses
      Most of the Company’s prepaid expenses relate to lease payments on advertising structures that are located on leased land. Domestic land rents are typically paid in advance for periods ranging from one to twelve months. International land rents are paid both in advance and in arrears, for periods ranging from one to twelve months. Most international street furniture advertising display faces are licensed through municipalities for up to 20 years. The street furniture licenses often include a percent of revenue to be paid along with a base rent payment. Prepaid land leases are recorded as an asset and expensed ratably over the related rental term and license and rent payments in arrears are recorded as an accrued liability.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Purchase Accounting
      The Company accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying identifiable net assets, including any related indefinite-lived permit intangible assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. In addition, reserves have been established on the Company’s balance sheet related to acquired liabilities and qualifying restructuring costs and contingencies based on assumptions made at the time of acquisition. The Company evaluates these reserves on a regular basis to determine the adequacies of the amounts.

Asset Retirement Obligation
      On January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. The Company’s asset retirement obligation is reported in “Other long-term liabilities” and relates primarily to the Company’s obligation upon the termination or non-renewal of a lease to dismantle and remove its advertising structures from the leased land and to reclaim the site to its original condition. The Company records the present value of obligations associated with the retirement of its advertising structures in the period in which the obligation is incurred. The liability is capitalized as part of the related advertising structures carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset.

Property, Plant and Equipment
      Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method at rates that, in the opinion of management, are adequate to allocate the cost of such assets over their estimated useful lives, which are as follows:

Buildings and improvements — 10 to 39 years
Structures — 5 to 40 years
Furniture and other equipment — 3 to 20 years
Leasehold improvements — shorter of economic life or lease term assuming renewal periods, if appropriate
      For assets associated with a lease or contract, the assets are depreciated at the shorter of the economic life or the lease or contract term, assuming renewal periods, if appropriate. Expenditures for maintenance and repairs are charged to operations as incurred, whereas expenditures for renewal and betterments are capitalized.
      The Company tests for possible impairment of property, plant, and equipment whenever events or changes in circumstances, such as a reduction in operating cash flow or a dramatic change in the manner that the asset is intended to be used indicate that the carrying amount of the asset may not be recoverable. If indicators exist, the Company compares the estimated undiscounted future cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the estimated undiscounted future cash flow amount, an impairment charge is recorded in depreciation and amortization expense in the statement of operations for amounts necessary to reduce the carrying value of the asset to fair value. The impairment loss calculations require management to apply judgment in estimating future cash flows and the discount rates that reflects the risk inherent in future cash flows.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Intangible Assets
      The Company classifies intangible assets as definite-lived or indefinite-lived intangible assets, as well as goodwill. Definite-lived intangibles include primarily transit and street furniture contracts, which are amortized over the respective lives of the agreements, typically five to fifteen years. The Company periodically reviews the appropriateness of the amortization periods related to its definite-lived assets. These assets are stated at cost. Indefinite-lived intangibles include billboard permits. The excess cost over fair value of net assets acquired is classified as goodwill. The indefinite-lived intangibles and goodwill are not subject to amortization, but are tested for impairment at least annually.
      The Company tests for possible impairment of definite-lived intangible assets whenever events or changes in circumstances, such as a reduction in operating cash flow or a dramatic change in the manner that the asset is intended to be used indicate that the carrying amount of the asset may not be recoverable. If indicators exist, the Company compares the estimated undiscounted future cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the estimated undiscounted future cash flow amount, an impairment charge is recorded in depreciation and amortization expense in the statement of operations for amounts necessary to reduce the carrying value of the asset to fair value.
      The Company performed its 2004 annual impairment test for its permits using a direct valuation technique as prescribed by the Emerging Issues Task Force (“EITF”) Topic D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill (“D-108”), which the Company adopted in the fourth quarter of 2004. Certain assumptions are used under the Company’s direct valuation technique, including market penetration leading to revenue potential, profit margin, duration and profile of the build-up period, estimated start-up cost and losses incurred during the build-up period, the risk adjusted discount rate and terminal values. The Company considered fair values derived by a third-party valuation firm to assist it in performing its impairment test. Impairment charges, other than the charge taken under the transitional rules of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“Statement 142”) and D-108, are recorded in depreciation and amortization expense on the statement of operations.
      At least annually, the Company performs its impairment test for each reporting unit’s goodwill using a discounted cash flow model to determine if the carrying value of the reporting unit, including goodwill, is less than the fair value of the reporting unit. Certain assumptions are used in determining the fair value, including assumptions about cash flow rates, discount rates, and terminal values. If the fair value of the Company’s reporting unit is less than the carrying value of the reporting unit, the Company reduces the carrying amount of goodwill. Impairment charges, other than the charge taken under the transitional rules of Statement 142 are recorded in amortization expense on the statement of operations.

Nonconsolidated Affiliates
      In general, investments in which the Company owns 20 percent to 50 percent of the common stock or otherwise exercises significant influence over the company are accounted for under the equity method. The Company does not recognize gains or losses upon the issuance of securities by any of its equity method investees. The Company reviews the value of equity method investments and records impairment charges in the statement of operations for any decline in value that is determined to be other-than-temporary.

Financial Instruments
      Due to their short maturity, the carrying amounts of accounts and notes receivable, accounts payable, accrued liabilities and short-term borrowings approximated their fair values at December 31, 2004 and 2003. Additionally, as none of the Company’s debt is publicly traded, the carrying amounts of long-term debt approximated their fair value at December 31, 2004 and 2003.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Income Taxes
      The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting bases and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. Deferred tax assets are reduced by valuation allowances if the Company believes it is more likely than not that some portion or all of the asset will not be realized. As all earnings from the Company’s foreign operations are permanently reinvested and not distributed, the Company’s income tax provision does not include additional U.S. taxes on foreign operations. It is not practical to determine the amount of federal income taxes, if any, that might become due in the event that the earnings were distributed.
      The operations of the Company are included in a consolidated federal income tax return filed by Clear Channel Communications, Inc. However, for financial reporting purposes, the Company’s provision for income taxes has been computed on the basis that the Company files separate consolidated income tax returns with its subsidiaries.

Revenue Recognition
      The Company provides services under the terms of contracts covering periods up to three years, which are generally billed monthly. Revenue for advertising space rental is recognized ratably over the term of the contract. Advertising revenue is reported net of agency commissions. Agency commissions are calculated based on a stated percentage applied to gross billing revenue for the Company’s operations. Clients remit the gross billing amount to the agency and the agency remits gross billings less their commission to the Company. Payments received in advance of being earned are recorded as deferred income.
      The Company believes that the credit risk with respect to trade receivables is limited due to the large number and the geographic diversification of its customers.

Foreign Currency
      Results of operations for foreign subsidiaries and foreign equity investees are translated into U.S. dollars using the average exchange rates during the year. The assets and liabilities of those subsidiaries and investees, other than those of operations in highly inflationary countries, are translated into U.S. dollars using the exchange rates at the balance sheet date. The related translation adjustments are recorded in a separate component of owner’s equity, “Accumulated other comprehensive income”. Foreign currency transaction gains and losses, as well as gains and losses from translation of financial statements of subsidiaries and investees in highly inflationary countries, are included in operations.

Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, judgments, and assumptions that affect the amounts reported in the financial statements and accompanying notes including, but not limited to, legal, tax and insurance accruals. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

New Accounting Pronouncements
      The Securities and Exchange Commission (“SEC”) staff issued D-108 at the September 2004 meeting of the EITF. D-108 states that the residual method should no longer be used to value intangible assets other than goodwill. Rather, a direct method should be used to determine the fair value of all intangible assets required to be recognized under Statement of Financial Accounting Standards No. 141,

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Business Combinations. Registrants who have applied the residual method to the valuation of intangible assets for purposes of impairment testing under Statement 142 shall perform an impairment test using a direct value method on all intangible assets that were previously valued using the residual method by no later than the beginning of their first fiscal year beginning after December 15, 2004. The Company adopted D-108 for its fiscal year ended December 31, 2004. As a result of adoption, the Company recorded a non-cash charge of $162.9 million, net of deferred taxes of $113.2 million, as a cumulative effect of a change in accounting principle during the fourth quarter of 2004. See Note B for more disclosure.
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standard No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (“Statement 153”). Statement 153 eliminates the APB 29 exception for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. Statement 153 is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of Statement 153 should be applied prospectively. The Company expects to adopt Statement 153 for its fiscal year beginning January 1, 2006 and management does not believe that adoption will materially impact the Company’s financial position or results of operations.
      In December 2004, the FASB issued Staff Position 109-2, Accounting and Disclosure Guidance for the Foreign Repatriation Provision within the American Jobs Creation Act of 2004 (“FSP 109-2”). FSP 109-2 allows an enterprise additional time beyond the financial reporting period in which the Act was enacted to evaluate the effects of the Act on its plans for repatriation of unremitted earnings for purposes of applying Financial Accounting Standard No. 109, Accounting for Income Taxes, (“Statement 109”). FSP 109-2 clarifies that an enterprise is required to apply the provisions of Statement 109 in the period, or periods, it decides on its plan(s) for reinvestment or repatriation of its unremitted foreign earnings. FSP 109-2 requires disclosure if an enterprise is unable to reasonably estimate, at the time of issuance of its financial statements, the related range of income tax effects for the potential range of foreign earnings that it may repatriate and requires an enterprise to recognize income tax expense (benefit) if an enterprise decides to repatriate a portion of unremitted earnings under the repatriation provision while it is continuing to evaluate the effects of the repatriation provision for the remaining portion of the unremitted foreign earnings. FSP 109-2 is effective upon issuance. The Company currently has the ability and intent to reinvest any undistributed earnings of its foreign subsidiaries. Any impact from this legislation has not been reflected in the amounts shown since the Company is reinvested for the foreseeable future.
      On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, (“Statement 123(R)”) which is a revision of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“Statement 123”). Statement 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and amends Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) is effective for financial statements for the first interim or annual period beginning after June 15, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. In April 2005, the SEC issued a press release announcing that it would provide for phased-in implementation guidance for Statement 123(R). The SEC would require that registrants that are not small business issuers adopt Statement 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005. The Company intends to adopt Statement 123(R) on January 1, 2006.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      As permitted by Statement 123, the Company currently accounts for share-based payments to employees using the APB 25 intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method could have a significant impact on the Company’s result of operations, although it will have no impact on its overall financial position. The Company is unable to quantify the impact of adoption of Statement 123(R) at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share below. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow. This requirement will increase net financing cash flows in periods after adoption. The Company cannot estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options.

Stock Based Compensation
      The Company does not have any compensation plans under which it grants stock awards to employees. On behalf of the Company, Clear Channel Communications grants the Company’s officers and other key employees stock options to purchase shares of Clear Channel Communications common stock. Clear Channel Communications accounts for its stock-based award plans in accordance with APB 25, and related interpretations, under which compensation expense is recorded to the extent that the current market price of the underlying stock exceeds the exercise price. Clear Channel Communications calculates the pro forma stock compensation expense as if the stock-based awards had been accounted for using the provisions of Statement 123. The stock compensation expense is then allocated to the Company based on the percentage of options outstanding to employees of the Company. The required pro forma disclosures, based on this allocated expense are as follows:

	2004	2003	2002

	(In thousands)
Income (loss) before cumulative effect of a change in accounting principle:
Reported	$7,478	$(34,993)	$(55,708)
Pro forma stock compensation expense, net of tax	(6,474)	(3,701)	(4,447)

Pro Forma	$1,004	$(38,694)	$(60,155)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
NOTE B — INTANGIBLE ASSETS AND GOODWILL

Definite-lived Intangibles
      The Company has definite-lived intangible assets which consist primarily of transit and street furniture contracts and other contractual rights, all of which are amortized over the respective lives of the agreements. Other definite-lived intangible assets are amortized over the period of time the assets are expected to contribute directly or indirectly to the Company’s future cash flows. The following table presents the gross carrying amount and accumulated amortization for each major class of definite-lived intangible assets at December 31, 2004 and 2003:

	2004		2003

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

	(In thousands)
Transit, street furniture, and other contractual rights	$688,373	$364,939	$655,775	$289,821
Other	57,093	46,243	56,301	37,688

Total	$745,466	$411,182	$712,076	$327,509

      Total amortization expense from definite-lived intangible assets for the years ended December 31, 2004, 2003 and 2002 was $67.1 million, $66.9 million and $65.2 million, respectively. The following table presents the Company’s estimate of amortization expense for each of the five succeeding fiscal years for definite-lived intangible assets that exist at December 31, 2004:

(In thousands)
2005	$83,251
2006	73,072
2007	47,875
2008	20,049
2009	17,502
      As acquisitions and dispositions occur in the future and as purchase price allocations are finalized, amortization expense may vary.

Indefinite-lived Intangibles
      On January 1, 2002, the Company adopted Statement 142, which addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. Statement 142 established new accounting for goodwill and other intangible assets recorded in business combinations. The Company performed the initial impairment test of its billboard permits at January 1, 2002 and subsequent impairment tests were performed at October 1, 2002, 2003 and 2004, all of which resulted in no impairment charge.
      Upon the adoption of Statement 142 on January 1, 2002, the Company began to separately identify billboard permits as an indefinite-lived intangible asset. The Company’s billboard permits are issued in perpetuity by state and local governments and are transferable or renewable at little or no cost. Permits typically include the location for which the permit allows the Company the right to operate an advertising structure. The Company’s permits are located on either owned or leased land. In cases where the Company’s permits are located on leased land, the leases are typically from 10 to 30 years and renew indefinitely, with rental payments generally escalating at an inflation based index. If the Company loses its lease, the Company will typically obtain permission to relocate the permit or bank it with the municipality for future use.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The Company does not amortize its billboard permits. The Company tests these indefinite-lived intangible assets for impairment at least annually. The carrying amount for billboard permits at December 31, 2004 and 2003 were $211.7 million and $424.6 million, respectively.
      The SEC staff issued D-108 at the September 2004 meeting of the EITF. D-108 states that the residual method should no longer be used to value intangible assets other than goodwill. Rather, D-108 requires that a direct method be used to value intangible assets other than goodwill. Prior to adoption of D-108, the Company recorded its acquisition at fair value using an industry accepted income approach. The value calculated using the income approach was allocated to the indefinite-lived intangibles after deducting the value of tangible and intangible assets, as well as estimated costs of establishing a business at the market level. The Company used a similar approach in its annual impairment test prior to its adoption of D-108.
      D-108 requires that an impairment test be performed upon adoption using a direct method for valuing intangible assets other than goodwill. Under the direct method, it is assumed that rather than acquiring indefinite-lived intangible assets as a part of a going concern business, the buyer hypothetically obtains indefinite-lived intangible assets and builds a new operation with similar attributes from scratch. Thus, the buyer incurs start-up costs during the build-up phase which are normally associated with going concern value. Initial capital costs are deducted from the discounted cash flows model, which results in value that is directly attributable to the indefinite-lived intangible assets.
      Under the direct method, the Company continues to aggregate its indefinite-lived intangible assets at the market level for purposes of impairment testing as prescribed by EITF 02-07 Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets. The Company’s key assumptions using the direct method are market revenue growth rates, market share, profit margin, duration and profile of the build-up period, estimated start-up capital costs and losses incurred during the build-up period, the risk-adjusted discount rate and terminal values. This data is populated using industry normalized information representing an average station within a market.
      The Company’s adoption of the direct method resulted in an aggregate fair value of its indefinite-lived intangible assets that were less than the carrying value determined under its prior method. As a result of the adoption of D-108, the Company recorded a non-cash charge of $162.9 million, net of deferred taxes of $113.2 million as a cumulative effect of a change in accounting principle during the fourth quarter of 2004.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Goodwill
      The Company tests goodwill for impairment using a two-step process. The first step, used to screen for potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. The second step, used to measure the amount of the impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The following table presents the changes in the carrying amount of goodwill in each of the Company’s reportable segments for the years ended December 31, 2004 and 2003:

	Domestic	International	Total

	(In thousands)
Balance as of December 31, 2002	$346,837	$294,129	$640,966
Acquisitions	2,371	13,611	15,982
Dispositions	(894)	—	(894)
Foreign currency translation	—	48,392	48,392
Adjustments	(2,978)	(671)	(3,649)

Balance as of December 31, 2003	345,336	355,461	700,797
Acquisitions	53,719	3,066	56,785
Foreign currency translation	—	29,401	29,401
Adjustments	(1,678)	1,701	23

Balance as of December 31, 2004	$397,377	$389,629	$787,006

      Upon adopting Statement 142, the Company completed the two-step impairment test during the first quarter of 2002. As a result of this test, the Company recognized impairment of approximately $3.5 billion, net of deferred taxes of $504.9 million related to tax deductible goodwill, as a component of the cumulative effect of a change in accounting principle during the first quarter of 2002.
NOTE C — BUSINESS ACQUISITIONS

2004 Acquisitions:

Medallion Merger
      In September 2004, the Company acquired Medallion Taxi Media, Inc. (“Medallion”) for $31.6 million. Medallion’s operations include advertising displays placed on the top of taxi cabs. The Company began consolidating the results of operations in September 2004.
      In addition to the above, during 2004 the Company acquired display faces for $60.8 million in cash and acquired equity interests in international outdoor companies for $2.5 million in cash. Also, the Company exchanged advertising assets, valued at $23.7 million for other advertising assets valued at $32.3 million. As a result of this exchange, the Company recorded a gain of $8.6 million in “Other income (expense) — net”.

2003 Acquisitions:
      During 2003 the Company acquired domestic display faces for $28.3 million in cash. The Company also acquired investments in nonconsolidated affiliates for $10.7 million in cash and acquired an additional 10% interest in a subsidiary for $5.1 million in cash.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

2002 Acquisitions:

Ackerley Merger
      In June 2002 the Company acquired The Ackerley Group, Inc. (“Ackerley”). Ackerley operated approximately 6,000 outdoor displays in the Boston, Seattle and Portland, Oregon metropolitan markets, which are now operated by the Company. The transaction was funded by $26.3 million of the Company’s operating cash and a non-cash capital contribution from Clear Channel Communications of $612.8 million. This transaction resulted in the recognition of approximately $358.8 million of goodwill, $42.8 million of which was tax deductible.
      The results of operations for the year ended December 31, 2002 include the operations of Ackerley from June 2002. Unaudited pro forma combined results of operations, assuming the Ackerley acquisition had occurred on January 1, 2002 would have been as follows:

(In thousands)
Revenue	$1,887,051
Income (loss) before cumulative effect of a change in accounting principle	$(38,871)
Net loss	$(3,566,069)
      The pro forma information above is presented in response to applicable accounting rules relating to business acquisitions and is not necessarily indicative of the actual results that would have been achieved had the merger occurred at the beginning of 2002, nor is it indicative of future results of operations.

Other
      In addition to the acquisition discussed above, during 2002 the Company acquired domestic display faces for $126.3 million in cash and acquired investments in nonconsolidated affiliates for $2.1 million in cash.

Acquisition Summary
      The following is a summary of the assets and liabilities acquired and the consideration given for all acquisitions made during 2004 and 2003:

	2004	2003

	(In thousands)
Accounts receivable	$—	$210
Property, plant and equipment	15,061	10,945
Permits	36,956	19,499
Goodwill	45,762	7,795
Investments	2,512	11,993

	100,291	50,442
Other liabilities	(3,058)	(6,354)
Deferred tax	(2,355)	49

	(5,413)	(6,305)

Cash paid for acquisitions	$94,878	$44,137

      The Company has entered into certain agreements relating to acquisitions that provide for purchase price adjustments and other future contingent payments based on the financial performance of the acquired company. The Company will continue to accrue additional amounts related to such contingent payments if and when it is determinable that the applicable financial performance targets will be met. The

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
aggregate of these contingent payments, if performance targets were met, would not significantly impact the Company’s financial position or results of operations.

Restructuring:
      As a result of the Company’s acquisition of Ackerley in June 2002, the Company recorded a $9.4 million accrual related to the restructuring of Ackerley’s operations. Of the $9.4 million, $5.3 million is related to severance and $4.1 million is related to lease terminations. The Ackerley corporate office closed in July 2002. At December 31, 2004, the accrual balance for this restructuring was $1.9 million. This restructuring has resulted in the actual termination of 19 employees. The Company recorded a liability in purchase accounting for Ackerley primarily related to severance for terminated employees and lease terminations as follows:

	2004	2003	2002

	(In thousands)
Severance and lease termination costs:
Accrual at January 1	$2,661	$8,940	$—
Estimated costs charged to restructuring accrual in purchase accounting	—	—	9,375
Adjustments to restructuring accrual	(377)	(5,265)	—
Payments charged against restructuring accrual	(357)	(1,014)	(435)

Remaining severance and lease termination accrual at December 31	$1,927	$2,661	$8,940

      The remaining restructuring accrual is comprised solely of lease termination, which will be paid over the next five years. During 2004, there were no payments charged to the restructuring reserve related to severance. The Company made adjustments to finalize the purchase price allocation for the Ackerley merger in 2003.
      In addition to the restructuring described above, the Company restructured its operations in Spain during the fourth quarter of 2004. As a result, the Company has recorded a $4.1 million accrual in selling, general and administrative expenses. Of the $4.1 million, $2.2 million was related to severance and $1.9 million was related to consulting and other costs. As of December 31, 2004, this accrual balance remained $4.1 million. It is expected that this accrual will be paid over the next year. This restructuring will result in the termination of 44 employees.
      During 2003, the Company restructured its operations in France resulting in a $13.8 million restructuring accrual being recorded in selling, general and administrative expenses. Of the $13.8 million, $12.5 million was related to severance and $1.3 million was related to lease terminations and consulting costs. As of December 31, 2004, this accrual balance was $.8 million. It is expected that this accrual will be paid during 2005. This restructuring resulted in the termination of 134 employees.
NOTE D — INVESTMENTS
      The Company’s most significant investments in nonconsolidated affiliates are listed below:

Clear Media
      At December 31, 2004, the Company owned 48.1% of the total number of shares of Hainan White Horse Advertising Media Investment Co. Ltd. (“Clear Media”), formerly known as White Horse, a Chinese company that operates street furniture displays throughout China. At December 31, 2004, the fair market value of the Company’s shares of Clear Media was $231.3 million.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Clear Channel Independent
      The Company owns a 50% interest in Clear Channel Independent (“CCI”), formerly known as Corp Comm, a South African company involved in outdoor advertising.

Alessi
      The Company owns a 35% interest in Alessi, an Italian company involved in outdoor advertising.

Summarized Financial Information
      The following table summarizes the Company’s investments in these nonconsolidated affiliates:

	Clear			All
	Media	CCI	Alessi	Others	Total

	(In thousands)
At December 31, 2003	$77,257	$29,557	$22,977	$25,855	$155,646
Acquisition (disposition) of investments	—	1,456	520	(298)	1,678
Transfers from cost investments and other reclasses	—	—	—	852	852
Additional investment, net	—	7,508	—	(522)	6,986
Equity in net earnings (loss)	(3,990)	5,475	707	(2,268)	(76)
Foreign currency translation adjustment	(33)	7,372	1,894	738	9,971

At December 31, 2004	$73,234	$51,368	$26,098	$24,357	$175,057

      The above investments are not consolidated, but are accounted for under the equity method of accounting, whereby the Company records its investments in these entities in the balance sheet as “Investments in, and advances to, nonconsolidated affiliates.” The Company’s interests in their operations are recorded in the statement of operations as “Equity in earnings (loss) of nonconsolidated affiliates”. Accumulated undistributed earnings included in retained deficit for these investments were $5.5 million, $5.4 million and $.3 million for December 31, 2004, 2003 and 2002, respectively.

Other Investments
      Cost and fair value of other investments at December 31, 2004 and 2003 was $3.2 million and $16.5 million, respectively. At December 31, 2004, these marketable securities were all classified as other cost investments. At December 31, 2003, $11.9 million of these marketable securities were classified as trading and the remaining $4.6 million was classified as other cost investments.
NOTE E — ASSET RETIREMENT OBLIGATION
      The Company has an asset retirement obligation of $49.2 million as of December 31, 2004, which is reported in “Other long-term liabilities”. The liability relates to the Company’s obligation to dismantle and remove its advertising displays from leased land and to reclaim the site to its original condition upon the termination or non-renewal of a lease. The liability is capitalized as part of the related long-lived assets’ carrying value. Due to the high rate of lease renewals over a long period of time, the calculation assumes that all related assets will be removed at some period over the next 50 years. An estimate of third-party cost information is used with respect to the dismantling of the structures and the reclamation of the site. The interest rate used to calculate the present value of such costs over the retirement period is based on an estimated risk adjusted credit rate for the same period. During 2004, the Company increased its liability due to a change in estimate associated with the remediation costs used in the calculation. This change was recorded as an addition to the liability and related assets’ carrying values.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The following table presents the activity related to the Company’s asset retirement obligation:

(In thousands)
Balance at December 31, 2003	$24,000
Adjustment due to change in estimate of related costs	26,850
Accretion of liability	1,800
Liabilities settled	(3,434)

Balance at December 31, 2004	$49,216

NOTE F — LONG-TERM DEBT
      Long-term debt at December 31, 2004 and 2003 consisted of the following:

	December 31,

	2004	2003

	(In thousands)
Debt with Clear Channel Communications	$1,463,000	$1,463,000
Bank credit facilities	23,938	50,119
Other long-term debt	152,442	156,898

	1,639,380	1,670,017
Less: current portion	146,268	136,763

Total long-term debt	$1,493,112	$1,533,254

Debt with Clear Channel Communications
      In 2002, the Company converted its $1.3 billion line of credit with Clear Channel Communications and issued two intercompany notes to Clear Channel Communications in the aggregate original principal amount of approximately $1.5 billion. The Company received $.2 million in excess proceeds that were used to acquire operating assets. The first intercompany note in the original principal amount of approximately $1.4 billion matures on December 31, 2017 and may be prepaid in whole at any time, or in part from time to time, and accrues interest at a per annum rate of 10%. The second intercompany note in the original principal amount of approximately $73.0 million matures on December 31, 2017 and may be prepaid in whole at any time, or in part from time to time, and accrues interest at a per annum rate of 9%. Prior to the issuance of the two intercompany notes, the Company recorded interest at a per annum rate of 6% on all net borrowings from Clear Channel Communications.

Bank Credit Facility
      An international subsidiary of the Company had a $150.0 million five-year revolving credit facility with a group of international banks. This facility allowed for borrowings in various foreign currencies, which were used to hedge net assets in those currencies and provide funds to the Company’s international operations for certain working capital needs. At December 31, 2003, $50.1 million was outstanding. On July 30, 2004, the Company paid in full this $150.0 million five-year revolving credit facility. The $150.0 million five-year revolving credit facility was then terminated on August 6, 2004.
      On July 13, 2004, Clear Channel Communications, entered into a five-year, multi-currency revolving credit facility in the amount of $1.75 billion. Certain of the Company’s international subsidiaries are offshore borrowers under a $150.0 million sub-limit within this $1.75 billion credit facility. This sub-limit allows for borrowings in various foreign currencies, which are used to hedge net assets in those currencies and provide funds to the Company’s international operations for certain working capital needs. Certain of the Company’s international subsidiary borrowings under this sub-limit are guaranteed by Clear Channel

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Communications. The interest rate is based upon, LIBOR, or, in the case of Euro, EURIBOR, plus a margin. At December 31, 2004, interest rates on this bank credit facility varied from 1.9% to 5.76%. At December 31, 2004, the outstanding balance on the $150.0 million sub-limit was $23.9 million and $126.1 million was available for future borrowings, with the entire balance to be repaid on July 12, 2009.

Debt Covenants
      Clear Channel Communications’ significant covenants on its $1.75 billion five-year, multi-currency revolving credit facility relate to leverage and interest coverage contained and defined in the credit facility. The leverage ratio covenant requires Clear Channel Communications to maintain a ratio of consolidated funded indebtedness to operating cash flow (as defined by the credit facility) of less than 5.25x. The interest coverage covenant requires Clear Channel Communications to maintain a minimum ratio of operating cash flow (as defined by the credit facility) to interest expense of 2.50x. In the event that Clear Channel Communications does not meet these covenants, it is considered to be in default on the credit facility at which time the credit facility, including the $150.0 sub-limit utilized by certain of the Company’s international subsidiaries, may become immediately due. At December 31 2004, Clear Channel Communications’ leverage and interest coverage ratios were 3.1x and 6.4x, respectively. This credit facility contains a cross default provision that would be triggered if Clear Channel Communications were to default on any other indebtedness greater than $200.0 million. At December 31, 2004, Clear Channel Communications was in compliance with all debt covenants.

Other Debt
      Other debt includes various borrowings and capital leases utilized for general operating purposes. Included in the $152.4 million and $156.9 million balances at December 31, 2004 and 2003, is $146.3 million and $136.8 million, respectively, that mature in less than one year.
      Future maturities of long-term debt at December 31, 2004 are as follows:

(In thousands)
2005	$146,268
2006	3,728
2007	841
2008	660
2009	24,110
Thereafter	1,463,773

Total	$1,639,380

NOTE G — COMMITMENTS AND CONTINGENCIES
      The Company leases office space, equipment and the majority of the land occupied by its advertising structures under long-term operating leases. Some of the lease agreements contain renewal options and annual rental escalation clauses (generally tied to the consumer price index), as well as provisions for the payment of utilities and maintenance by the Company.
      The Company has minimum franchise payments associated with non-cancelable contracts that enable it to display advertising on such media as buses, taxis, trains, bus shelters and terminals, as well as other type contacts. The majority of these contracts contain rent provisions that are calculated as the greater of a percentage of the relevant advertising revenue or a specified guaranteed minimum annual payment. In addition, the Company has commitments relating to required purchases of property, plant, and equipment under certain street furniture contracts.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      As of December 31, 2004, the Company’s future minimum rental commitments under non-cancelable operating lease agreements with terms in excess of one year, minimum payments under non-cancelable contracts in excess of one year, and capital expenditure commitments consist of the following:

	Non-Cancelable	Non-Cancelable	Capital
	Operating Leases	Contracts	Expenditures

	(In thousands)
2005	$177,567	$382,528	$119,687
2006	157,150	281,051	44,186
2007	133,677	191,959	18,879
2008	117,503	149,640	18,876
2009	100,524	133,945	6,346
Thereafter	567,593	528,429	15,742

Total	$1,254,014	$1,667,552	$223,716

      Rent expense charged to operations for 2004, 2003 and 2002 was $822.8 million, $721.5 million and $610.4 million, respectively.
      The Company is currently involved in certain legal proceedings and, as required, has accrued its estimate of the probable costs for the resolution of these claims. These estimates have been developed in consultation with counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular period could be materially affected by changes in the Company’s assumptions or the effectiveness of its strategies related to these proceedings.
      In various areas in which the Company operates, outdoor advertising is the object of restrictive and, in some cases, prohibitive zoning and other regulatory provisions, either enacted or proposed. The impact to the Company of loss of displays due to governmental action has been somewhat mitigated by federal and state laws mandating compensation for such loss and constitutional restraints.
      Various acquisition agreements include deferred consideration payments including future contingent payments based on the financial performance of the acquired companies, generally over a one to five year period. Contingent payments involving the financial performance of the acquired companies are typically based on the acquired company meeting certain EBITDA targets as defined in the agreement. The contingent payment amounts are generally calculated based on predetermined multiples of the achieved EBITDA not to exceed a predetermined maximum payment. At December 31, 2004, the Company believes its maximum aggregate contingency, which is subject to the financial performance of the acquired companies, is approximately $36.5 million. In addition, certain acquisition agreements include deferred consideration payments based on performance requirements by the seller, generally over a one to five year period. Contingent payments based on performance requirements by the seller typically involve the completion of a development or obtaining appropriate permits that enable the Company to construct additional advertising displays. At December 31, 2004, the Company believes its maximum aggregate contingency, which is subject to performance requirements by the seller, is approximately $36.7 million. As the contingencies have not been met or resolved as of December 31, 2004, these amounts are not recorded. If future payments are made, amounts will be recorded as additional purchase price.
      The Company has various investments in nonconsolidated affiliates that are subject to agreements that contain provisions that may result in future additional investments to be made by the Company. The put values are contingent upon financial performance of the investee and are typically based on the investee meeting certain EBITDA targets, as defined in the agreement. The contingent payment amounts are generally calculated based on predetermined multiples of the achieved EBITDA not to exceed a predetermined maximum amount.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
NOTE H — RELATED PARTY TRANSACTIONS
      The Company has an account that represents net amounts due to or from Clear Channel Communications, which is recorded as “Due from Clear Channel Communications” on the combined balance sheets. The account does not accrue interest and is generally payable on demand. Included in the account is the net activity resulting from day-to-day cash management services provided by Clear Channel Communications. As a part of these services, the Company maintains collection bank accounts that are swept daily by Clear Channel Communications. In return, Clear Channel Communications funds the Company’s controlled disbursement accounts as checks or electronic payments are presented for payment. At December 31, 2004 and 2003, the balance in “Due from Clear Channel Communications” was $302.6 million and $154.4 million, respectively.
      The Company has issued two intercompany notes to Clear Channel Communications in the aggregate original principal amount of approximately $1.5 billion. These notes are further disclosed in Note F.
      Clear Channel Communications has provided funding for certain of the Company’s acquisitions of outdoor advertising net assets. The amounts funded by Clear Channel Communications for these acquisitions are recorded in “Owner’s net investment,” a component of owner’s equity.
      The Company provides advertising space on its billboards for radio stations owned by Clear Channel Communications. For the years ended December 31, 2004, 2003 and 2002, the Company recorded $12.4 million, $17.5 million, and $12.5 million, respectively, in revenue for these advertisements.
      Clear Channel Communications provides management services to the Company, which include, among other things: (i) treasury, payroll and other financial related services; (ii) human resources and employee benefits services; (iii) legal and related services; (iv) information systems, network and related services; (v) investment services; (vi) corporate services; and (vii) procurement and sourcing support services. These services are charged to the Company based on actual direct costs incurred or allocated by Clear Channel Communications based on a seasonally adjusted headcount calculation. For the years ended December 31, 2004, 2003 and 2002, the Company recorded $24.7 million, $19.6 million, and $17.6 million, respectively, as a component of corporate expenses for these services.
      Clear Channel Communications owns the trademark and trade names used by the Company. Beginning January 1, 2003, Clear Channel Communications charges the Company a royalty fee based upon a percentage of annual revenue. Clear Channel Communications used a third party valuation firm to assist in the calculation of the royalty fee. For the years ended December 31, 2004 and 2003, the Company recorded $15.8 million and $14.1 million, respectively, of royalty fees in “Other income (expense) — net.”
      The operations of the Company are included in a consolidated federal income tax return filed by Clear Channel Communications. The Company’s provision for income taxes has been computed on the basis that the Company files separate consolidated income tax returns with its subsidiaries. Tax payments are made to Clear Channel Communications on the basis of the Company’s separate taxable income. Tax benefits recognized on employee stock options exercises are retained by Clear Channel Communications.
      The Company computes its deferred income tax provision using the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, as if the Company was a separate taxpayer. Deferred tax assets and liabilities are determined based on differences between financial reporting bases and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. Deferred tax assets are reduced by valuation allowances if the Company believes it is more likely than not that some portion or all of the asset will not be realized. The Company’s provision for income taxes is further disclosed in Note I.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The Company’s employees participate in Clear Channel Communications employee benefit plans, including employee medical insurance and a 401(k) retirement benefit plan. These costs are recorded as a component of selling, general and administrative expenses and were approximately $8.2 million, $7.1 million, and $6.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.
NOTE I — INCOME TAXES
      The operations of the Company are included in a consolidated federal income tax return filed by Clear Channel Communications, Inc. However, for financial reporting purposes, the Company’s provision for income taxes has been computed on the basis that the Company files separate consolidated income tax returns with its subsidiaries.
      Significant components of the provision for income tax expense (benefit) are as follows:

	2004	2003	2002

	(In thousands)
Current — federal	$(10,291)	$(27,813)	$(85,352)
Current — foreign	34,894	22,734	20,796
Current — state	(1,181)	(7,013)	(7,452)

Total current	23,422	(12,092)	(72,008)
Deferred — federal	40,048	44,098	50,476
Deferred — foreign	(18,339)	(27,714)	(37,759)
Deferred — state	17,423	7,560	8,653

Total deferred	39,132	23,944	21,370

Income tax expense (benefit)	$62,554	$11,852	$(50,638)

      The increases in current and deferred expense of $35.5 million and $15.2 million, respectively, for the year ended December 31, 2004 were due to an increase in “Income (loss) before income taxes and cumulative effect of a change in accounting principle” of $93.2 million and additional deferred tax expense of approximately $16.0 million being recorded in order to adjust the deferred tax asset balance to an amount determined to be realizable by the Company.
      The decrease in current tax benefit recorded of $59.9 million for the year ended December 31, 2003 was due primarily to an increase in income before income taxes of approximately $83.2 million.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Significant components of the Company’s deferred tax liabilities and assets as of December 31, 2004 and 2003 are as follows:

	2004	2003

	(In thousands)
Deferred tax liabilities:
Foreign	$37,185	$55,524
Other	1,816	2,605

Total deferred tax liabilities	39,001	58,129
Deferred tax assets:
Intangibles and fixed assets	266,053	209,214
Accrued expenses	1,163	1,273
Equity in earnings	2,138	776
Net operating loss carryforwards	—	753
Bad debt reserves	1,624	1,396
Deferred income	8,762	11,463
Other	95	47

Total gross deferred tax assets	279,835	224,922

Net deferred tax assets	240,834	166,793
Less current portion	9,778	11,600

Long term deferred tax asset	$231,056	$155,193

      The deferred tax asset related to intangibles and fixed assets primarily relates to the difference in book and tax basis of acquired permits and tax deductible goodwill created from the Company’s various stock acquisitions. As discussed in Note B, in 2004 the Company adopted D-108, which resulted in the Company recording a non-cash charge of approximately $162.9 million, net of deferred tax of $113.2 million, related to its permits. In accordance with Statement No. 142, the Company no longer amortizes permits. Thus, a deferred tax benefit for the difference between book and tax amortization for the Company’s permits and tax-deductible goodwill is no longer recognized, as these assets are no longer amortized for book purposes. As the Company continues to amortize its tax basis in its permits and tax deductible goodwill, the deferred tax asset will decrease over time.
      Deferred tax assets and liabilities are computed by applying the U.S. federal and state income tax rate in effect to the gross amounts of temporary differences.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense (benefit) is:

	2004	2003	2002

	(In thousands)
Income tax expense (benefit) at statutory rates	$24,511	$(8,100)	$(37,221)
State income taxes, net of federal tax benefit	16,242	547	1,201
Foreign taxes	11,379	5,974	(19,620)
Nondeductible items	607	560	476
Additional deferred tax expense	4,804	—	—
Tax contingencies	4,626	10,116	3,892
Subpart F income	441	2,542	871
Other, net	(56)	213	(237)

	$62,554	$11,852	$(50,638)

      During 2004, the Company recorded tax expense of approximately $62.6 million on income (loss) before income taxes of $70.0 million. Foreign income (loss) before income taxes was approximately $14.8 million for 2004. The Company recorded additional deferred tax expense of approximately $16.0 million in 2004 in order to adjust the deferred tax asset balance to an amount determined to be realizable by the Company. In addition, the Company did not record a tax benefit on certain tax losses in its foreign operations due to the uncertainty of the ability to utilize those tax losses in the future.
      During 2003, the Company recorded tax expense of approximately $11.9 million on income (loss) before income taxes of ($23.1) million. Foreign income (loss) before income taxes was approximately ($31.3) million. The Company recorded additional current tax expense due to certain tax contingencies of approximately $10.1 million in 2003. In addition, the Company did not record a tax benefit on certain tax losses in its foreign operations due to the uncertainty of the ability to utilize those tax losses in the future.
      During 2002, the Company recorded tax benefit of approximately $50.6 million on income (loss) before income taxes of ($106.3) million. The Company recorded a tax benefit from foreign operations of approximately $17.0 million on foreign income (loss) before income taxes of approximately $7.6 million. The tax benefit was the result of the blending of income taxed in low tax rate jurisdictions and losses benefited in high tax rate jurisdictions.
      All tax liabilities owed by the Company are paid by Clear Channel Communications through an operating account that represents net amounts due to or from Clear Channel Communications.

NOTE J —	OWNER’S EQUITY

Stock Options
      Clear Channel Communications has granted options to purchase Clear Channel Communications common stock to employees of the Company and its affiliates under various stock option plans at no less than the fair market value of the underlying stock on the date of grant. These options are granted for a term not exceeding ten years and are forfeited in the event the employee or director terminates his or her employment or relationship with the Company or one of its affiliates. All option plans contain anti-dilutive provisions that require the adjustment of the number of shares of the Company common stock represented by each option for any stock splits or dividends.

Restricted Stock Awards
      On behalf of the Company, Clear Channel Communications began granting restricted stock awards to the Company’s employees in 2004. These Clear Channel Communications common shares bear a legend

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
which restricts their transferability for a term of from three to five years and are forfeited in the event the employee terminates his or her employment or relationship with the Company prior to the lapse of the restriction. The restricted stock awards were granted out of the Clear Channel Communications’ stock option plans. All option plans contain anti-dilutive provisions that require the adjustment of the number of shares of the Clear Channel Communications common stock represented by each option for any stock splits or dividends. Additionally, recipients of the restricted stock awards are entitled to all cash dividends as of the date the award was granted. The Company had 12,345 restricted stock awards outstanding at December 31, 2004 at a weighted average share price at the date of grant of $44.48.
NOTE K — EMPLOYEE STOCK AND SAVINGS PLANS
      The Company’s employees are eligible to participate in various 401(K) savings and other plans provided by Clear Channel Communications for the purpose of providing retirement benefits for substantially all employees. Both the employees and the Company make contributions to the plan. The Company matches a portion of an employee’s contribution. Beginning January 1, 2003, the Company match was increased from 35% to 50% of the employee’s first 5% of pay contributed to the plan. Company matched contributions vest to the employees based upon their years of service to the Company. Contributions to these plans of $1.9 million, $1.6 million and $1.2 million were charged to expense for 2004, 2003 and 2002, respectively.
      The Company’s employees are also eligible to participate in a non-qualified employee stock purchase plan provided by Clear Channel Communications. Under the plan, shares of Clear Channel Communications’ common stock may be purchased at 85% of the market value on the day of purchase. Employees may purchase shares having a value not exceeding 10% of their annual gross compensation or $25,000, whichever is lower. During 2004, 2003 and 2002, all Clear Channel Communications employees purchased 262,163, 266,978 and 319,817 shares at weighted average share prices of $32.05, $34.01 and $33.85, respectively. The Company’s employees represent approximately 12% of the total participation in this plan.
      Certain highly compensated executives of the Company are eligible to participate in a non-qualified deferred compensation plan provided by Clear Channel Communications, which allows deferrals up to 50% of their annual salary and up to 80% of their bonus before taxes. The Company does not match any deferral amounts and retains ownership of all assets until distributed. There is no liability recorded by the Company under this deferred compensation plan as the liability of this plan is Clear Channel Communications’.
NOTE L — OTHER INFORMATION

	For the Year Ended December 31,

	2004	2003	2002

	(In thousands)
The following details the components of “Other income (expense) — net”:
Royalty fee to Clear Channel Communications	$(15,809)	$(14,063)	$—
Gain on sale of operating and fixed assets	11,718	11,047	7,118
Asset retirement obligation	—	(7,000)	—
Minority interest	(7,602)	(3,906)	1,778
Other	(1,648)	5,327	268

Total other income (expense) — net	$(13,341)	$(8,595)	$9,164

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
NOTE M — SEGMENT DATA
      The Company has two reportable operating segments — domestic and international. The domestic segment includes operations in North and South America, and the international segment includes operations in Europe, Asia, Africa and Australia.

	Domestic	International	Corporate	Combined

	(In thousands)
2004
Revenue	$1,092,089	$1,354,951	$—	$2,447,040
Direct operating expenses	468,687	793,630	—	1,262,317
Selling, general and administrative expenses	173,010	326,447	—	499,457
Depreciation and amortization	186,620	201,597	—	388,217
Corporate expenses	—	—	53,770	53,770

Operating income (loss)	$263,772	$33,277	$(53,770)	$243,279

Identifiable assets	$3,378,761	$1,862,172	$—	$5,240,933
Capital expenditures	$60,506	$115,634	$—	$176,140
2003
Revenue	$1,006,376	$1,168,221	$—	$2,174,597
Direct operating expenses	435,075	698,311	—	1,133,386
Selling, general and administrative expenses	161,579	295,314	—	456,893
Depreciation and amortization	194,237	185,403	—	379,640
Corporate expenses	—	—	54,233	54,233

Operating income (loss)	$215,485	$(10,807)	$(54,233)	$150,445

Identifiable assets	$3,507,019	$1,725,801	$—	$5,232,820
Capital expenditures	$60,685	$144,460	$—	$205,145
2002
Revenue	$911,493	$948,148	$—	$1,859,641
Direct operating expenses	399,006	558,824	—	957,830
Selling, general and administrative expenses	158,159	234,644	—	392,803
Depreciation and amortization	179,947	156,948	—	336,895
Corporate expenses	—	—	52,218	52,218

Operating income (loss)	$174,381	$(2,268)	$(52,218)	$119,895

Identifiable assets	$3,494,697	$1,431,508	$—	$4,926,205
Capital expenditures	$83,563	$206,624	$—	$290,187
      Revenue of $57.5 million, $46.6 million and $42.7 million and identifiable assets of $35.7 million, $28.9 million and $14.9 million derived from the Company’s foreign operations are included in the Domestic data above for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

NOTE N —	2004 QUARTERLY RESULTS OF OPERATIONS (Unaudited)

	For the Three Months Ended

	March 31	June 30	September 30	December 31

	(In thousands)
Revenue	$521,593	$639,549	$600,166	$685,732
Operating expenses:
Direct operating expenses	411,873	432,125	438,610	479,166
Selling, general and administrative expenses
Depreciation and amortization	99,750	92,806	96,254	99,407
Corporate expenses	11,856	14,681	12,914	14,319

Operating income (loss)	(1,886)	99,937	52,388	92,840
Interest expense	3,675	3,600	3,836	3,066
Intercompany interest expense	36,413	36,413	36,413	36,414
Equity in earnings of nonconsolidated affiliates	319	4,468	(2,517)	(2,346)
Other income (expense) — net	(6,435)	(5,203)	(5,572)	3,869

Income (loss) before income taxes and cumulative effect of a change in accounting principle	(48,090)	59,189	4,050	54,883
Income tax (expense) benefit	35,706	(43,946)	(3,009)	(51,305)

Income (loss) before cumulative effect of a change in accounting principle	(12,384)	15,243	1,041	3,578
Cumulative effect of a change in accounting principle, net of tax of $113,173	—	—	—	(162,858)

Net income (loss)	$(12,384)	$15,243	$1,041	$(159,280)

NOTE O —	SUBSEQUENT EVENTS
      In July, 2005, the Company increased its investment in Clear Media Limited, a Chinese outdoor advertising company, to over 50%. As a result, the Company will no longer account for this investment under the equity method, but rather will begin consolidating the results of Clear Media Limited beginning in the third quarter of 2005.
      On July 27, 2005, the Company announced to the trade union representatives and to employees a draft plan to restructure its operations in France. In connection with the restructuring, the Company expects to record approximately $25.0 million in restructuring costs, including employee termination and other costs, as a component of selling, general and administrative expenses during the third quarter of 2005.
      On August 2, 2005, a wholly-owned subsidiary of the Company entered into a $2.5 billion intercompany note payable to the Company which was subsequently distributed as a dividend in a series of transfers to Clear Channel Communications. This note accrues interest based upon Clear Channel Communications’ weighted average cost of funds. This note will mature on August 2, 2010.

COMBINED BALANCE SHEETS

	June 30,	December 31,
	2005	2004

	(In thousands)
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$49,665	$37,948
Accounts receivable, less allowance of $20,699 at June 30, 2005 and $19,487 at December 31, 2004	644,616	661,244
Due from Clear Channel Communications	319,494	302,634
Prepaid expenses	65,525	59,601
Other current assets	38,339	45,813

Total Current Assets	1,117,639	1,107,240
PROPERTY, PLANT AND EQUIPMENT
Land, buildings and improvements	311,706	318,478
Structures	3,036,170	3,110,233
Furniture and other equipment	229,889	238,973
Construction in progress	60,499	54,021

	3,638,264	3,721,705
Less accumulated depreciation	1,582,497	1,525,720

	2,055,767	2,195,985
INTANGIBLE ASSETS
Definite-lived intangibles, net	276,127	334,284
Indefinite-lived intangibles — permits	212,485	211,690
Goodwill	748,698	787,006
OTHER ASSETS
Notes receivable	5,765	5,872
Investments in, and advances to, nonconsolidated affiliates	177,042	175,057
Deferred tax asset	243,251	231,056
Other assets	254,775	189,513
Other investments	821	3,230

Total Assets	$5,092,370	$5,240,933

LIABILITIES AND OWNER’S EQUITY
CURRENT LIABILITIES
Accounts payable	$201,928	$243,542
Accrued expenses	253,687	264,567
Accrued interest	1,133	558
Accrued income tax	34,279	—
Deferred income	102,301	94,120
Current portion of long-term debt	130,431	146,268

Total Current Liabilities	723,759	749,055
Long-term debt	61,475	30,112
Debt with Clear Channel Communications	1,463,000	1,463,000
Other long-term liabilities	205,333	205,811
Minority interest	60,874	63,302
Commitment and contingent liabilities (Note 4)
OWNER’S EQUITY
Owners net investment	6,679,664	6,679,664
Retained deficit	(4,238,602)	(4,250,222)
Accumulated other comprehensive income	136,867	300,211

Total Owner’s Equity	2,577,929	2,729,653

Total Liabilities and Owner’s Equity	$5,092,370	$5,240,933

See Notes to Combined Financial Statements

UNAUDITED INTERIM COMBINED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,

	2005	2004

	(In thousands)
Revenue	$1,263,468	$1,161,142
Operating expenses:
Direct operating expenses (exclusive of depreciation and amortization)	915,673	843,998
Selling, general and administrative expenses (exclusive of depreciation and amortization)
Depreciation and amortization	194,828	192,556
Corporate expenses (exclusive of depreciation and amortization)	26,398	26,537

Operating income	126,569	98,051
Interest expense	6,467	7,275
Intercompany interest expense	72,828	72,826
Equity in earnings of nonconsolidated affiliates	5,947	4,787
Other income (expense) — net	(6,735)	(11,638)

Income before income taxes	46,486	11,099
Income tax (expense) benefit:
Current	(46,745)	3,537
Deferred	11,879	(11,777)

Net income	$11,620	$2,859

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(163,344)	(25,440)

Comprehensive loss	$(151,724)	$(22,581)

See Notes to Combined Financial Statements

UNAUDITED COMBINED STATEMENTS OF CHANGES IN OWNER’S EQUITY

			Accumulated Other
	Owner’s Net	Retained Earnings	Comprehensive
	Investment	(Deficit)	Income (Loss)	Total

	(In thousands)
Balances at December 31, 2004	$6,679,664	$(4,250,222)	$300,211	$2,729,653
Net income	—	11,620	—	11,620
Currency translation adjustment	—	—	(163,344)	(163,344)

Balances at June 30, 2005	$6,679,664	$(4,238,602)	$136,867	$2,577,929

See Notes to Combined Financial Statements

UNAUDITED INTERIM COMBINED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,

	2005	2004

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$11,620	$2,859
Reconciling Items:
Depreciation and amortization	194,828	192,556
Deferred taxes	(11,879)	11,777
(Gain) loss on sale of operating and fixed assets	(1,699)	(1,307)
Equity in earnings of nonconsolidated affiliates	(5,947)	(4,787)
Increase (decrease) other, net	3,200	2,434
Changes in operating assets and liabilities, net of effects of acquisitions:
Decrease (increase) in accounts receivable	3,247	2,194
Decrease (increase) in prepaid expenses	(5,924)	(7,237)
Decrease (increase) in other current assets	(6,429)	(4,086)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(68,355)	(63,416)
Increase (decrease) in accrued interest	566	965
Increase (decrease) in deferred income	6,440	34,606
Increase (decrease) in accrued income taxes	47,621	33,399

Net cash provided by operating activities	167,289	199,957

CASH FLOWS FROM INVESTING ACTIVITIES
(Increase) decrease in notes receivable, net	107	580
Decrease (increase) in investments in, and advances to, nonconsolidated affiliates — net	595	(6,879)
Purchases of investments	—	(408)
Purchases of property, plant and equipment	(77,883)	(76,900)
Proceeds from disposal of assets	4,944	3,482
Acquisition of operating assets	(54,217)	(54,057)
Decrease (increase) in other — net	(21,781)	(9,587)

Net cash used in investing activities	(148,235)	(143,769)

CASH FLOWS FROM FINANCING ACTIVITIES:
Draws on credit facilities	42,291	23,207
Payments on credit facilities	(24,386)	(9,832)
Net transfers to Clear Channel Communications	(16,860)	(63,522)

Net cash provided by (used in) financing activities	1,045	(50,147)
Effect of exchange rate changes on cash	(8,382)	150
Net increase in cash and cash equivalents	11,717	6,191
Cash and cash equivalents at beginning of period	37,948	34,105

Cash and cash equivalents at end of period	$49,665	$40,296

See Notes to Combined Financial Statements

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS

Note 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Preparation of Interim Financial Statements
      Clear Channel Outdoor Holdings, Inc. (the “Company”) includes the entities principally comprising the outdoor segment of Clear Channel Communications, Inc. (“Clear Channel Communications”), a diversified media company with operations in radio broadcasting, outdoor advertising and live entertainment. The Company has two principal business segments: domestic and international. The domestic segment includes operations in North and South America; and the international segment includes operations in Europe, Asia, Africa and Australia.
      The combined financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and, in the opinion of management, include all adjustments (consisting of normal recurring accruals and adjustments necessary for adoption of new accounting standards) necessary to present fairly the results of the interim periods shown. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such SEC rules and regulations. Management believes that the disclosures made are adequate to make the information presented not misleading. Due to seasonality and other factors, the results for the interim periods are not necessarily indicative of results for the full year.
      The combined financial statements include assets and liabilities of Clear Channel Communications not currently owned by the Company that will be transferred to the Company prior to or concurrent with the initial public offering of 10% of the Company’s common stock. The combined financial statements are comprised of businesses included in the consolidated financial statements and accounting records of Clear Channel Communications, using the historical results of operations, and historical basis of assets and liabilities of the outdoor business. Investments in companies in which the Company owns 20 percent to 50 percent of the voting common stock or otherwise exercises significant influence over operating and financial policies of the company are accounted for under the equity method. Significant intercompany accounts among the combined businesses have been eliminated in consolidation.

Stock-Based Compensation
      The Company does not have any compensation plans under which it grants stock awards to employees. Clear Channel Communications grants stock options to the Company’s officers and other key employees on behalf of the Company. Clear Channel Communications accounts for its stock-based award plans in accordance with APB 25, and related interpretations, under which compensation expense is recorded to the extent that the current market price of the underlying stock exceeds the exercise price. Clear Channel Communications calculates the pro forma stock compensation expense as if the stock-based awards had been accounted for using the provisions of Statement 123, Accounting for Stock-Based Compensation. The stock compensation expense is then allocated to the Company based on the percentage of options outstanding to employees of the Company. The required pro forma disclosures, based on this allocated expense are as follows:

	The Six Months
	Ended June 30,

	2005	2004

	(In thousands)
Income (loss):
Reported	$11,620	$2,859
Pro forma stock compensation expense, net of tax	(1,350)	(3,177)

Pro Forma	$10,270	$(318)

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

Recent Accounting Pronouncements
      In March 2005, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). FIN 47 is an interpretation of FASB Statement 143, Asset Retirement Obligations, which was issued in June 2001. According to FIN 47, uncertainty about the timing and (or) method of settlement because they are conditional on a future event that may or may not be within the control of the entity should be factored into the measurement of the asset retirement obligation when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application of interim financial information is permitted, but is not required. The Company adopted FIN 47 on January 1, 2005, which did not materially impact the Company’s financial position or results of operations.
      In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 Share-Based Payment (“SAB 107”). SAB 107 expresses the SEC staff’s views regarding the interaction between Statement of Financial Accounting Standards No. 123(R) Share-Based Payment (“Statement 123(R)”) and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with nonemployees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first time adoption of Statement 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of Statement 123(R) and the modification of employee share options prior to adoption of Statement 123(R). The Company is unable to quantify the impact of adopting SAB 107 and Statement 123(R) at this time because it will depend on levels of share-based payments granted in the future. Additionally, the Company is still evaluating the assumptions it will use upon adoption.
      In April 2005, the SEC issued a press release announcing that it would provide for phased-in implementation guidance for Statement 123(R). The SEC would require that registrants that are not small business issuers adopt Statement 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005. The Company intends to adopt Statement 123(R) on January 1, 2006.
      In June 2005, the Emerging Issues Task Force (“EITF”) issued EITF 05-6, Determining the Amortization Period of Leasehold Improvements (“EITF 05-6”). EITF 05-6 requires that assets recognized under capital leases generally be amortized in a manner consistent with the lessee’s normal depreciation policy except that the amortization period is limited to the lease term (which includes renewal periods that are reasonably assured). EITF 05-6 also addresses the determination of the amortization period for leasehold improvements that are purchased subsequent to the inception of the lease. Leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of the acquisition of the leasehold improvement. The Company will adopt EITF 05-6 on July 1, 2005 and does not expect adoption to materially impact its financial position or results of operations.

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

Note 2:	INTANGIBLE ASSETS AND GOODWILL

Definite-lived Intangibles
      The Company has definite-lived intangible assets which consist primarily of transit and street furniture contracts and other contractual rights, all of which are amortized over the respective lives of the agreements. Other definite-lived intangible assets are amortized over the period of time the assets are expected to contribute directly or indirectly to the Company’s future cash flows. The following table presents the gross carrying amount and accumulated amortization for each major class of definite-lived intangible assets at June 30, 2005 and December 31, 2004:

	June 30, 2005		December 31, 2004

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

	(In thousands)
Transit, street furniture, and other contractual rights	$644,122	$378,678	$688,373	$364,939
Other	56,680	45,997	57,093	46,243

Total	$700,802	$424,675	$745,466	$411,182

      Total amortization expense from definite-lived intangible assets for the six months ended June 30, 2005 and for the year ended December 31, 2004 was $44.0 million and $67.1 million, respectively. The following table presents the Company’s estimate of amortization expense for each of the five succeeding fiscal years for definite-lived intangible assets:

(In thousands)
2006	$71,745
2007	39,778
2008	20,316
2009	16,218
2010	11,113
      As acquisitions and dispositions occur in the future and as purchase price allocations are finalized, amortization expense may vary.

Indefinite-lived Intangibles
      The Company’s indefinite-lived intangible assets consist of billboard permits. Billboard permits are issued in perpetuity by state and local governments and are transferable or renewable at little or no cost. Permits typically include the location for which the permit allows the Company the right to operate an advertising structure. The Company’s permits are located on either owned or leased land. In cases where the Company’s permits are located on leased land, the leases are typically from 10 to 30 years and renew indefinitely, with rental payments generally escalating at an inflation based index. If the Company loses its lease, the Company will typically obtain permission to relocate the permit or bank it with the municipality for future use.
      The Company does not amortize its billboard permits. The Company tests these indefinite-lived intangible assets for impairment at least annually using the direct method. Under the direct method, it is assumed that rather than acquiring indefinite-lived intangible assets as a part of a going concern business, the buyer hypothetically obtains indefinite-lived intangible assets and builds a new operation with similar attributes from scratch. Thus, the buyer incurs start-up costs during the build-up phase which are normally associated with going concern value. Initial capital costs are deducted from the discounted cash flows model which results in value that is directly attributable to the indefinite-lived intangible assets.

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)
      Under the direct method, the Company continues to aggregate its indefinite-lived intangible assets at the market level for purposes of impairment testing. The Company’s key assumptions using the direct method are market revenue growth rates, market share, profit margin, duration and profile of the build-up period, estimated start-up capital costs and losses incurred during the build-up period, the risk-adjusted discount rate and terminal values. This data is populated using industry normalized information representing an average station within a market.

Goodwill
      The Company tests goodwill for impairment using a two-step process. The first step, used to screen for potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. The second step, used to measure the amount of the impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The following table presents the changes in the carrying amount of goodwill in each of the Company’s reportable segments for the six-month period ended June 30, 2005:

	Domestic	International	Total

	(In thousands)
Balance as of December 31, 2004	$397,377	$389,629	$787,006
Acquisitions	1,403	538	1,941
Foreign currency	—	(40,028)	(40,028)
Adjustments	(42)	(179)	(221)

Balance as of June 30, 2005	$398,738	$349,960	$748,698

Note 3:	RESTRUCTURING
      As a result of Clear Channel Communications’ merger with Ackerley in June 2002, the Company recorded a $9.4 million accrual related to the restructuring of Ackerley’s outdoor advertising operations. Of the $9.4 million, $5.3 million is related to severance and $4.1 million is related to lease terminations. The Ackerley corporate office closed in July 2002. At June 30, 2005, the accrual balance for this restructuring was $1.7 million. This restructuring has resulted in the actual termination of 19 employees. The Company recorded a liability in purchase accounting for Ackerley primarily related to severance for terminated employees and lease terminations as follows:

	Six Months	Year Ended
	Ended June 30,	December 31,
	2005	2004

	(In thousands)
Severance and lease termination costs:
Accrual at January 1	$1,927	$2,661
Adjustments to restructuring accrual	—	(377)
Payments charged against restructuring accrual	(249)	(357)

Ending balance of severance and lease termination accrual	$1,678	$1,927

      The remaining restructuring accrual is comprised solely of lease termination, which will be paid over the next five years. There were no payments charged to the restructuring reserve related to severance during the six months ended June 30, 2005 or during the year ended December 31, 2004. The Company made adjustments to finalize the purchase price allocation for the Ackerley merger in 2003. All adjustments have been made. Any future potential excess reserves will be recorded as an adjustment to the purchase price.

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)
      In addition to the restructuring described above, the Company restructured its operations in Spain and France during 2004 and 2003, respectively. As a result of the Spain restructuring, the Company recorded a $4.1 million accrual in selling, general and administrative expenses; $2.2 million was related to severance and $1.9 million was related to consulting and other costs. As a result of the France restructuring, the Company recorded a $13.8 million accrual in selling, general and administrative expenses; $12.5 million was related to severance and $1.3 million was related to lease terminations and consulting costs. As of June 30, 2005, the aggregate accrual balance relating to the Spain and France restructuring was $2.6 million. It is expected that these accruals will be paid in the current year. It has been announced that these restructurings will result in the termination of 178 employees. As of June 30, 2005, 173 employees have been terminated.

Note 4:	COMMITMENTS AND CONTINGENCIES
      Certain agreements relating to acquisitions provide for purchase price adjustments and other future contingent payments based on the financial performance of the acquired companies. The Company will continue to accrue additional amounts related to such contingent payments if and when it is determinable that the applicable financial performance targets will be met. The aggregate of these contingent payments, if performance targets are met, would not significantly impact the financial position or results of operations of the Company.
      The Company is currently involved in certain other legal proceedings and, as required, has accrued an estimate of the probable costs for the resolution of these claims, inclusive of those discussed above. These estimates have been developed in consultation with counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular period could be materially affected by changes in the Company’s assumptions or the effectiveness of its strategies related to these proceedings.

Note 5:	RELATED PARTY TRANSACTIONS
      The Company has an account that represents net amounts due to or from Clear Channel Communications, which is recorded as “Due from Clear Channel Communications” on the combined balance sheets. The account did not accrue interest during the six months ended June 30, 2005 and the year ended December 31, 2004 and is generally payable on demand. Included in the account is the net activity resulting from day-to-day cash management services provided by Clear Channel Communications. As a part of these services, the Company maintains collection bank accounts that are swept daily by Clear Channel Communications. In return, Clear Channel Communications funds the Company’s controlled disbursement accounts as checks or electronic payments are presented for payment. At June 30, 2005 and December 31, 2004, the balance in “Due from Clear Channel Communications” was $319.5 million and $302.6 million, respectively.
      The Company has issued two intercompany notes to Clear Channel Communications in the aggregate original principal amount of approximately $1.5 billion. The first intercompany note in the original principal amount of approximately $1.4 billion matures on December 31, 2017 and may be prepaid in whole at any time, or in part from time to time, and accrues interest at a per annum rate of 10%. The second intercompany note in the original principal amount of approximately $73.0 million matures on December 31, 2017 and may be prepaid in whole at any time, or in part from time to time, and accrues interest at a per annum rate of 9%.
      Clear Channel Communications has provided funding for certain of the Company’s acquisitions of outdoor advertising net assets. The amounts funded by Clear Channel Communications for these acquisitions are recorded in “Owner’s net investment,” a component of owner’s equity.

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)
      The Company provides advertising space on its billboards for radio stations owned by Clear Channel Communications. For the six months ended June 30, 2005 and 2004 the Company recorded $5.4 million and $7.3 million, respectively, in revenue for these advertisements.
      Clear Channel Communications provides management services to the Company, which include, among other things: (i) treasury, payroll and other financial related services; (ii) human resources and employee benefits services; (iii) legal and related services; (iv) information systems, network and related services; (v) investment services; (vi) corporate services; and (vii) procurement and sourcing support services. These services are charged to the Company based on actual direct costs incurred or allocated by Clear Channel Communications based on a seasonally adjusted headcount calculation. For the six months ended June 30, 2005 and 2004, the Company recorded $7.8 million and $8.2 million, respectively, as a component of corporate expenses for these services.
      Clear Channel Communications owns the trademark and trade names used by the Company. Clear Channel Communications charges the Company a royalty fee based upon a percentage of annual revenue. Clear Channel Communications used a third party valuation firm to assist in the calculation of the royalty fee. For the six months ended June 30, 2005 and 2004, the Company recorded $6.3 million and $6.2 million, respectively of royalty fees in “Other income (expense) — net.”
      The operations of the Company are included in a consolidated federal income tax return filed by Clear Channel Communications. The Company’s provision for income taxes has been computed on the basis that the Company files separate consolidated income tax returns with its subsidiaries. Tax payments are made to Clear Channel Communications on the basis of the Company’s separate taxable income. Tax benefits recognized on employee stock options exercises are retained by Clear Channel Communications.
      The Company computes its deferred income tax provision using the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, as if the Company was a separate taxpayer. Deferred tax assets and liabilities are determined based on differences between financial reporting bases and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. Deferred tax assets are reduced by valuation allowances if the Company believes it is more likely than not that some portion or all of the asset will not be realized.

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

Note 6:	SEGMENT DATA
      The Company has two reportable segments, which it believes best reflects how the Company is currently managed — domestic and international.

	Domestic	International	Corporate	Combined

	(In thousands)
Six months ended June 30, 2005
Revenue	$568,944	$694,524	$—	$1,263,468
Direct operating expenses	328,374	587,299	—	915,673
Selling, general and administrative expenses
Depreciation and amortization	86,091	108,737	—	194,828
Corporate expenses	—	—	26,398	26,398

Operating income	$154,479	$(1,512)	$(26,398)	$126,569

Identifiable assets	$3,412,442	$1,679,928	$—	$5,092,370
Capital expenditures	$33,281	$44,602	$—	$77,883
Six months ended June 30, 2004
Revenue	$514,603	$646,539	$—	$1,161,142
Direct operating expenses	304,519	539,479	—	843,998
Selling, general and administrative expenses
Depreciation and amortization	94,173	98,383	—	192,556
Corporate expenses	—	—	26,537	26,537

Operating income	$115,911	$8,677	$(26,537)	$98,051

Identifiable assets	$3,512,935	$1,682,054	$—	$5,194,989
Capital expenditures	$22,759	$54,141	$—	$76,900
      Revenue of $29.3 million and $25.2 million and identifiable assets of $44.2 million and $26.6 million derived from the Company’s foreign operations are included in the Domestic data above for the six months ended June 30, 2005 and 2004, respectively.

Note 7:	SUBSEQUENT EVENTS
      In July, 2005 the Company increased its investment in Clear Media Limited, a Chinese outdoor advertising company, to over 50%. As a result, the Company will no longer account for this investment under the equity method, but rather will begin consolidating the results of Clear Media Limited beginning in the third quarter of 2005.
      On July 27, 2005, the Company announced to the trade union representatives and to employees a draft plan to restructure its operations in France. In connection with the restructuring, the Company expects to record approximately $25.0 million in restructuring costs, including employee termination and other costs, as a component of selling, general and administrative expenses during the third quarter of 2005.
      On August 2, 2005, a wholly-owned subsidiary of the Company entered into a $2.5 billion intercompany note payable to the Company which was subsequently distributed as a dividend in a series of transfers to Clear Channel Communications. This note accrues interest based upon Clear Channel Communications’ weighted average cost of funds. This note will mature on August 2, 2010.

      The following report is in the form that will be signed upon the completion of the transaction described in the Basis of Presentation discussed in Note A to the financial statements.

/s/ Ernst & Young
San Antonio, Texas
September 22, 2005
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
FINANCIAL STATEMENT SCHEDULE
      We have audited the combined balance sheets of Clear Channel Outdoor Holdings, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related combined statements of operations, changes in owner’s equity, and cash flows for each of the three years in the period ended December 31, 2004, and have issued our report thereon dated August 4, 2005, except as to Basis of Presentation of Note A, as to which date is                     , 2005 (included elsewhere in this Registration Statement). Our audits also included the financial statement Schedule II in this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.
      In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP
San Antonio, Texas
August 4, 2005

Schedule II — Valuation and Qualifying Accounts
Allowance for Doubtful Accounts
(In thousands)

		Charges
	Balance at	to Costs,	Write-off of		Balance
	Beginning of	Expenses	Accounts		at end of
Description	period	and other	Receivable	Other(1)	Period

Year ended December 31, 2002	$13,751	$17,588	$13,296	$776	$18,819

Year ended December 31, 2003	$18,819	$6,996	$12,311	$2,209	$15,713

Year ended December 31, 2004	$15,713	$8,731	$6,112	$1,155	$19,487

(1)	Foreign currency adjustments.

MAP OF OUR INTERNATIONAL MARKETS

Legend
Billboards
Street Furniture Displays
Transit Displays[1]
Other Displays[2]
Sweden
Denmark
Norway
Finland
Holland
United Kingdom
Ireland
Belgium
France
Switzerland
Germany
Poland
Czech Republic
Austria
Hungary
Ukraine
Estonia
Latvia
Lithuania
Spain
Portugal
Italy
Greece
Turkey
Russia
Dubai
India
China
Korea
Hong Kong
Thailand
Singapore
Australia
New Zealand
Uganda
Tanzania
Angola
Zambia
Malawi
Botswana
Namibia
Mozambique
Swaziland
Lesotho
South Africa
Mauritius

[1] Includes small displays.
[2] Includes spectaculars, mall displays and other small displays.
Note: Presence in countries Angola, Botswana, Hong Kong, Korea, Lesotho, Malawi, Mauritius, Mozambique, Namibia, South Africa, Swaziland, Tanzania, Thailand, Uganda, and Zambia represents Clear Channel equity investments. In Denmark, Belgium and Italy, presence is defined by both displays owned and operated by Clear Channel, as well as equity investments.

             See inside front cover for a map of our domestic markets.

                             Shares
Class A Common Stock

PROSPECTUS
                    , 2005
Global Coordinator & Senior Bookrunner
Goldman, Sachs & Co.
Joint Bookrunners
Deutsche Bank Securities

JPMorgan

Merrill Lynch & Co.

UBS Investment Bank
Banc of America Securities LLC

Bear, Stearns & Co. Inc.

Credit Suisse First Boston

Allen & Company LLC	Barrington Research

Harris Nesbitt	SunTrust Robinson Humphrey	Wachovia Securities
Until                     (25 days after the commencement of this offering), all dealers effecting transactions in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The estimated expenses paid by Clear Channel Outdoor Holdings, Inc. (the “Company”) in connection with the issuance and distribution of the Class A common stock being registered on this Form S-1, other than underwriting discounts and commission, are as follows:

Securities and Exchange Commission registration fee		$41,195
New York Stock Exchange fees		250,000
Blue sky fees and expenses		*
Printing and engraving fees		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
NASD filing fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers.
      Section 145 of the General Corporation Law of the State of Delaware provides as follows:
      (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
      (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the

Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
      As permitted by the Delaware General Corporation Law, we have included in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and bylaws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.
      The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.
      The Master Agreement by and between the company and Clear Channel Communications provides for indemnification by the company of Clear Channel Communications and its directors, officers and employees for certain liabilities, including liabilities under the Securities Act.
      We maintain directors and officers liability insurance for the benefit of our directors and officers.

Item 15.	Recent Sales of Unregistered Securities.
      Not applicable.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) Exhibits

Exhibit
Number		Exhibit Title

1	.1*	Form of Underwriting Agreement.

3	.1***	Form of Amended and Restated Certificate of Incorporation of Clear Channel Outdoor Holdings, Inc.

3	.2***	Form of Amended and Restated Bylaws of Clear Channel Outdoor Holdings, Inc.

4	.1*	Form of Specimen Class A Common Stock certificate of Clear Channel Outdoor Holdings, Inc.

4	.2*	Form of Specimen Class B Common Stock certificate of Clear Channel Outdoor Holdings, Inc.

5	.1*	Opinion of Fulbright & Jaworski L.L.P.

10	.1***	Form of Master Agreement between Clear Channel Outdoor Holdings, Inc. and Clear Channel Communications, Inc.

10	.2**	Form of Registration Rights Agreement between Clear Channel Outdoor Holdings, Inc. and Clear Channel Communications, Inc.

10	.3*	Form of Corporate Services Agreement between Clear Channel Outdoor Holdings, Inc. and Clear Channel Management Services, L.P.

10	.4***	Form of Tax Matters Agreement by and between Clear Channel Outdoor Holdings, Inc. and Clear Channel Communications, Inc.

10	.5***	Form of Employee Matters Agreement between Clear Channel Outdoor Holdings, Inc. and Clear Channel Communications, Inc.

10	.6*	Form of Trademark License Agreement between Clear Channel Outdoor Holdings, Inc. and Clear Channel Communications, Inc.

10	.7**	Subordinated Promissory Note effective January 1, 2003, in the original principal amount of $1.39 billion.

Exhibit
Number		Exhibit Title

10	.8**	Subordinated Promissory Note effective January 1, 2003, in the original principal amount of $73.0 million.

10	.9**	Senior Unsecured Term Promissory Note dated August 2, 2005 in the original principal amount of $2.5 billion.

10	.10***	First Amendment to Senior Unsecured Term Promissory Note dated October 7, 2005.
10	.11***	Form of 2005 Stock Incentive Plan of Clear Channel Outdoor Holdings, Inc.

10	.12***	Form of 2006 Annual Incentive Plan of Clear Channel Outdoor Holdings, Inc.

10	.13**	Amended and Restated Employment Agreement by and between Clear Channel Communications, Inc. and Mark P. Mays dated March 10, 2005 (incorporated herein by reference to Exhibit 10.15 to the Clear Channel Communications, Inc. Form 10-K (Commission File No. 1-9645) filed March 11, 2005).
10	.14**	Amended and Restated Employment Agreement by and between Clear Channel Communications, Inc. and Randall T. Mays dated March 10, 2005 (incorporated herein by reference to Exhibit 10.16 to the Clear Channel Communications, Inc. Form 10-K (Commission File No. 1-9645) filed March 11, 2005).
10	.15**	Employment Agreement by and between Clear Channel Outdoor Holdings, Inc. and Paul J. Meyer dated August 5, 2005 (incorporated herein by reference to Exhibit 10.1 to the Clear Channel Communications, Inc. Form 8-K (Commission File No. 1-9645) filed August 10, 2005).
21	.1***	Subsidiaries of Clear Channel Outdoor Holdings, Inc.

23	.1***	Form of Consent of Auditor.
23	.2*	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
24	.1**	Powers of Attorney.

99	.2**	Consent of Prospective Director of Marsha M. Shields dated September 21, 2005.
99	.3**	Consent of Prospective Director of Dale W. Tremblay dated September 22, 2005.
99	.4**	Consent of Prospective Director of William D. Parker dated September 22, 2005.

*	To be filed by amendment

**	Previously filed

***	Filed herewith

(b)	Financial Statement Schedules
                Schedule II — Valuation and Qualifying Accounts

Item 17.	Undertakings.
      The undersigned Registrant hereby undertakes:
      (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.
      (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio and State of Texas on October 13, 2005.

CLEAR CHANNEL OUTDOOR HOLDINGS, INC.
(Registrant)

By:	/s/ Randall T. Mays

Randall T. Mays
Executive Vice President and
Chief Financial Officer
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Mark P. Mays		Chief Executive Officer and Director (Principal Executive Officer)	October 13, 2005

/s/ Randall T. Mays Randall T. Mays		Executive Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	October 13, 2005

* L. Lowry Mays		Director	October 13, 2005

*By:	/s/ Randall T. Mays Randall T. Mays As Attorney-in-Fact

EXHIBIT LIST
Exhibits and Financial Statements Schedules.

Exhibit
Number		Exhibit Title

1	.1*	Form of Underwriting Agreement.
3	.1***	Form of Amended and Restated Certificate of Incorporation of Clear Channel Outdoor Holdings, Inc.

3	.2***	Form of Amended and Restated Bylaws of Clear Channel Outdoor Holdings, Inc.

4	.1*	Form of Specimen Class A Common Stock certificate of Clear Channel Outdoor Holdings, Inc.

4	.2*	Form of Specimen Class B Common Stock certificate of Clear Channel Outdoor Holdings, Inc.

5	.1*	Opinion of Fulbright & Jaworski L.L.P.

10	.1***	Form of Master Agreement between Clear Channel Outdoor Holdings, Inc. and Clear Channel Communications, Inc.

10	.2**	Form of Registration Rights Agreement between Clear Channel Outdoor Holdings, Inc. and Clear Channel Communications, Inc.

10	.3*	Form of Corporate Services Agreement between Clear Channel Outdoor Holdings, Inc. and Clear Channel Management Services, L.P.

10	.4***	Form of Tax Matters Agreement by and between Clear Channel Outdoor Holdings, Inc. and Clear Channel Communications, Inc.

10	.5***	Form of Employee Matters Agreement between Clear Channel Outdoor Holdings, Inc. and Clear Channel Communications, Inc.

10	.6*	Form of Trademark License Agreement between Clear Channel Outdoor Holdings, Inc. and Clear Channel Communications, Inc.

10	.7**	Subordinated Promissory Note effective January 1, 2003, in the original principal amount of $1.39 billion.

10	.8**	Subordinated Promissory Note effective January 1, 2003, in the original principal amount of $73.0 million.

10	.9**	Senior Unsecured Term Promissory Note dated August 2, 2005 in the original principal amount of $2.5 billion.

10	.10***	First Amendment to Senior Unsecured Term Promissory Note dated October 7, 2005.
10	.11***	Form of 2005 Stock Incentive Plan of Clear Channel Outdoor Holdings, Inc.

10	.12***	Form of 2006 Annual Incentive Plan of Clear Channel Outdoor Holdings, Inc.

10	.13**	Amended and Restated Employment Agreement by and between Clear Channel Communications, Inc. and Mark P. Mays dated March 10, 2005 (incorporated herein by reference to Exhibit 10.15 to the Clear Channel Communications, Inc. Form 10-K (Commission File No. 1-9645) filed March 11, 2005).
10	.14**	Amended and Restated Employment Agreement by and between Clear Channel Communications, Inc. and Randall T. Mays dated March 10, 2005 (incorporated herein by reference to Exhibit 10.16 to the Clear Channel Communications, Inc. Form 10-K (Commission File No. 1-9645) filed March 11, 2005).
10	.15**	Employment Agreement by and between Clear Channel Outdoor Holdings, Inc. and Paul J. Meyer dated August 5, 2005 (incorporated herein by reference to Exhibit 10.1 to the Clear Channel Communications, Inc. Form 8-K (Commission File No. 1-9645) filed August 10, 2005).
21	.1***	Subsidiaries of Clear Channel Outdoor Holdings, Inc.

23	.1***	Form of Consent of Auditor.

23	.2*	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).

24	.1**	Powers of Attorney.
99	.2**	Consent of Prospective Director of Marsha M. Shields dated September 21, 2005.
99	.3**	Consent of Prospective Director of Dale W. Tremblay dated September 22, 2005.
99	.4**	Consent of Prospective Director of William D. Parker dated September 22, 2005.

*	To be filed by amendment

**	Previously filed

***	Filed herewith